HellerEhrman

May 9, 2006

06013934

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

SEC MAIL PROCESSING
RECEIVED
MAY 30 2006
WASH, D.C. 209 SECTION

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

Ladies and Gentlemen:

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

SEC FILE NO. 82-3648

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's 2005 annual report;

(2) The Company's announcement regarding notice of annual general meeting, dated April 28, 2006, published (in the English language) in South China Morning Post and published (in the Chinese language) in Hong Kong Economic Times, both on April 28, 2006;

(3) The Company's announcement regarding results for the year ended December 31, 2005, dated April 12, 2006, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on April 13, 2006;

(4) The Company's further announcement regarding further details in respect of the Company's announcement dated January 27, 2006, dated February 23, 2006, published (in the English language) in The Standard

and published (in the Chinese language) in Hong Kong Economic Times, both on February 24, 2006;

(5) The Company's clarification announcement, dated January 27, 2006, published (in the English language) in The Standard, on February 1, 2006;

(6) The Company's clarification announcement, dated January 26, 2006, published (in the English language) in The Standard, on January 27, 2006; and

(7) The Company's clarification announcement, dated January 12, 2006, published (in the English language) in The Standard, on January 13, 2006.

The part of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

19056\0001\35sec.doc

Legal & General Notices



SHOUGANG CONCORD CENTURY HOLDINGS LIMITED
首長寶佳集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 103)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong, on Friday, 26th May, 2006 at 9:30 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive the report of the directors of the Company and the audited accounts of the Company for the year ended 31st December, 2005.
2. To re-elect the retiring directors (note 2).
3. To re-appoint Deloitte Touche Tohmatsu as auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the board of directors to fix their remuneration.

AS SPECIAL BUSINESS

4. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorize the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company; (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries and/or any of its associated companies and/or any of its jointly controlled entities or any eligible participant pursuant to the scheme of shares or rights to acquire shares of the Company; or (iv) any scrip dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

5. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

A. "THAT:

(a) subject to paragraph (c) below, the exercise by the directors during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), and that the exercise by the directors of the Company of all the powers of the Company to repurchase such shares subject to and in accordance with all applicable laws or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange, be and it is hereby generally and unconditionally approved;

(b) in addition, the approval in paragraph (a) above shall authorize the directors on behalf of the Company during the Relevant Period to procure the Company to purchase its shares at a price determined by the directors;

(c) the aggregate nominal amount of shares of the Company repurchased or agreed conditionally or unconditionally to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the authority pursuant to paragraph (a) shall be limited accordingly; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

B. "THAT conditional upon the passing of the ordinary resolution 5A above, the aggregate nominal amount of the shares in the Company which are repurchased by the Company pursuant to and in accordance with the said ordinary resolution 5A shall be added to the aggregate nominal amount of the shares in the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the ordinary resolution 4 above."

By Order of the Board
Chan Lai Yee
Company Secretary

Hong Kong, 28th April, 2006

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. Forms of proxy must be lodged at the Company's share registrars, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the meeting.
2. With respect to resolution 2, Messrs. Li Shaofeng, Tong Yihui, Yip Kin Man, Raymond and Chu, Kwok Tsu Gilbert will retire from office, pursuant to the articles of association of the Company and being eligible, they offer themselves for re-election at the above meeting.

As at the date of the announcement, the directors of the Company are Messrs. Cao Zhong (Chairman), Li Shaofeng (Managing Director), Tong Yihui (Deputy Managing Director), Leung Shun Sang, Tony, Tang Cornor Kwok Kau (Deputy Managing Director), Yip Kin Man, Raymond (Independent Non-executive Director), Law, Yui Lun (Independent Non-executive Director) and Chu, Kwok Tsu Gilbert (Independent Non-executive Director).

This announcement can also be accessed through the internet at the Company's website http://www.shougangcentury.com.hk or http://www.irasia.com/listco/hk/sccentury/index.htm.

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國浩集團有限公司
Guoco Group Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 53)

ANNOUNCEMENT OF UNAUDITED THIRD QUARTER AND NINE MONTHS FINANCIAL RESULTS BY SUBSIDIARY — GUOCOLAND LIMITED, SINGAPORE

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF GUOCO GROUP LIMITED ("GUOCO"). THIS ANNOUNCEMENT IS MADE BY GUOCO PURSUANT TO RULE 13.09 OF THE LISTING RULES TO PROVIDE SHAREHOLDERS OF GUOCO WITH FINANCIAL INFORMATION ON A LISTED SUBSIDIARY OF GUOCO, GUOCOLAND LIMITED, WHICH HAS ANNOUNCED ITS UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2006 TO THE PUBLIC IN SINGAPORE ON 27 APRIL 2006.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

GuocoLand, a 63.9% owned subsidiary of Guoco and listed on the SGX-ST, has announced the unaudited financial results of the GuocoLand Group for the third quarter and nine months ended 31 March 2006 in Singapore on 27 April 2006. The summary of unaudited financial results of the GuocoLand Group for the third quarter and nine months ended 31 March 2006 together with the comparative figures of the previous corresponding financial period are provided below.

GuocoLand Limited ("GuocoLand"), a 63.9% owned subsidiary of Guoco and listed on the Singapore Exchange Securities Trading Limited ("SGX-ST"), has announced the unaudited financial results of GuocoLand and its subsidiaries ("GuocoLand Group") for the third quarter and nine months ended 31 March 2006 in Singapore on 27 April 2006. The summary of unaudited financial results of the GuocoLand Group for the third quarter and nine months ended 31 March 2006 together with the comparative figures of the previous corresponding financial period are provided below:

GuocoLand Limited

Summary of the unaudited financial results of the GuocoLand Group for the third quarter and nine months ended 31 March 2006

(Note: The expressions "Company", "Group" and "$" mean "GuocoLand", "GuocoLand Group" and "Singapore dollars" respectively.)

	Group			
	Third quarter ended 31/03/2006 $'000	Third quarter ended 31/03/2005 $'000 (Restated)	Nine months ended 31/03/2006 $'000	Nine months ended 31/03/2005 $'000 (Restated)
Revenue	77,225	70,076	301,741	283,844
Profit before taxation	60,505	18,659	108,594	74,932
Income tax expense	(2,391)	(1,964)	(6,416)	(15,967)
Profit for the period	58,114	16,695	102,178	58,965
Attributable to:				
Equity holders of the Company	58,332	16,100	101,840	57,038
Minority interests	(218)	595	338	1,927
Profit for the period	58,114	16,695	102,178	58,965

The comparative figures for the third quarter and nine months ended 31 March 2005 have been restated to take into account retrospective adjustments relating to Singapore Financial Reporting Standard 102 Share-based Payment.

Dividend

No ordinary dividend has been declared or recommended for the third quarter and nine months ended 31 March 2006.

Remarks: Details of the unaudited financial results of the GuocoLand Group for the third quarter and nine months ended 31 March 2006 are accessible at SGX-ST's website: http://www.sgx.com.sg.

As at the date of this announcement, the board of directors of Guoco comprises Mr. Quek Leng Chan as Executive Chairman; Mr. Kwek Leng Hai as President, CEO; Mr. Tan Lim Heng and Mr. James Eng, Jr. as executive directors; Mr. Kwek Leng San as non-executive director and Mr. Sat Pal Khattar, Mr. Harry Richard Wilkinson and Mr. Volker Stoeckel as independent non-executive directors.

By Order of the Board
Stella Lo Sze Man
Company Secretary

Hong Kong, 27 April 2006


FORTRESS

To Whom It May Concern

Please be notified that **Lin Cheong Kie Jackson** had left our company effective 26th April 2006. Any parties who have outstanding issues with our company must keep us informed immediately.

Perfect Town Estate Co., Ltd
28th April 2006

Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 669)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of the Company will be held at Harbour Room, 3rd Floor, The Ritz Carlton, Hong Kong, on 22nd May 2006 at 9:30 a.m. for the following purposes:

(1) To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2005.

(2) To declare a final dividend of HK12.60 cents per share to shareholders whose names appear on the Register of Members of the Company on 16th June 2006.

(3) To re-elect retiring Directors and fix the Directors' remuneration.

(4) To appoint Auditors and fix their remuneration.

As special business, to consider and, if thought fit, pass, with or without amendments, the following resolutions as ordinary resolutions, as indicated below:

ORDINARY RESOLUTIONS

(5) "THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the share capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers during and after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures and securities which are convertible into shares of the Company; or (iii) the exercise of any options granted under any share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries, of options to subscribe for, or rights to acquire, shares of the Company; or (iv) an issue of shares by way of scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed:

(A) in the case of an allotment and issue of shares for cash, 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution; and

(B) in the case of an allotment and issue of shares for a consideration other than cash, 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution (less any shares allotted and issued pursuant to sub-paragraph (A) above);

provided that any shares to be allotted and issued pursuant to the approval in paragraph (a) above shall not be issued at a discount of more than 5% to the Benchmarked Price (as hereinafter defined) of the shares, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Benchmarked Price" shall be a price which is the higher of:

(i) the closing price of the shares of the Company as stated in the Stock Exchange's (as hereinafter defined) daily quotations sheet on the date of signing of the agreement to which the transaction relates; and

(ii) the average closing price of the shares of the Company as stated in the Stock Exchange's daily quotations sheet for the five trading days immediately preceding the earliest of:

(A) the date of signing of the agreement to which the transaction relates;

(B) the date on which the relevant transaction is announced; or

(C) the date on which the price of the shares of the Company to be issued pursuant to the transaction is fixed;

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares of the Company or any *class thereof (subject to such exclusion or other* arrangements as the directors of the Company may deem necessary or expedient in relation to overseas shareholders or fractional entitlement or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong); and

"Stock Exchange" means The Stock Exchange of Hong Kong Limited."

(6) "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the share capital of the Company on the Stock Exchange (as hereinafter defined) or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and regulations, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital of the Company purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting; and.

"Stock Exchange" means The Stock Exchange of Hong Kong Limited."

(7) "THAT conditional upon the passing of the ordinary resolutions numbered 5 and 6 in the notice convening the annual general meeting of the Company at which this resolution is proposed, the aggregate nominal amount of the shares in the capital of the Company which are purchased by the Company pursuant to and in accordance with the said resolution numbered 6 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the said resolution numbered 5."

(8) As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

"THAT the Articles of Association of the Company be and are hereby amended by:

(a) with respect to Article 74,

(i) deleting the full stop at the end of 74 (iv) and replacing it with a semi-colon and inserting the word "or" after the semi-colon.

(ii) inserting the following new Article 74 (v) after Article 74 (iv):–

"74 (v) by the Chairman of the Meeting or any director in circumstances where voting by poll is required by the rules promulgated from time to time by the designated stock exchange on which the Company is listed or as the laws of such jurisdiction applicable to the Company may require.";

(b) with respect to Article 103 (A),

deleting the existing Article 103 (A) in its entirety and substituting therefor the following new Article 103 (A):–

"103. (A) Notwithstanding any other provisions in these Articles, at each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation provided that every Director (including those appointed for a specified term or holding office as chairman of the Board and/or the managing director of the Company) shall be subject to retirement by rotation at least once every three years or within such other period as the designated stock exchange that the Company is listed on may from time to time prescribe or within such other period as the laws of such jurisdiction applicable to the Company. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election."; and

(c) with respect to Article 109,

deleting the existing Article 109 in its entirety and substituting therefor the following new Article 109:–

"109. The Company in general meeting may by ordinary resolution remove any Director before the expiration of his period of office notwithstanding *anything in these Articles or in any agreement between* the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract of service between him and the Company)."

By Order of the Board
Chi Chung Chan
Company Secretary

Hong Kong
28th April 2006

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member.
2. A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy, together with a power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the registered office of the Company at 24/F., CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong not later than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
3. The register of members of the Company will be closed from 12th June 2006 to 16th June 2006 both days inclusive, during which period no transfers of shares will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 9th June 2006.
4. The retiring Directors standing for re-election under item 3 are Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Joel Arthur Schleicher.
5. An explanatory statement containing further details regarding item 5 will be sent to shareholders of the Company together with the annual report of the Company for the year ended 31st December 2005.

As at the date hereof, the Board comprised four Group Executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung, JP (Managing Director), Mr. Patrick Kin Wah Chan and Mr. Frank Chi Chung Chan, one Non-executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-executive Directors, namely, Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley and Mr. Manfred Kuhlmann.

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Legal & General Notices



首長科技集團有限公司
SHOUGANG CONCORD TECHNOLOGY HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 521)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shougang Concord Technology Holdings Limited (the "Company") will be held at 11:00 a.m. on Friday, 26th May, 2006 at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

AS ORDINARY BUSINESS

1. To receive the report of the directors and the audited financial statements for the year ended 31st December, 2005.
2. To re-elect the retiring directors.
3. To appoint auditors and to authorise the directors to fix their remuneration.

AS SPECIAL BUSINESS

4. To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company; (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iv) any scrip dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any territories outside Hong Kong)."

5. To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"THAT:

(a) subject to paragraph (c) below, the exercise by the directors during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited, and that the exercise by the directors of all the powers of the Company to repurchase such shares subject to and in accordance with all applicable laws or the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and it is hereby generally and unconditionally approved;

(b) in addition, the approval in paragraph (a) above shall authorise the directors on behalf of the Company during the Relevant Period to procure the Company to purchase its shares at a price determined by the directors;

(c) the aggregate nominal amount of shares repurchased or agreed conditionally or unconditionally to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution, and the authority pursuant to paragraph (a) shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"THAT conditional upon the passing of resolution no. 5 as set out in the notice convening this meeting of which this resolution forms part, the aggregate nominal amount of the shares in the Company which are repurchased by the Company pursuant to and in accordance with the said resolution no. 5 shall be added to the aggregate nominal amount of the shares in the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors pursuant to and in accordance with resolution no. 4 as set out in the notice convening this meeting of which this resolution forms part."

7. To consider and, if thought fit, pass the following resolution as a special resolution of the Company:

"THAT the existing Articles of Association of the Company be and are hereby amended in the following manner:

(a) (i) by inserting the words "voting by way of a poll is required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or" immediately after the words "At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless" in the first paragraph of the existing Article 74;

(ii) by replacing the full-stop at the end of the existing Article 74(iv) with a semi-colon and the word "or" immediately thereafter;

(iii) by inserting the following paragraph as Article 74(v) immediately after Article 74(iv):

"(v) by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing 5 per cent. or more of the total voting rights at such meeting.";

(b) by deleting the last sentence "Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting." in Article 94 and substituting thereof with the following new sentence:

"Any Director so appointed by the Board shall hold office, in the case of filling a causal vacancy, only until the next following general meeting of the Company or, in the case of an addition to their number, until the next following annual general meeting of the Company who shall then be eligible for re-election at such annual general meeting but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such annual general meeting.";

(c) by deleting Article 103(A) in its entirety and substituting thereof with the following:

"103. (A) At each annual general meeting, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election and each of the retiring Directors shall continue to act as a Director throughout the meeting at which he retires.";

(d) by deleting the word "annual" in the sixth line of Article 109 and by inserting the words "or the number of Directors" immediately after the word "Directors" in the last line of Article 109; and

(e) by deleting the word "number" in the last line of Article 124 and substituting thereof with the word "members";

and THAT any director of the Company be and is hereby authorised to take such further action as he/she may, in his/her sole and absolute discretion thinks fit for and on behalf of the Company to implement the aforesaid amendments to the existing Articles of Association of the Company."

8. To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"THAT the authorised share capital of the Company be increased from HK$500,000,000.00 to HK$1,000,000,000.00 by the creation of an additional 2,000,000,000 shares of HK$0.25 each and that such new shares, upon issue, shall rank pari passu in all respect with the existing shares of the Company."

By Order of the Board
Cheng Man Ching
Company Secretary

Hong Kong, 28th April, 2006

Notes:

(1) With respect to Resolution 2 above, Mr. Cao Zhong, Mr. Chen Jang Fung, Mr. Leung Shun Sang, Tony and Ms. Choy Hok Man, Constance will retire from office at the above meeting. Pursuant to the articles of association of the Company and, being eligible, Messrs. Cao Zhong, Chen Jang Fung and Leung Shun Sang, Tony will offer themselves for re-election at the above meeting. However, Ms. Choy Hok Man, Constance will not offer herself for re-election and it is not intended to fill up Ms. Choy's vacated office at the above meeting.

(2) In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged at the Company's share registrars, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof (as the case may be).

(3) As at the date of this announcement, the board of directors of the Company comprises Mr. Cao Zhong (Chairman), Mr. Zhang Wenhui (President), Mr. Tzu San Te, Mr. Tse Chun Sing, Mr. Chen Jang Fung, Mr. Leung Shun Sang, Tony, Mr. Chan Wah Tip, Michael, Ms. Choy Hok Man, Constance, Ms. Kan Lai Kuen, Alice (Independent Non-executive Director), Mr. Kwan Bo Ren, Dick (Independent Non-executive Director) and Mr. Wong Kun Kim (Independent Non-executive Director).

PICC 中国人民财产保险股份有限公司
PICC Property and Casualty Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2328)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of PICC Property and Casualty Company Limited (the "Company") will be held at Wanchunyuan Villa, No. 28 Qinghua Road (W), Haidian District, Beijing, People's Republic of China on 23 June 2006 (Friday) at 9:30 a.m. ("AGM") for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1. to approve the Report of the Directors of the Company for 2005;
2. to approve the Report of the Supervisory Committee of the Company for 2005;
3. to approve the audited financial statements and the Report of the Auditors of the Company for the year ended 31 December 2005;
4. to approve the profit distribution plan of the Company for the year ended 31 December 2005;
5. to re-elect Mr. Tse Sze-Wing, Edmund as a non-executive director of the Company for a term of three years;
6. to approve directors' fees for 2006;
7. to approve supervisors' fees for 2006;
8. to authorise the board of directors to determine the profit distribution plan of the Company for the first half of every financial year;
9. to re-appoint Ernst & Young as the international auditors and Ernst & Young Hua Ming as the domestic auditors of the Company to hold office until the conclusion of the next annual general meeting, and authorise the board of directors to fix their remuneration;

SPECIAL RESOLUTIONS

10. to grant a general mandate to the board of directors to separately or concurrently issue, allot or deal with additional domestic shares and H shares in the Company not exceeding 20% of each of the aggregate nominal amount of the domestic shares and H shares of the Company in issue within 12 months from the date on which shareholders' approval is obtained, and to authorise the board of directors to increase the registered capital of the Company and make corresponding amendment(s) to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares;
11. to increase the registered capital of the Company and approve the amendment to the Articles of Association of the Company;
12. to consider and approve resolution(s) (if any) raised by shareholder(s) holding 5% or more of the total voting shares of the Company.

By Order of the Board
Liu Zhenghuan
Secretary of the Board

Beijing, PRC, 27 April 2006

Notes:

1. According to the Articles of Association of the Company, resolutions at general meetings will be determined by a show of hands unless a poll is required under the Listing Rules or demanded before or after any vote by show of hands. A poll may be demanded by the chairman of the meeting or at least two shareholders entitled to vote, present in person or by proxy, or by one or more shareholders present in person or by proxy representing 10% or more of all shares carrying the voting rights at the meeting. Irrespective of whether the voting is carried out by show of hands or by poll, the votes counted will be based on the number of shares represented by such votes.
2. The register of members will be closed from 24 May 2006 (Wednesday) to 23 June 2006 (Friday), both days inclusive, during which period no transfer of shares will be effected. Holders of H shares and domestic shares whose names appear on the register of members of the Company on 23 May 2006 (Tuesday) at 4:00 p.m. are entitled to attend this meeting.
3. A shareholder entitled to attend and vote at this meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.
4. This is a summary of the full text of the notice of annual general meeting. A circular containing, among others, information on the proposed resolution nos. 5 and 11 as well as the full text of the notice of annual general meeting is to be despatched to shareholders on 28 April 2006.

On the date of this notice, the Chairman of the Board is Mr. Tang Yunxiang (non-executive director), the Vice Chairman is Mr. Wang Yi (executive director), Mr. Wang Yincheng and Md. Liu Zhenghuan are the executive directors, Mr. Ding Yunzhou, Mr. Zhou Shurui and Mr. Tse Sze-Wing, Edmund are the non-executive directors, the independent non-executive directors are Mr. Cheng Wai Chee, Christopher, Mr. Lu Zhengfei, Mr. Luk Kin Yu, Peter and Mr. Ding Ningning.

NOTICE

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE COMPANIES (WINDING-UP) NO. HCCW 83 OF 2006

IN THE MATTER of the Companies Ordinance, Cap. 32

and

IN THE MATTER of ACUMEN MARKETING COMMUNICATIONS LIMITED (行達廣告及公關事務有限公司)

NOTICE is hereby given that a petition for the winding-up of the above-named Company by the High Court of the Hong Kong Special Administrative Region was, on the 20th day of February 2006 presented to the said Court by the Commissioner of Inland Revenue represented by the Department of Justice of 2/F., High Block, Queensway Government Offices, 66 Queensway, Hong Kong. And that the said petition is directed to be heard before the Court at 9:30 a.m. on the 17th day of May 2006; and any creditor or contributory of the said Company desirous to support or oppose the making of an order on the said petition may appear at the time of hearing by himself or his counsel for that purpose; and a copy of the petition will be furnished to any creditor or contributory of the said company requiring the same by the undersigned on payment of the regulated charge for the same.

Dated the 28th day of April 2006

Ho Chi Sum
Senior Government Counsel
Counsel for the Petitioner
Department of Justice
2nd Floor, High Block
Queensway Government Offices
66 Queensway, Hong Kong

Note: Any person who intends to appear on the hearing of the said petition must serve on or send by post to the above-named, notice in writing of his intention so to do. The notice must state the name and address of the person, or, if a firm, the name and address of the firm and must be signed by the person or firm or his or their solicitor (if any), and must be served, or if posted, must be sent by post in sufficient time to reach the above-named not later than six o'clock in the afternoon of the 16th day of May 2006.

IMPORTANT ANNOUNCEMENT

Please be informed the following are no longer employed by Future Sales International, LLC and F.S.H.K. (Hong Kong) as of April 1, 2006. They have no authority to represent us, and we shall hold no responsibility for any matter in connection with them.

Mr. Goro Tam Ping Fai
Mr. Tony Tsang Hing Wah

Change of Name

I, Ms. Asnani, Manisha Lachhmandas, after marriage have changed my name to MRS. NARANG, PIYA AJAY. Any objections please contact Indian Consulate General, Hong Kong.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GRANDE
THE GRANDE HOLDINGS LIMITED
嘉域集團有限公司

(Incorporated in the Cayman Islands and continued in Bermuda with limited liability)
(Stock Code: 186)

DELAY IN ANNOUNCEMENT OF ANNUAL RESULTS AND DESPATCH OF ANNUAL REPORT

The Board wishes to inform the shareholders that, due to unexpected delay in the finalisation of the audit of the consolidated financial statements of the Company, there will be a delay in the announcement of the Annual Results and despatch of the Annual Report. It is expected that the Annual Results will be announced on or before 8 May 2006 and the Annual Report will be despatched on or before 12 May 2006.

The delay in announcement of the Annual Results and despatch of the Annual Report constitutes a breach of Rules 13.46(2)(a) and 13.49(1) of the Listing Rules. In this regard, Stock Exchange may reserve its rights to take appropriate actions against the Company and/or its Directors.

At the request of the Company, trading in the shares of the Company was suspended from 9:30 a.m. on 25 April 2006 and remains suspended until release of the announcement of the Annual Results for the year ended 31 December 2005.

Pursuant to Rules 13.46(2)(a) and 13.49(1) of the Listing Rules, the Company is required to announce its results (the "Annual Results") and despatch its annual report (the "Annual Report") for the year ended 31 December 2005 no later than 30 April 2006, four months after the date upon which the financial year ended.

The board of Directors (the "Board") of the Company wishes to inform the shareholders that, due to the unexpected delay in the finalisation of the audit of the consolidated financial statements of the Company, there will be a delay in the announcement of the Annual Results and despatch of the Annual Report. It is expected that the Annual Results will be announced on or before 8 May 2006 and the Annual Report will be despatched on or before 12 May 2006.

The delay in announcement of the Annual Results and despatch of the Annual Report constitutes a breach of Rules 13.46(2)(a) and 13.49(1) of the Listing Rules. In this regard, Stock Exchange may reserve its rights to take appropriate actions against the Company and/or its Directors. The Directors of the Company have not dealt in any shares of the Company (the "Shares") since 23 March 2006 and have undertaken not to deal in the Shares until after announcement of the Annual Results and despatch of the Annual Report.

At the request of the Company, trading in the Shares was suspended from 9:30 a.m. on 25 April 2006 and remains suspended until release of the announcement of the Annual Results for the year ended 31 December 2005.

By Order of the Board of
The Grande Holdings Limited
Christopher W. Ho
Chairman

Hong Kong, 27 April 2006

As at the date of this announcement, the Board of the Company comprises: Mr. Christopher W. Ho, Mr. C. C. Ma, Mrs. Christine L. S. Asprey, Mr. Michael A. B. Binney, Mr. C. F. Lam and Mr. Paul K. F. Law as executive directors; and Mr. Herbert H. K. Tsoi, Mr. Johnny W. H. Lau and Mr. Martin I. Wright as independent non-executive directors.

NOTICE

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE COMPANIES (WINDING-UP) NO. HCCW 84 OF 2006

IN THE MATTER of the Companies Ordinance, Cap. 32

and

IN THE MATTER of CKW Company Limited

NOTICE is hereby given that a petition for the winding-up of the above-named Company by the High Court of the Hong Kong Special Administrative Region was, on the 20th day of February 2006 presented to the said Court by the Secretary for Justice of 2/F., High Block, Queensway Government Offices, 66 Queensway, Hong Kong. And that the said petition is directed to be heard before the Court at 9:30 a.m. on the 17th day of May 2006; and any creditor or contributory of the said Company desirous to support or oppose the making of an order on the said petition may appear at the time of hearing by himself or his counsel for that purpose; and a copy of the petition will be furnished to any creditor or contributory of the said company requiring the same by the undersigned on payment of the regulated charge for the same.

Dated the 28th day of April 2006

Lau Sze Yuen
Government Counsel
Counsel for the Petitioner
Department of Justice
2nd Floor, High Block
Queensway Government Offices
66 Queensway, Hong Kong

Note: Any person who intends to appear on the hearing of the said petition must serve on or send by post to the above-named, notice in writing of his intention so to do. The notice must state the name and address of the person, or, if a firm, the name and address of the firm and must be signed by the person or firm or his or their solicitor (if any), and must be served, or if posted, must be sent by post in sufficient time to reach the above-named not later than six o'clock in the afternoon of the 16th day of May 2006.

NOTICE

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE COMPANIES (WINDING-UP) NO. HCCW 82 OF 2006

IN THE MATTER of the Companies Ordinance, Cap. 32

and

IN THE MATTER of Wellead Construction and Engineering Company Limited (華建建築工程有限公司)

NOTICE is hereby given that a petition for the winding-up of the above-named Company by the High Court of the Hong Kong Special Administrative Region was, on the 20th day of February 2006 presented to the said Court by the Secretary for Justice as represented by the Department of Justice of 2/F., High Block, Queensway Government Offices, 66 Queensway, Hong Kong. And that the said petition is directed to be heard before the Court at 9:30 a.m. on the 17th day of May 2006; and any creditor or contributory of the said Company desirous to support or oppose the making of an order on the said petition may appear at the time of hearing by himself or his counsel for that purpose; and a copy of the petition will be furnished to any creditor or contributory of the said company requiring the same by the undersigned on payment of the regulated charge for the same.

Dated the 28th day of April 2006

Ho Chi Sum
Senior Government Counsel
Counsel for the Petitioner
Department of Justice
2nd Floor, High Block
Queensway Government Offices
66 Queensway, Hong Kong

Note: Any person who intends to appear on the hearing of the said petition must serve on or send by post to the above-named, notice in writing of his intention so to do. The notice must state the name and address of the person, or, if a firm, the name and address of the firm and must be signed by the person or firm or his or their solicitor (if any), and must be served, or if posted, must be sent by post in sufficient time to reach the above-named not later than six o'clock in the afternoon of the 16th day of May 2006.

Customer Service? Tel: 2680 8333
Fax: 2565 7272 E-mail: classified@scmp.com
ClassifiedPost

K & P INTERNATIONAL HOLDINGS LIMITED
(堅寶國際控股有限公司)

(於百慕達註冊成立之有限公司)
(股份代號:675)

股東週年大會通告

茲通告本公司謹訂於二零零六年六月十四日(星期三)上午十時正假座香港九龍尖沙咀北京道八號朗廷酒店二樓宴會廳B舉行股東週年大會,討論下列事項:

1. 省覽截至二零零五年十二月三十一日止年度之經審核財務報告及董事會與核數師之報告;
2. 宣佈派發末期股息;
3. 重新選舉董事,並授權董事會釐定董事酬金及定出董事會最高人數;
4. 重新委聘核數師,並授權董事會釐定其酬金;
5. 考慮並酌情通過(無論有否修訂)下列決議案為普通決議案:

「動議

(a) 無條件授予董事會一般性權力,在符合適用法例之情況下,於有關期間(定義見下文)內行使本公司所有權力,以購回其股份;

(b) 依據上文(a)段之批准購回之股份面值總額不得超過於本決議案獲通過日期本公司已發行股本面值總額之10%,而上述批准應以此為限;及

(c) 就本決議案而言,「有關期間」指由本決議案通過之日至下列任何一項較早發生之日期:

(i) 本公司下屆股東週年大會結束時;

(ii) 股東於股東大會上以普通決議案方式撤銷或修訂本決議案授予之權力;及

(iii) 本公司之細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿。」;

6. 考慮並酌情通過(無論有否修訂)下列決議案為普通決議案:

「動議

(a) 無條件授予董事會一般性權力,於有關期間(定義見下文)行使本公司所有權力以發行、配發及處理本公司額外股份,以及訂立或授出可能需要在有關期間內或之後配發、發行或處理股份之建議、協議及優先購股權,惟除根據配售新股(指本公司向於指定記錄日期之股東按其當時持股比例提出售股建議(惟董事有權就零碎股份或就香港以外任何地區之法例或任何認可監管機構或任何證券交易所之規定所訂定而引致之任何限制或責任,必須或權宜取消股東在此方面之權利或作出其他安排)),或當時所採納之任何優先購股計劃或類似安排,向本公司及/或其任何附屬公司之高級人員及/或僱員及/或根據該計劃之任何合資格承授人授出或發行股份或可認購本公司股份之權利或依照本公司之細則實行之任何以股代息計劃或類似安排,以配發股份以代替本公司股份之全部或部份股息外,所發行、配發、處理或同意有條件或無條件發行、配發或處理之額外股份之面值總額,須不得超過於本決議案獲通過日期本公司已發行股本面值總額之20%,而上述批准應以此為限;及

(b) 就本決議案而言,「有關期間」指由本決議案通過之日至下列任何一項較早發生之日期:

(i) 本公司下屆股東週年大會結束時;

(ii) 股東於股東大會上以普通決議案方式撤銷或修訂本決議案授予之權力;及

(iii) 本公司之細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿。」;

7. 考慮並酌情通過(無論有否修訂)下列決議案為普通決議案:

「動議擴大授予本公司董事會及以現正有效可予行使之本公司所有權力發行、配發及處理本公司額外股份及訂立或授出可能需要行使此等權力之建議、協議及優先購股權之一般授權,在本公司董事會根據此一般授權而可配發或協議有條件或無條件配發之股本面值總額之上,另加相當於本公司購回本公司股本中之股份面值總額之數額,惟此數額不得超過本公司在本決議案獲通過日期所已發行股本面值總額之10%。」。

承董事會命
秘書
鍾奕昌

香港,二零零六年四月二十八日

附註:

(a) 本公司將於二零零六年六月九日(星期五)至二零零六年六月十四日(星期三)期間(包括首尾兩天)暫停辦理股份過戶登記手續,期間內將不會進行任何股份之過戶登記。為確保合資格獲派發建議之末期股息及出席上述大會,所有過戶文件連同有關股票,必須於二零零六年六月八日(星期四)下午四時前,送交本公司在香港之股份過戶登記分處登捷時有限公司,地址為香港皇后大道東28號金鐘匯中心26樓。

(b) 凡有權出席上述大會及投票之股東,均有權委派一位或多位代表出席,並於投票表決時代其投票。受委代表毋須為本公司之股東。

[illegible]

(d) 載有關於上文第5至7項決議案詳情及於股東週年大會上膺選連任之董事詳細履歷將連同通函於二零零六年四月二十九日寄予各股東。

於本公佈日,董事會成員包括執行董事賴培和先生、陳友華先生及鍾奕昌先生;獨立非執行董事孔慶昌先生、梁文基先生及李沅鈞先生。



漢寶集團(龍蝦大王)有限公司
Hon Po Group (Lobster King) Limited

(於開曼群島註冊成立之有限公司)
(股份代號:228)

股東週年大會通告

茲通告漢寶集團(龍蝦大王)有限公司(「本公司」)謹訂於二零零六年五月二十九日(星期一)下午三時正假座香港中環金融街八號香港四季酒店二樓維港廳IV舉行股東週年大會,以進行下列事項:

作為普通事項

1. 考慮及採納截至二零零五年十二月三十一日止年度之經審核綜合財務報表與董事及核數師之報告。
2. 重選退任董事及授權董事會釐定其酬金。
3. 重新委任陳葉馮會計師事務所有限公司為核數師及授權董事會釐定其酬金。

作為特別事項

普通決議案

4. 考慮並酌情以普通決議案形式通過(無論有否修訂)下列編號為4A至4C之決議案。

A. 「動議:

(a) 在本決議案第(b)段之限制下,全面無條件批准董事於有關期間內,按照任何適用之法例或開曼群島之法例及經不時修訂之香港聯合交易所有限公司證券上市規則,行使本公司之一切權力,購回本公司股本中之股份;

(b) 董事依據第(a)段之批准所購回之股本面值總額,不得超過本公司於本決議案通過之日已發行股份面值總額之10%;及

(c) 就本決議案而言:

「有關期間」乃指由本決議案通過之日起至下列最早日期止之期間:

(i) 本公司下屆股東週年大會結束時;或

(ii) 任何適用法例或開曼群島法例或現時之公司組織章程細則規定本公司須舉行下屆股東週年大會之期限屆滿時;或

(iii) 於股東大會上通過普通決議案撤銷或修訂本決議案所載之權力時。」

B. 「動議:

(a) 在本決議案第(c)段之限制下,全面及無條件批准董事,於有關期間內行使本公司之一切權力以配發、發行及處理本公司股本中任何未發行之股份,並訂立或授予需發行及配發股份之售股建議或協議或購股權;

(b) 授權董事於有關期間內訂立或授予需在有關期間內或有關期間終止後根據上述(a)段發行及配發本公司股本中之股份之售股建議或協議或購股權;

(c) 根據以上(a)及(b)分段各自之批准及授權,董事配發或同意有條件或無條件配發本公司股本(不論是否根據購股權或其他計劃)中股份之總面值(根據供股或根據購股權計劃行使購股權或根據本公司現時之公司組織章程細則或本公司股東於股東大會上授出之一項特定授權發行股份以代替全部或部份股份股息之任何以股代息計劃所涉及者除外),不得超過下列兩者之和:(i)於通過相關決議案以批准股份發行授權之日期已發行之本公司股本面值總額20%;及(ii)根據第4A項決議案而可能購回之本公司股本面值總額;及

(d) 就本決議案而言:

「有關期間」乃指由本決議案通過之日起至下列最早日期止之期間:

(i) 本公司下屆股東週年大會結束時;或

(ii) 任何適用法例或開曼群島法例或現時之公司組織章程細則規定本公司須舉行下屆股東週年大會之期限屆滿時;或

(iii) 於股東大會上通過普通決議案撤銷或修訂本決議案所載之權力時。

「供股」乃指根據向本公司所有股東(惟任何其所居住地區之法例不容許售股建議之股東除外)及(如適用)本公司其他有權獲享有關售股建議股本證券持有人提呈之售股建議而按其現有持有股份或該等其他股本證券之比例配發及發行之本公司股份或需要或可能需要配發或發行股份之其他證券(零碎股份除外)。」

C. 「動議在上述第4A及4B項決議案通過之前提下,批准董事依據第4B項決議案獲授之權力,擴大至包括本公司依據第4A項決議案獲授之權力所購回之本公司股本中之股份面值總額。」

5. 「動議待香港聯合交易所有限公司上市委員會批准因行使根據本公司於二零零二年一月二十八日採納並於二零零二年二月十八日生效之購股權計劃(「該計劃」)授出之購股權而可能發行本公司股本中每股面值0.05港元之普通股(最多佔本公司於批准本決議案當日普通股10%)上市及買賣後,更新根據該計劃及本公司任何其他購股權計劃授出購股權之計劃上限,使其增加至相等於本公司於通過本決議案當日已發行普通股10%之股份數目(「更新授權上限」),並授權本公司任何董事就使更新授權上限生效而作出行動及簽立文件。」

承董事會命
公司秘書
陸志成

香港,二零零六年四月二十八日

註冊辦事處:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
British West Indies

香港主要營業地點:
香港
新界
葵涌
和宜合道173至175號
金威工業大廈第二期
地下E及F廠房

附註:

1. 有權出席本公司大會並於會上投票之任何本公司股東,均有權委任另一名人士作為其代表出席大會並於會上投票。本公司股東可就其持有之部份本公司股份委任代表。受任代表毋須為本公司之股東。
2. 委任代表之文據須由委任人或經其書面正式授權之授權人親筆簽署,如委任人為公司,則須加蓋公司印鑑或由公司負責人或經正式授權之授權人或其他人士親筆簽署。
3. 委任代表之文據(倘董事會要求)連同已簽署之授權書或其他授權文件(如有),或經核證之授權書或授權文件副本或通告,連同召開股東大會通告之任何文件,最遲須於名列文件上之人士建議投票之大會或任何續會指定舉行時間四十八小時前交回本公司之香港股份過戶登記處登捷時有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓),方為有效。未能交回之代表委任表格則被視為無效。
4. 交回委任代表之文據後,本公司股東仍可親身出席所召開之大會並於會上投票,屆時,代表委任表格將被視為已撤銷論。
5. 倘屬任何股份之聯名持有人,在排名於首位之持有人投票(不論親身或委派代表出席)後,其他聯名持有人再無投票權。排名先後乃根據本公司股東名冊內之排名次序而定。
6. 載有關於第4項決議案其他資料之說明函件載於本公司於二零零六年四月十八日所發通函附錄一。

香港聯合交易所有限公司對本公佈之內容概不負責,對其準確性或完整性亦不發表任何聲明,並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號:0760)

寄發通函

> 董事宣佈,於二零零六年四月二十八日向合資格股東及非合資格股東(僅供參考)寄發通函,當中載有有關(其中包括)(i)公開發售;(ii)紅股發行;(iii)本集團之財務資料及其他資料;(iv)獨立財務顧問之函件;以及(v)股東特別大會通告之其他資料。
>
> 股東及本公司之準投資者務須注意,公開發售須待包銷協議成為無條件及包銷商並無根據包銷協議之條款(概述於通函之「包銷協議之終止」分段)終止包銷協議後,方可作實。因此,公開發售未必會進行。
>
> 股東及本公司之準投資者於買賣股份時務須審慎行事。倘若彼等對其狀況有任何疑問,應諮詢彼等之專業顧問。
>
> 務請合資格股東注意,由於延遲寄發通函,故有關公開發售、紅股發行及股份合併之預期時間表已予修訂,並於通函內披露。

謹此提述明日國際集團有限公司(「本公司」)於二零零六年三月八日刊發之公佈(「該公佈」)。除非文義另有所指,本公佈所用詞語與該公佈所界定者具相同涵義。

寄發通函

董事宣佈,本公司於二零零六年四月二十八日向合資格股東及非合資格股東(僅供參考)寄發其於二零零六年四月二十八日刊發之通函(「通函」),當中載有有關(其中包括)(i)公開發售;(ii)紅股發行;(iii)本集團之財務資料及其他資料;(iv)獨立財務顧問之函件;以及(v)股東特別大會通告之其他資料。

股東及本公司之準投資者務須注意,公開發售須待包銷協議成為無條件及包銷商並無根據包銷協議之條款(概述於通函之「包銷協議之終止」分段)終止包銷協議後,方可作實。因此,公開發售未必會進行。

股東及本公司之準投資者於買賣股份時務須審慎行事。倘若彼等對其狀況有任何疑問,應諮詢彼等之專業顧問。

務請股東注意,股份預計將由二零零六年五月十九日開始以除權方式買賣,而於公開發售之條件仍未達成時,該等股份仍會繼續買賣。於截至達成公開發售之所有條件當日(預期為二零零六年六月二十日)前買賣該等股份之任何股東或其他人士,將須承擔公開發售未能成為無條件及可能不會進行之風險。任何股東或擬買賣股份之其他人士如對其狀況有任何疑問,應諮詢本身之專業顧問。

預期時間表

務請合資格股東注意,由於延遲寄發通函,故有關公開發售、紅股發行及股份合併之預期時間表已予修訂,並於通函內披露。以下乃摘錄自通函之經修訂預期時間表,以供參考之用:

	二零零六年
以連權基準買賣股份之最後期限	五月十八日(星期四)
以除權基準買賣股份之第一天	五月十九日(星期五)
為符合參與公開發售遞交股份過戶文件之最後時間	五月二十二日(星期一)下午四時
暫停辦理過戶登記(包括首尾兩天)	五月二十三日(星期二)至五月三十日(星期二)
交回股東特別大會之代表委任表格之最後時限	五月二十八日(星期日)上午十一時
股東特別大會日期	五月三十日(星期二)上午十一時
記錄日期	五月三十日(星期二)
寄發章程文件	五月三十日(星期二)
恢復辦理股份過戶登記	六月一日(星期四)
接納發售股份及繳付有關款項之最後期限	六月十五日(星期四)下午四時
公開發售預期成為無條件	六月二十日(星期二)下午四時
公佈接納公開發售之結果	六月二十一日(星期三)
寄發發售股份及紅股之股票	六月二十一日(星期三)或之前
股份合併之生效日期	六月二十一日(星期三)
免費換領新股票之首日	六月二十一日(星期三)
以每手買賣單位5,000股股份買賣股份之現有櫃位暫停服務	六月二十一日(星期三)上午九時三十分
以每手買賣單位1,250股合併股份(以現有股票形式)買賣合併股份之臨時櫃位開放	六月二十一日(星期三)上午九時三十分
重新開放以每手5,000股合併股份(以新股票形式)為買賣單位之合併股份現有櫃位	七月五日(星期三)上午九時三十分
合併股份(以現有股票及新股票形式)並行買賣開始	七月五日(星期三)上午九時三十分
提供碎股買賣安排首日	七月五日(星期三)
關閉以每手1,250股合併股份(以現有股票形式)為買賣單位之合併股份臨時櫃位	七月二十六日(星期三)下午四時
合併股份(以現有股票及新股票形式)並行買賣結束	七月二十六日(星期三)下午四時
提供碎股買賣安排最後日期	七月二十六日(星期三)
免費換領股票之最後日期	七月三十一日(星期一)

倘若上述預期時間表有任何變動,本公司將發表報章公佈知會股東。

於本公佈日期,執行董事為邱德華先生、雷美寶小姐、王香玲小姐及鄭榮健先生,獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

承董事會命
邱德華
主席

香港,二零零六年四月二十七日


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蜆壳電器工業(集團)有限公司
SHELL ELECTRIC MFG. (HOLDINGS) COMPANY LIMITED

(根據公司條例在香港註冊成立之有限公司)
(證券代號：00081)

股東週年大會通告

茲通告蜆壳電器工業(集團)有限公司(「本公司」)謹訂於二零零六年五月三十日(星期二)下午四時正假座香港灣仔港灣道一號萬麗海景酒店8樓海景廳2-3號廳召開股東週年大會，以便處理下列事項：

1. 省覽本公司截至二零零五年十二月三十一日止年度經審核之財務報告、董事會報告及核數師報告。
2. 宣佈派發末期股息。
3. 選舉董事及釐定董事袍金。
4. 聘任來年核數師及授權董事會釐定其酬金。一項特別通知已根據公司條例第116C及132條規定發出，有意提呈下列決議案為普通決議案：

「動議早前獲本公司董事會委任填補因德勤・關黃陳方會計師行辭任造成之空缺之退任核數師均富會計師行獲重聘為核數師，直至下屆股東週年大會結束，其酬金須經董事會協定。」

5. 作為特別事項，考慮並酌情通過下列決議案(不論作出修訂與否)為普通決議案：

普通決議案

「動議：

(a) 在本決議案(b)段之規限下，及根據一切適用之法例及不時修訂之香港聯合交易所有限公司(「聯交所」)證券上市規則或任何其他證券交易所之規定，一般及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司所有權力，於聯交所或獲香港證券及期貨事務監察委員會及聯交所就此認可之其他證券交易所購回本公司股份；

(b) 本公司根據本決議案(a)段之批准而可予購回之本公司股份之面值總額將不得超過本決議案獲通過當日本公司已發行股本面值總額之10%，而上述批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指由通過本決議案之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之組織章程細則或公司條例(香港法例第32章)規定本公司須舉行下屆股東週年大會期限屆滿之日；或

(iii) 本公司之股東於股東大會上通過普通決議案撤銷、修訂或更新本決議案所授予本公司董事會權力之日。」

6. 作為特別事項，考慮並酌情通過下列決議案(不論作出修訂與否)為普通決議案：

普通決議案

「動議：

(a) 在本決議案(c)段之規限下及根據公司條例第57B節，一般及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司所有權力以配發、發行及處理本公司股本中之額外股份，並作出或授出可能需要行使該等權力之建議、協議及購股權(包括附有權利可認購或可轉換為本公司股份之認股權證、債券、債權證、票據及其他證券)；

(b) 本決議案(a)段所述之批准須授權本公司董事會於有關期間作出或授予將須或可能須於有關期間結束後行使該等權力之建議、協議及購股權(包括附有權利可認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券)；

(c) 本公司董事會根據本決議案(a)段所述之批准而配發或同意有條件或無條件配發或發行(不論根據購股權或以其他形式配發者)之股本面值總額(惟按照(i)供股(定義見下文)；或(ii)行使由本公司發行之任何有權利可認購或轉換為本公司股份之任何現有認股權證、債券、債權證、票據或其他證券之認購權或換股權而發行之本公司股份；或(iii)依據當時獲採納之任何購股權計劃或類似安排之指明承授人在其行使認購權時所發行之本公司股份；或(iv)依據本公司之組織章程大綱及章程細則載以股代息或類似安排而配發及發行以取代全部或部份股息之本公司股份之面值額不計算在內)，不得超過本決議案獲通過當日本公司已發行股本面值總額之20%，而上述批准亦須受此限制；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之組織章程細則或公司條例(香港法例第32章)規定本公司須舉行下屆股東週年大會期限屆滿之日；或

(iii) 本公司之股東於股東大會上通過普通決議案撤銷、修訂或更新本決議案所授予本公司董事會權力之日；及

「供股」乃指本公司董事會於所指定期間內向於指定記錄日期已名列本公司股東名冊內之股份持有人(及，如適用，有權參予要約之本公司其他證券持有人)，按彼等當時持有本公司該等股份(或，如適用，所持其他證券)比例提出本公司股份之要約或發行購股權、認股權證或有權可認購本公司股份之其他證券(惟董事有權可就零碎股權或經考慮本公司適用之任何地區之法例或規定或任何認可監管機構或任何證券交易所之任何限制或責任，作出彼等認為必須或權宜之情況下取消股東在此方面之權利或另作安排)。」

7. 作為特別事項，考慮並酌情通過下列決議案(不論作出修訂與否)為普通決議案：

普通決議案

「動議待召開本大會通告內所載之第5及第6項普通決議案獲通過後，擴大根據召開本大會之通告所載之第6項普通決議案授予本公司董事會之可配發、發行及處理本公司額外股份之一般權力，加入相等於以納入本公司根據召開本大會之通告所載之第5項普通決議案授出之授權而購回之本公司股本之總面值；惟該擴大數額不得超過本決議案獲通過當日本公司已發行股本面值總額之10%。」

8. 作為特別事項，考慮並酌情通過下列決議案(不論作出修訂與否)為特別決議案：

特別決議案

「動議按以下方式修訂本公司組織章程細則：

(a) 章程細則第72條
刪除現行章程細則第72條整條，並以下列新章程細則及旁註取代：

「72.董事會的主席(如有)或如他缺席或拒絕主持該股東大會，副主席(如有)將主持每次股東大會或如無主席或副主席或在任何股東大會上，該主席或副主席概在指定舉行會議的時間之後十五分鐘內仍未出席，或該兩位人士皆拒絕主持該股東大會，則出席的董事須在與會的董事中推選一人擔任主席，或只有一位董事出席，如他願意擔任主席，他將主持股東大會，而如無董事出席或如全部出席的董事拒絕主持股東大會或如選出的主席須退任主持股東大會的職務，則於其時出席的股東須在與會的股東中選出一人擔任主席。」　股東大會主席

(b) 章程細則第94條
刪除章程細則第94條最後一句整句，並以下列新句取代：

「如此獲委任的董事只可任職至本公司下一次股東大會(如屬填補臨時空缺)或直至本公司下屆股東周年大會(如屬增加現有董事會的名額)，並於其時有資格重選連任。」；及

(c) 章程細則第103.(A)條
刪除現行章程細則第103.(A)條整條，並以下列新章程細則及旁註取代：

「103.(A) 按上市規則不時訂明董事輪流退任方式之規限下，於每年股東週年大會上，三分之一(或如董事人數並非三(3)之倍數，最接近但不少於三分之一之人數)當其時之董事須要輪流退任職務，惟每名董事(包括有指定任期的董事)應輪流退任，至少每三年一次。每年的退任董事，須是最近一次當選後任職最長的董事，但如在同一天有多人成為董事，除非他們之間另有協定，否則須以抽籤決定他們當中須退任的人選。而退任董事有資格重選連任。」。」　董事輪值及告退

承董事會命
秘書
李嘉華

香港，二零零六年四月二十八日

註冊辦事處：
香港
柴灣工業區
利眾街12號
蜆壳工業大廈

附註：

1. 凡有權出席上述大會及投票之本公司股東，均可委派一位或多於一位代表出席大會，並於投票表決時代其投票。所委任代表不必為本公司股東。
2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或由公證人簽署證明之授權書或其他授權文件副本，最遲須於大會指定舉行時間四十八小時前送達本公司註冊辦事處(地址為香港柴灣工業區利眾街12號蜆壳工業大廈)，方為有效。
3. 本公司將由二零零六年五月二十五日(星期四)至二零零六年五月三十日(星期二)，首尾兩天包括在內，暫停辦理股份過戶登記手續。為確保收取建議派發之末期股息，股份過戶文件連同有關股票，必須於二零零六年五月二十四日(星期三)下午四時前送達本公司股份過戶登記處標準證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。
4. 關於本通告特批准普通決議案第3及5至6項，載有重選董事、購回及發本公司二零零五年度年報寄發予股東。
5. 本通告自二零零六年四月二十八日起，亦可分別於香港聯合交易所有限公司(www.hkex.com.hk)及本公司(www.smc.com.hk)網站上瀏覽。
[illegible]

載於股東週年大會通告內第8項特別決議案所提述之建議修訂組織章程細則

香港聯合交易所有限公司已修訂聯交所證券上市規則(「上市規則」)以推行守則。守則取代上市規則附錄14之最佳應用守則。根據守則第A.4.2段，所有獲委任填補臨時空缺之董事須於其獲委任後之首次股東大會上接受股東選舉，而每位董事(包括有指定任期的董事)應輪流退任，至少每三年一次。為反映守則第A.4.2段，董事會建議修訂組織章程細則的現行章程細則第94及103.(A)條，規定獲委任填補臨時空缺之董事須於下一次股東大會上接受選舉，及於每次股東週年大會，三分之一董事或最接近但不少於三分之一董事須要輪流退任職務，惟每名董事(包括有指定任期的董事)應輪流退任，至少每三年一次。

組織章程細則的現行章程細則第72條訂明如於任何股東大會上，董事會主席或副主席概未能出席或該兩位人士皆拒絕主持股東大會，出席的股東須選出另一位董事為主席，在此情況下，有需要提呈推選主席的決議案交由股東表決。為節省提呈決議投票推選主席的時間，董事會建議修訂現行章程細則第72條，容許如在任何股東大會上董事會主席或副主席概未能出席，或該兩位人士皆拒絕主持會議，出席的董事須在與會的董事中推選一人擔任主席。

TTi

創科實業有限公司
(於香港註冊成立之有限公司)
(股份代號：669)

股東週年大會通告

茲通告本公司謹訂於二零零六年五月二十二日上午九時三十分假座香港麗嘉酒店3樓海景廳舉行股東週年大會，議程如下：

(1) 省覽截至二零零五年十二月三十一日止年度之賬目與董事會及核數師報告書。
(2) 宣派末期股息每股12.60港仙予於二零零六年六月十六日名列本公司股東名冊之股東。
(3) 重選退任董事及釐訂董事酬金。
(4) 委任核數師及釐訂其酬金。

作為特別事項，考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

普通決議案

(5) 「動議：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事會於有關期間(定義見下文)行使本公司之一切權力，以配發、發行及處理本公司股本中每股面值0.10港元之額外股份，以及作出或授予將會或可能須行使該項權力之建議、協議及購股權，包括債券、票據、認股權證、債權證及可兌換為本公司股份之證券；

(b) 上文(a)段之批准授權本公司董事會於有關期間作出或授予將會或可能須於有關期間內及屆滿後行使該項權力之建議、協議及購股權，包括債券、票據、認股權證、債權證及可兌換為本公司股份之證券；

(c) 本公司董事會根據上文(a)段之批准配發或有條件或無條件同意配發(不論是否根據購股權或以其他形式配發)及發行之股本面值總額，除根據(i)配售新股(定義見下文)；或(ii)根據本公司發行之任何認股權證或任何債券、票據、債權證及可兌換為本公司股份之證券之條款而行使認購權或換股權；或(iii)當時採納藉以授出或發行可認購本公司股份之購股權或購入本公司股份之權利予本公司及／或其任何附屬公司之主管人員及／或僱員之任何購股權計劃或類似安排項下授出之購股權獲行使；或(iv)依據本公司當時之公司章程細則藉以股代息方式發行股份以外：

(A) 倘屬配發及發行股份以換取現金，不得超過於本決議案獲通過日期本公司已發行股本面值總額之10%；及

(B) 倘屬配發及發行股份以換取現金以外之代價，不得超過於本決議案獲通過日期本公司已發行股本面值總額之20%，減依據上文(A)分段所配發及發行之任何股份，

惟依據上文(a)段之批准而將予配發及發行之任何股份，不得按較股份基準價(定義見下文)折讓5%以上之價格發行，而上述批准須受到相應限制；及

(d) 就本決議案而言：

「基準價」指下列兩者中之較高價格：

(i) 於簽署相關交易協議日期，聯交所(定義見下文)每日報價表所示本公司股份收市價；及

(ii) 緊接下列三者中最早日期前五個交易日，聯交所每日報價表所示本公司股份之平均收市價：

(A) 簽署相關交易協議日期；

(B) 宣布相關交易日期；或

(C) 依據交易釐訂將予發行之本公司股份價格之日期；

「有關期間」指本決議案獲通過之日起至下列三者中之較早日期止：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之公司章程細則或任何適用法例規定，本公司下屆股東週年大會須予舉行之期限屆滿時；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案賦予之授權；及

「配售新股」指本公司董事於指定期間內向於指定記錄日期名列股東名冊之本公司股份持有人或其中任何一類股份持有人，按彼等當時持有之本公司股份或其中任何一類股份之比例提呈配售股份，惟本公司董事可就海外股東或零碎股權或經考慮香港以外任何地區之法例規定之任何限制或責任或該等地區任何認可監管機構或任何證券交易所之規定後，作出彼等認為必須或權宜之行動，以取消若干股東在此方面之權利或另作安排；及

「聯交所」指香港聯合交易所有限公司。」

(6) 「動議：

(a) 在下文(b)段之規限下，根據所有適用法例及規例，一般及無條件批准本公司董事會於有關期間(定義見下文)行使本公司一切權力，在聯交所(定義見下文)或本公司股份可能上市並獲香港證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回本公司股本中每股面值0.10港元之股份；

(b) 本公司根據上文(a)段之批准於有關期間購買或有條件或無條件同意購買本公司股本之面值總額，不得超過於本決議案獲通過日期本公司已發行股本面值總額之10%，而上述批准須受到相應限制；及

(c) 就本決議案而言：

「有關期間」指本決議案獲通過之日起至下列三者中之較早日期止：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之公司章程細則或任何適用法例規定，本公司下屆股東週年大會須予舉行之期限屆滿時；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案賦予之授權；及

「聯交所」指香港聯合交易所有限公司。」

(7) 「動議待提呈本決議案之本公司股東週年大會通告內第5及6項普通決議案獲通過後，將本公司根據及按照上述第6項決議案所購買本公司股本中之股份面值總額，加入本公司董事根據及按照上述第5項決議案可能配發或有條件或無條件同意配發之本公司股本面值總額內。」

(8) 作為特別事項，考慮並酌情通過(不論有否修訂)下列決議案為特別決議案：

特別決議案

「動議本公司之公司章程細則謹此修訂如下：

(a) 就章程細則第74條而言，

(i) 刪除章程細則第74(iv)條句尾句號，以分號取代，並於分號後加入「或」字眼。

(ii) 於章程細則第74(iv)條後加入以下新訂章程細則第74(v)條：

「74(v)倘本公司上市之指定證券交易所不時頒佈之規例，或本公司適用司法權區法例可能規定須按股數投票表決，則由大會主席或任何董事提出。」；

(b) 就章程細則第103(A)條而言，

刪除現行章程細則第103(A)條全文，並以下列新訂章程細則第103(A)條取代：

「103. (A)即使有關章程細則任何其他條文有所規定，於每屆股東週年大會上，三分一之在任董事(或倘董事人數並非三或三之倍數，則為最接近三分一之人數)須輪席退任，惟各董事(包括按特定任期委任或出任董事會主席及／或本公司董事總經理者)必須至少每三年或按照本公司上市之指定證券交易所可能不時規定之其他期間內，或本公司適用司法權區法例規定之其他期間內輪席退任一次。每年輪席退任之董事應為自彼等上次獲委任起計任期最長者，除非彼等私下另有協定則除外，倘不同人士於同日成為董事，則以抽籤決定何者退任。退任董事將符合資格膺選連任。」；及

(c) 就章程細則第109條而言，

刪除現行章程細則第109條全文，並以下列新訂章程細則第109條取代：

「109. 即使有關章程細則任何部分或本公司與任何董事訂立之任何協議有所規定，本公司可於董事任期屆滿前，於股東大會以普通決議案罷免其職務，惟不得影響該名董事因違反彼與本公司訂立之任何服務協議就損失賠償提出之任何索償。」

承董事會命
公司秘書
陳志聰

香港，
二零零六年四月二十八日

附註：

1. 凡有權出席大會並於會上投票之股東可委任一名或以上代表出席並代其投票。受委代表毋須為股東。
2. 隨附大會適用之代表委任表格。代表委任表格連同簽署表格之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓，方為有效。
3. 本公司將於二零零六年六月十二日至二零零六年六月十六日(包括首尾兩日)期間暫停辦理股份過戶登記手續。如欲符合資格獲派發擬派末期股息，所有過戶文件連同有關股票最遲須於二零零六年六月九日下午四時正前交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，以便辦理過戶登記手續。
4. 第3項所述擬獲重選之退任董事為陳建華先生、陳志聰先生及Joel Arthur Schleicher先生。
5. 載有關於第5項進一步詳情之說明函件將連同本公司截至二零零五年十二月三十一日止年度年報寄交本公司股東。

於本通告刊發之日期，董事會包括四名集團執行董事：主席兼行政總裁Horst Julius Pudwill先生、董事總經理鍾志平先生、太平紳士、陳建華先生及陳志聰先生；一名非執行董事張定球先生；以及三名獨立非執行董事Joel Arthur Schleicher先生、Christopher Patrick Langley先生及Manfred Kuhlmann先生。



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Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2005

Highlights

	2005 HK$'million	2004 HK$'million (As restated)	Changes
Turnover	22,358	16,304	+37.1%
EBITDA	1,989	1,488	+33.6%
Profit for the year	1,019	926	+10.0%
Earnings per share – basic	73.53 cents	69.28 cents	+6.1%
Final dividend per share	12.60 cents	12.50 cents	+0.8%

- **Record turnover and profit performance**
- **Primary brands achieved double digit growth in aggregate**
- **Milwaukee and AEG achieved double digit growth**
- **Innovative new products generated incremental business**

CHAIRMAN'S STATEMENT

2005 was another record year for the Group in both turnover and profits. Our strategies of leading brands, powerful customer partnerships, innovation, and global operational efficiencies provided the platform for our core business growth. The acquisition delivered double digit organic turnover expansion and profit contribution to the Group. This solid foundation and our scale enabled us to respond to market fluctuations and competitive challenges in an effective and flexible manner, keeping our long-term goals on track.

Group turnover was HK$22.36 billion, an increase of 37.1% over fiscal year 2004. Importantly, our primary brands delivered double digit growth in aggregate and gross profit margins improved to 31.0% from 30.3% in 2004, despite rising material costs. Net profit was up by 10.0% to HK$1,019 million, though acquisition restructuring and increased acquisition related interest expenses had negative effects on margins. Basic earnings per share increased 6.1% to HK73.53 cents.

During the year, we initiated the integration of Milwaukee® and AEG® professional power tools into TTI, strengthening our power tool portfolio in terms of brands, products and customers. The ongoing integration process will generate future marketing synergies and cost savings as the acquisition benefits from the Group's lower operational costs and scale advantages. Our commitment to operational excellence delivered financial leverage through process advances and cost reduction initiatives.

DIVIDEND

The Directors recommend a final dividend of HK12.6 cents per share. Subject to the approval of the shareholders at the Annual General Meeting to be held on 22nd May, 2006. The final dividend will be paid to shareholders listed on the register of members of the Company on 16th June, 2006. It is expected that the final dividend will be paid on or about 28th July, 2006. This payment together with the interim dividend of HK6.00 cents per share paid on 30th September, 2005, makes a total payment of HK18.6 cents per share for 2005.

BUSINESS REVIEW

Power Equipment Products

The Power Equipment Products business delivered record turnover with a growth of 49.1% to HK$17.18 billion, accounting for 76.9% of total Group turnover. Operating profits grew 35.9% to HK$1,237 million. The strong growth in 2005 from both primary brands in the core business and the Milwaukee® and AEG® acquisition exceeded our served industry growth. Core organic growth was driven by the strong demand for our brands but offset by the lower OEM and private label businesses.

We had strong underlying end user demand for our products during the year. Innovative products were the drivers in power tools, including the Milwaukee® V28™ lithium-ion power tools, RIDGID®'s new line of pneumatic tools, and the expansion of the One+™ line under the Ryobi® brand.

In North America, Milwaukee® is the brand of choice among industrial and professional contractors. The innovative V28™ lithium-ion battery power tools took the industry by storm. Demand for the products increased throughout the year, though higher turnover was constrained in 2005 by the battery manufacturer's limited capacity. The Group has already expanded the battery production to meet the growing demand and expanding product platform.

The Group added breadth to the RIDGID® professional power tool line moving beyond electric portable and bench / stationary tools, with a new line of best-in-class professional pneumatic fastening tools. RIDGID® has further strengthened its position among professional users and continues as a success story in the creation of a professional power tool brand in North America.

Ryobi® is a preferred power tool brand by DIYers worldwide. In North America, the unique system of interchangeable tools and batteries, the One+System™, has proved to be a huge success. New products were added to the line and system tool packages were marketed successfully in 2005. In addition, a new website was constructed and launched to build greater awareness by consumers and the mainstream consumer media.

The Ryobi® branded One+System™ was launched into select DIY retailer partners in Europe during late 2005 and exhibited initial signs of success. Across the DIY channels in Europe, Ryobi® has benefited from the consumer demand for innovative and well performing value tools.

In Europe, the Milwaukee® and AEG® brands have expanded the Group's distribution into the industrial and professional contractor channels. Milwaukee®'s market position in Europe is benefiting from the launch of the revolutionary V28™ lithium-ion power tools. The AEG® brand, well respected throughout Europe, is undergoing a product range expansion for upgraded tools with competitive price points and newer technology.

The outdoor power equipment business also expanded with successful product introductions within existing categories and by entering new market categories. In North America, existing and new product introductions under Ryobi® and Homelite® continued to resonate with consumers in our outdoor power equipment division. We gained market position in the key petrol powered categories of trimmers, blowers, pruners, and chain saws while capturing new market share with our successful Ryobi® entries into log splitters, cultivators and pressure washers. The new Ryobi® petrol powered pressure washer, introduced in the first quarter 2005, exceeded turnover targets. The innovative product is practical, with a user-friendly design and was the cornerstone in the Group's expansion in this incremental growth category for 2006.

The outdoor business delivered positive growth across Europe but faced supply-chain challenges at the start of the season for the new petrol powered and electric powered products. The Ryobi® program is an important element to the DIY channel as it complements the power tool program and provides scale with our business with the key retail partners. Product development is beginning to benefit from global product platform initiatives and resources.

Floor Care Appliances

The Floor Care Appliances business continued to perform well despite lower OEM sales, material cost pressures, and price competition. Turnover increased 11.0% to HK$4.53 billion, accounting for 20.2% of the Group's total turnover. Operating profits were down 0.7% to HK$200 million.

The results showed solid organic performance in our own branded business despite extreme price sensitivity in the North American retail market. The positive results were driven by a continuing flow of new products, which allowed the Dirt Devil® and Vax® brands to expand product listings in key retailers. Our own branded business continued to increase market position and deliver value to customers in both North America and Europe. Significant cost containment initiatives such as broadening the sourcing parameters, driving product redesigns and consolidating manufacturing in line with the OEM decline have helped to balance the cost pressures on the business.

Several important new product launches during the year buoyed turnover. Strategically, new products accounted for 30% of the turnover for the business in 2005. The Dynamite®, which is half the weight of a full size upright vacuum, was developed to match consumer lifestyles based on market research. The launch surpassed turnover objectives and has created a product platform for future growth. The revitalization of the cordless Broom Vac® and the popular VISION bagless upright vacuum contributed strong performances capturing market share and excellent retail placement.

Dirt Devil® also exhibited its brand strength by remaining a leading brand in highly competitive Germany and initiating expansion progress across Europe. We have also moved aggressively to capitalize on opportunities at higher retail price points in the North American upright category with the introduction of a new generation of Vax® vacuum cleaners in the second half of 2005.

In the UK, Vax® has moved up to the number two position, despite a contracting and competitive market. The dynamic performance in the UK was driven by new product introductions, a dedication to cost control and our focus on strong partner relationships. Vax® continued to maximize the synergies with Dirt Devil® for successful product development in the UK and Australia.

The OEM side of this business is going through a shift in customer base, which is a result of our strategy to increase our own branded business. In the second half of 2005, we experienced an accelerated reduction in our OEM turnover. This transition will continue through 2006 and is expected to rebound in 2007 with significant new projects that have been initiated with complementary customers.

Laser and Electronic Products

The Laser and Electronic Products business achieved profit margin improvement through cost reduction efforts despite a 6.5% drop in turnover to HK$656 million, accounting for 2.9% of total Group revenue. Operating profits decreased 4.6% to HK$139 million. Our major investments in manufacturing automation, plastic injection molding and blow molding delivered significant gains in our cost position, helping to offset raw material and labor increases.

After three years of high growth, the business was impacted by competition in both laser measurement and solar light markets. Throughout the year, we remained focused on creating growth opportunities with our new product development efforts. For the laser leveling platform, we continued to build on the revolutionary AIRgrip™ technology and introduced the MultiTASKit™ under the Ryobi® brand in September. The MultiTASKit™ includes the MultiTASKit™ body, which houses the AIRgrip™ vacuum technology, and four attachments that are designed to make home repairs and projects a one-person job. The high profile introduction and aggressive promotion of our laser levels helped establish Ryobi® brand as a leader in laser measurement tools.

OUTLOOK

We believe our consistent performance is a result of a disciplined approach to deliver the core strategies: leading brands, customer partnerships, innovation, and operational leadership. We have positive growth prospects built on the new products introduced in the second half of 2005 and the array of innovative products to be introduced in 2006.

Our culture of innovation is showcased in our power tools business and will continue to drive future growth. The Group's enhanced R & D capabilities following the Milwaukee® and AEG® integration are adding breadth and depth to our product platform. The lithium-ion cordless power tool category is a growth platform that is gaining market acceptance and TTI is both the technology leader and first to market. The integration of the acquisition is progressing well focusing on production transfer, product development, supply chain management and operational efficiency. The synergies and cost improvement benefits expected from the integration will have a positive impact on margin in the second half of 2006 and beyond.

The Power Equipment Products business is strategically positioned to further develop the Ryobi® program of better outdoor products and leverage the strength of the brand in the DIY channel. As with petrol pressure washers, the brand will be tested and used on a broad range of outdoor products that will deliver incremental business. Homelite® is a value brand in its key categories and its powerful brand recognition can be expanded into new product categories which we plan to do as early as the second half of 2006.

Business challenging year in 2005 with improved efficiency, better product platform planning, and powerful consumer brands in large markets. We are positioned to continue to drive brand growth with new innovative products and by expanding within the existing customer base in North America, plus geographic expansion in Europe. Several major new product platforms have launched in the first half of 2006, including the Dirt Devil® Reaction® in North America, which delivers "no loss of suction" with a dual cyclonic filtration system. Dirt Devil® in Europe is launching a revolutionary new bacteria killing vacuum and bag system that is in response to the increasing health concerns of end users.

The Laser and Electronic Products business had exhibited exponential growth over the past few years due to industry leading innovation with products that captured the imagination of end users. Going forward, we expect growth to slow down from a higher base and because of keener competition in this category. In face of a tough outlook, we will maintain our focus on delivering unique, solution-driven products and continue to invest in enhancing our manufacturing expertise. The expansion and added capabilities of our manufacturing investments will deliver increased opportunities for new product development and ODM partnerships.

In 2006, our focus will remain on the investments — in our people, our facilities, our R&D, our brands and our future — because these will strengthen the foundation for sustainable long-term financial performance. We have clear, effective strategies, and we believe that our focus on aligning our four strategies will continue to deliver superior value to our shareholders, our partners, our employees and our customers.

ACQUISITION

The Group completed the purchase from Atlas Copco AB ("ATCO") all of ATCO's electric power tools and accessories business ("the Business") conducted under the brand names "Milwaukee®" and "AEG®" as well as "DreBo®" accessories businesses, ("the Acquired Companies"), with unanimous approval by all the shareholders present in person or by proxy at the Company's Extraordinary General Meeting on 3rd January, 2005.

The purchase price for the Business, which was paid in cash at the closing of the transaction, was US$627 million (approximately HK$4,887 million), consisting of the pre-adjustment purchase price of US$713 million (approximately HK$5,560 million), reduced by an agreed pre-closing adjustment of US$86 million (approximately HK$672 million) in respect of a portion of the accrued and unfunded post-retirement liabilities of certain of the Acquired Companies and adjustments with respect to related deferred asset accounts and to certain accruals. The purchase price was calculated on the basis of the Acquired Companies having no indebtedness or cash and their net tangible assets (excluding, among other things, cash and amounts in respect of pre-agreed adjustments) being US$285 million (approximately HK$2,223 million). On 31st October, 2005, the Group and ATCO concluded that there will be no adjustments to the purchase price and the acquisition completed.

The acquisition strengthens the Group's brand profile, product offerings and distribution network in the global power tool industry, particularly in the US and European markets.

The Group is moving forward with its integration plans to reap the synergistic benefits in engineering, manufacturing and the supply chain for our operations. Leveraging the strengths of the combined business, the Group will be able to compete more effectively in the global power tool industry and to further enhance its leadership position.


Titan

6. **TAX**

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof. The majority of its remaining subsidiaries are domiciled in Singapore where the prevailing tax rate is 20% (2004: 20%).

With the Global Trader Programme ("GTP") incentive awarded by the Inland Revenue Authority of Singapore, certain qualified income generated during the year from the oil supply business of the Group has been charged at a concessionary rate of 10%. Any other income not qualified for GTP incentive has been charged at the rate of 20% during the year.

Under Section 13A of the Singapore Income Tax Act, charter and freight income derived from certain Singapore incorporated subsidiaries of which their vessels are all sea-going Singapore flagged ships are exempted from corporate income tax in Singapore. No provision for taxation has been made on the estimated assessable profits generated from the charter and freight income during the year.

Group	2005 HK$'000	2004 HK$'000
Current — Hong Kong		
Charge for the year	271	1,243
Overprovision in prior years	(152)	(163)
Current — Elsewhere		
Charge for the year	10,513	4,381
Overprovision in prior years	(487)	(2,120)
Deferred	(6,671)	(891)
Total tax charge for the year	3,474	2,450

7. **DIVIDEND**

	2005 HK$'000	2004 HK$'000
Proposed final — HK0.60 cent (2004: HK1.00 cent) per ordinary share	29,077	48,462

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

8. **EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT**

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary equity holders of the parent of approximately HK$303,030,000 (2004: HK$400,458,000), and the 4,846,240,202 (2004: weighted average of 4,489,164,742) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on the net profit for the year attributable to ordinary equity holders of the parent of approximately HK$303,030,000 (2004: HK$400,458,000). The number of ordinary shares used in the calculation is 4,846,240,202 (2004: weighted average of 4,489,164,742) ordinary shares in issue during the year, as used in the basic earnings per share calculation and the weighted average of 75,393,836 (2004: 36,759,265) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all dilutive potential ordinary shares into ordinary shares.

9. **LICENCES**

Licences represent the rights acquired to undertake floating storage operations within the port limits of the east and west coasts of Malaysia, pursuant to licences issued by the Ministry of Transport of Malaysia. Licences are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful lives of 20 years.

10. **GOODWILL**

Goodwill acquired through business combinations for the current and the prior year is mainly attributable to the acquisition of Neptune Associated Shipping Pte. Ltd and its subsidiaries (the "NAS Group") of approximately HK$19 million and the acquisition of oil supply business from the controlling shareholder of the Company approximately HK$217.6 million.

As at 31 December 2005, no impairment provision was considered necessary against goodwill arising from the acquisition of the oil supply business and the acquisition of the NAS Group.

11. **ACCOUNTS RECEIVABLE**

The Group normally allows credit terms to customers ranging from 30 to 90 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable are non-interest-bearing.

An aged analysis of accounts receivable as at the balance sheet date, based on the date of recognition of the sale and net of provisions, is as follows:

	Group	
	2005 HK$'000	2004 HK$'000
1 to 3 months	998,278	318,491
4 to 6 months	10,669	1,070
7 to 12 months	10,904	3,076
Over 12 months	1,333	—
	1,021,184	322,637

12. **ACCOUNTS AND BILLS PAYABLE**

The Group normally obtains credit terms ranging from 30 to 90 days from its suppliers.

An aged analysis of the accounts and bills payable as at the balance sheet date, based on the date of receipt of goods purchased, is as follows:

	Group	
	2005 HK$'000	2004 HK$'000
1 to 3 months	619,224	138,861
4 to 6 months	3,855	6,655
7 to 12 months	3,679	3,033
Over 12 months	3,758	1,462
	630,516	150,011

Accounts and bills payable are non-interest-bearing.

13. **FIXED RATE GUARANTEED SENIOR NOTES**

Pursuant to an indenture dated 17 March 2005 entered into by the Company, together with certain subsidiaries of the Company, which guarantee the issue of the Notes (the "Subsidiary Guarantors"), and the Deutsche Bank Trust Company Americas, as the trustee, the Company issued the Notes in the aggregate principal amount of US$400 million (equivalent to approximately HK$3,120 million) with directly attributable transaction costs of HK$90,709,000. The Notes are due on 18 March 2012 with bullet repayment, unless earlier redeemed pursuant to their terms. The Notes bear interest at the rate of 8.5% per annum, payable semi-annually in arrears on 18 March and 18 September of each year, commencing on 18 September 2005, which are listed on the Singapore Exchange Securities Trading Limited. Proceeds from the Notes have been utilised partially for purchases of vessels, further investments in oil storage facilities in China, repayment of bank loans and working capital of the Group.

LIQUIDITY, FINANCIAL RESOURCES, CHARGES ON ASSETS AND GEARING

The Group finances its operations largely through internally generated cash flows, issuance of the Notes, term loans and trade finance facilities provided by banks in Hong Kong and Singapore. At 31 December 2005, the Group had cash and cash equivalents of HK$644 million (31 December 2004: HK$400 million) and pledged deposits of HK$13 million (31 December 2004: HK$44 million), comprising an equivalent of HK$532 million denominated in US dollars, an equivalent of HK$18 million denominated in Singapore dollars, an equivalent of HK$101 million in Renminbi and HK$6 million in Hong Kong dollar. At 31 December 2005, the Group had interest-bearing bank and other loans of HK$1,553 million (31 December 2004: HK$906 million), of which 84% were floating-interest bearing and denominated in US dollars. HK$421 million of the Group's bank loans at 31 December 2005 had maturities within one year.

At 31 December 2005, the Group's banking facilities were secured or guaranteed by cash deposits amounting to HK$13 million, deposits of HK$78 million held in a collateral account, vessels with carrying values of HK$2,718 million, prepaid land lease payments of HK$61 million, construction in progress with carrying values of HK$163 million, issued shares of certain subsidiaries of the Group, a personal guarantee executed by a director of the Company, corporate guarantees executed by the Company and certain number of the Company's shares held by Great Logistics Holdings Limited (charges on such shares have been released subsequently after year end).

At 31 December 2005, the Notes of HK$3,114 million were secured by shares of certain subsidiaries.

At 31 December 2005, the Group had current assets of HK$2,442 million (31 December 2004: HK$982 million). The Group's current ratio increased from 1.83 at 31 December 2004 to 1.85 as at 31 December 2005. At 31 December 2005, the Group had total assets of HK$7,602 million (31 December 2004: HK$3,010 million), total bank and other loans of HK$1,553 million (31 December 2004: HK$906 million), finance lease payables of HK$165 million (31 December 2004: HK$183 million) and the Notes of HK$3,114 million (31 December 2004: Nil). The gearing of the Group, calculated as total bank and other loans, finance lease payables and the Notes to total assets, was 0.64 at 31 December 2005 (31 December 2004: 0.36). The change in the gearing ratio was mainly attributable to the bank financing for acquisitions of VLCCs and the issuance of the Notes during the year.

The Group's business contracts are mostly settled in US dollars. The reporting currency of the Group is Hong Kong dollar. Since the exchange rate of US dollar against Hong Kong dollar was stable during the year, the directors consider that the Group has no significant exposure to foreign exchange rate fluctuations. During the year, the Group entered into oil price swap contracts, an interest rate swap agreement and a forward freight rate agreement to hedge exposures on fluctuations in oil price, interest rate and freight rate. The Group did not use any financial derivative instrument for speculative purposes.

CONTINGENT LIABILITIES

At 31 December 2005, the banking facilities granted to certain subsidiaries subject to guarantees given to the banks by the Company were utilised to the extent of HK$1,944 million (31 December 2004: HK$944 million).

At 31 December 2005, a guarantee of HK$164 million (31 December 2004: HK$183 million) was given by the Company in connection with a finance lease arrangement granted to a subsidiary.

At 31 December 2005, a guarantee of HK$9 million given by the Company to suppliers in connection with the bunkering refuelling business was utilised by a subsidiary of the Company (31 December 2004: HK$21 million).

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2005, the Group had approximately 180 employees in Singapore, Hong Kong and Mainland China, and approximately 680 officers and crew on board of the Group's fleet and floating storage units. Remuneration packages including basic salary, bonus and benefit in kind are structured by reference to market terms and individual merit and are reviewed on an annual basis based on performance appraisal. Share options were also granted to certain employees and directors of the Group.

DIVIDEND

The Board of Directors recommends a final dividend of HK0.6 cent (2004: HK1 cent) per share to shareholders. The Register of Members of the Company will be closed from 23 May 2006 to 29 May 2006 both dates inclusive, during which period no transfer of shares will be registered. The proposed final dividend will be paid on 8 June 2006. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration no later than 4:30 p.m. on 22 May 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to good corporate governance to enhance long term shareholder value, with an emphasis on transparency, responsibility, independence and accountability. Throughout the year, the Company fully complied with all code provisions of the Code on Corporate Governance Practices ("CG Code") contained in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). Full details on the subject of corporate governance are set out in the annual report.

AUDIT COMMITTEE

The terms of reference of the Audit Committee have been updated in accordance with the requirements of the CG Code. The Audit Committee has reviewed the Group's audited consolidated financial statements for the year and is of the opinion that such statements comply with the applicable accounting standards, the Listing Rules and the relevant legal requirements, and that adequate disclosures have been made.

As at the date of this announcement, the Executive Directors of the Company are Mr. Tsoi Tin Chun, Mr. Barry Cheung Chun Yuen, JP., and Mr. Ib Fruergaard; the Non-executive Director of the Company is Mr. Cheong Soo Kiong; the Independent Non-executive Directors of the Company are Miss Maria Tam Wai Chu, JP, Mr. Wong Kong Hon, JP, Mr. Abraham Shek Lai Him, JP and Mr. John William Crawford, JP.

Titan Petrochemicals Group Limited

6706 Two International Finance Centre, 8 Finance Street, Central, Hong Kong Tel: 2116 1388 Fax: 3107 1899 Website: www.petrotitan.com.

RESULTS SUMMARY
For the year ended 31st December, 2005

CONSOLIDATED INCOME STATEMENT

	Notes	2005 HK$'000	2004 HK$'000 (As restated)	2005 US$'000	2004 US$'000 (As restated)
Turnover	(2)	22,358,387	16,304,140	2,866,460	2,090,274
Cost of sales		(15,416,176)	(11,363,394)	(1,976,433)	(1,456,845)
Gross profit		6,942,211	4,940,746	890,027	633,429
Other income		46,630	39,688	5,978	5,088
Interest income		60,368	52,772	7,739	6,766
Selling, distribution, advertising and warranty expenses		(2,537,555)	(1,916,812)	(325,328)	(245,745)
Administrative expenses		(2,443,035)	(1,551,024)	(313,208)	(198,850)
Research and development costs		(492,234)	(338,962)	(63,107)	(43,457)
Finance costs	(3)	(353,041)	(150,064)	(45,262)	(19,239)
Profit before share of results of associates and taxation		1,223,344	1,076,344	156,839	137,992
Share of results of associates		(6,463)	(845)	(829)	(108)
Profit before taxation		1,216,881	1,075,499	156,010	137,884
Taxation	(4)	(157,714)	(108,829)	(20,220)	(13,952)
Profit for the year	(5)	1,059,167	966,670	135,790	123,932
Attributable to:					
Equity holders of the parent		1,018,984	926,356	130,638	118,764
Minority interests		40,183	40,314	5,152	5,168
		1,059,167	966,670	135,790	123,932
Dividends paid		251,469	178,998	32,240	22,948
Earnings per share (HK/US cents)	(6)				
Basic		73.53	69.28	9.43	8.88
Diluted		69.75	66.87	8.94	8.57

CONSOLIDATED BALANCE SHEET

	2005 HK$'000	2004 HK$'000 (As restated)	2005 US$'000	2004 US$'000 (As restated)
ASSETS				
Non-current assets				
Property, plant and equipment	1,755,025	879,846	225,003	112,801
Lease prepayment	65,829	4,772	8,440	612
Goodwill	3,943,935	653,504	505,633	83,783
Negative goodwill	–	(28,868)	–	(3,701)
Intangible assets	1,461,453	232,881	187,366	29,857
Interests in associates	189,453	160,442	24,289	20,569
Available-for-sale investments	13,363	–	1,713	–
Investments in securities	–	27,193	–	3,486
Deferred tax assets	646,758	329,711	82,918	42,271
Other assets	2,195	1,195	281	153
	8,078,011	2,260,676	1,035,643	289,831
Current assets				
Inventories	3,971,216	2,787,059	509,130	357,315
Trade and other receivables	3,265,355	2,762,156	418,635	354,123
Deposits and prepayments	513,062	382,421	65,777	49,028
Bills receivable	431,121	256,836	55,272	32,928
Tax recoverable	68,544	872	8,788	112
Trade receivables from associates	1,310	1,247	168	160
Bank balances, deposits and cash	4,046,122	5,452,057	518,734	698,982
	12,296,730	11,642,648	1,576,504	1,492,648
Current liabilities				
Trade and other payables	3,590,699	2,885,506	460,346	369,937
Bills payable	550,964	510,144	70,636	65,403
Warranty provision	338,211	241,375	43,360	30,946
Trade payable to an associate	21,946	21,593	2,814	2,768
Tax payable	116,624	105,092	14,952	13,473
Obligations under finance leases – duewithin one year	18,107	6,266	2,321	803
Discounted bills with recourse	2,101,171	3,208,964	269,381	411,406
Unsecured borrowings – due within one year	673,277	840,450	86,317	107,750
	7,410,999	7,819,390	950,127	1,002,486
Net current assets	4,885,731	3,823,258	626,377	490,162
Total assets less current liabilities	12,963,742	6,083,934	1,662,020	779,993
CAPITAL AND RESERVES				
Share capital	146,172	135,230	18,740	17,337
Reserves	5,966,167	3,318,586	764,895	425,461
Equity attributable to equity holders of the parent	6,112,339	3,453,816	783,635	442,798
Minority interests	120,670	82,032	15,471	10,517
Total equity	6,233,009	3,535,848	799,106	453,315

	2005 HK$'000	2004 HK$'000 (As restated)	2005 US$'000	2004 US$'000 (As restated)
NON-CURRENT LIABILITIES				
Obligations under finance leases – due after one year	125,467	8,989	16,086	1,152
Convertible bonds	1,078,307	1,051,257	138,244	134,777
Unsecured borrowings – due after one year	4,225,411	1,446,292	541,719	185,422
Retirement benefit obligations	786,337	–	100,812	–
Deferred tax liabilities	515,211	41,548	66,053	5,327
	6,730,733	2,548,086	862,914	326,678
	12,963,742	6,083,934	1,662,020	779,993

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation and accounting policies

The financial statements have been prepared under the historical cost convention except for certain financial instruments which are measured at fair value and in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by Hong Kong Institute of Certified Public Accountants ("HKICPA").

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards (HKFRSs), Hong Kong Accounting Standards (HKASs) and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Business Combinations

In the current year, the Group has applied HKFRS 3 Business Combinations which is effective for business combinations for which the agreement date is on or after 1st January, 2005 and for goodwill and negative goodwill previously recognised and brought forward as at 1st January, 2005. The principal effects of the application of transitional provisions of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously capitalised on the balance sheet, the Group on 1st January, 2005 eliminated the carrying amount of the related accumulated amortisation of HK$166,245,000 with a corresponding decrease in the cost of goodwill. The Group has discontinued amortising such goodwill from 1st January, 2005 onwards and such goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1st January, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2004 have not been restated.

In the current year, the Group has also applied HKAS 21 The Effects of Changes in Foreign Exchange Rates which requires goodwill to be treated as assets and liabilities of the foreign operation and translated at closing rate at each balance sheet date. Previously, goodwill arising on acquisitions of foreign operations was reported at the historical rate at each balance sheet date. In accordance with the relevant transitional provisions in HKAS 21, goodwill arising on acquisitions prior to 1st January, 2005 is treated as a non-monetary foreign currency item. Therefore, no prior period adjustment has been made. In the current year, the Group acquired a foreign operation, and goodwill arose on the acquisition of that foreign operation has been translated at the closing rate at 31st December, 2005. This change in accounting policy has had no material effect on results for the current year.

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1st January, 2005. A corresponding adjustment to the Group's retained earnings of HK$28,868,000 has been made.

Share-based Payments

In the current year, the Group has applied HKFRS 2 Share-based Payment which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1st January, 2005. In relation to share options granted before 1st January, 2005, the Group has not applied HKFRS 2 with respect to share options granted on or before 7th November, 2002 and share options that were granted after 7th November, 2002 had vested before 1st January, 2005 in accordance with the relevant transitional provisions.

Financial Instruments

In the current year, the Group has applied HKAS 32 Financial Instruments: Disclosure and Presentation and HKAS 39 Financial Instruments: Recognition and Measurement. HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below:

Convertible loan notes

The principal impact of HKAS 32 on the Group is in relation to convertible loan notes issued by the Company that contain both liability and equity components. Previously, convertible loan notes were classified as liabilities on the balance sheet. HKAS 32 requires an issuer of a compound financial instrument that contains both financial liability and equity components to separate the compound financial instrument into the liability and equity components on initial recognition and to account for these components separately. In subsequent periods, the liability component is carried at amortised cost using the effective interest method. Because HKAS 32 requires retrospective application, comparative figures for 2004 have been restated. Comparative profit for 2004 has also been restated in order to reflect the increase in effective interest on the liability component.

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39

By 31st December, 2004, the Group classified and measured its equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 (SSAP 24). Under SSAP 24, investments in equity securities are classified as "investment securities"or "other investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in profit or loss. From 1st January, 2005 onwards, the Group has classified and measured its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale investments" or "loans and receivables", "Financial assets at fair value through profit or loss" and "available-for-sale investments" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment after initial recognition. "Loans and receivables" are measured at amortised cost using the effective interest method after initial recognition.

NEW SHARES PLACEMENT

On 8th September, 2005, the Group placed an aggregate of 96 million shares to independent investors at a price of HK$19.25 per share. The new shares placed represent approximately 7.05% of the issued share capital of the Company of 1,361,898,652 shares at the date of placement and approximately 6.58% of the issued capital of the Company of 1,457,898,652 shares as enlarged by the placement.

The net proceeds approximated to HK$1,815 million have been used to repay existing debts and for general working capital purposes and potential acquisitions which the Group believes will create synergies.

FINANCIAL RESULTS

Result Analysis

The Group reported a 37.1% growth in turnover to HK$22.36 billion for the year as compared to HK$16.30 billion reported last year. Net profit amounted to HK$1,019 million, an increase of 10.0% on HK$926 million reported in 2004.

EBITDA increased by 33.6% to HK$1.99 billion. Included in the EBITDA was a non-recurring restructuring charge of HK$62 million. Excluding this non-recurring charge, EBITDA as a % to turnover was at 9.2%, improved from 9.1% in 2004.

Basic earnings per share were at HK73.53 cents per share after accounted for the dilution effect of the placement of 96 million new shares on 8th September 2005 as compared to HK69.28 cents per share in 2004, as restated.

Gross Margins

Gross margin continued to improve to 31.0% as compared to 30.3% reported last year despite continual pricing pressure on raw materials during the year. The improvement was the result of favorable product portfolio, introduction of new products from current and newly acquired business and continuous cost improvement programs at all levels within the Group.

Selling, Distribution, Advertising and Warranty Expense

Selling, distribution, advertising and warranty expenses efficiency improved from 11.8% of turnover in 2004 to 11.3% for the period under review. The improvements were contributed by the cost synergies created from the integration of the newly acquired operations and further rationalization of the Group's cost structure.

The Group's own brand business now accounted for 80.0% of total turnover as compared to 72.2% reported last year. This is in line with the Group's long-term strategy to increase its own brand business.

Research and Development Expenses

Product innovation remains the Group's major focus to sustain the growth momentum and to enhance profitability. In 2005, the Group invested HK$492 million, representing 2.2% of turnover, as compared to HK$339 million, or 2.1% of turnover in 2004.

Administrative Expenses

Administrative expenses increased by HK$892 million to HK$2,443 million, representing 10.9% of 2005 turnover as compared to 9.5% in 2004. The increase was mainly due to the full year consolidation of the Milwaukee, AEG and Drebo operation in 2005, which were less efficient than the Group's existing business. Included in the expenses were non-recurring restructuring charges as we begin the relocation and integration of the Milwaukee and AEG production operations to the Group's China plants. The charges amounted to HK$62.4 million in 2005. The relocation and integration will create additional savings and synergies which will commence to accrue from 2006 onwards, and will result in improvement of margins in relation to such products transferred and overall efficiency and cost improvements within the Group.

Taxation

Effective tax rate for the year was 13.0% compared to 10.1% in 2004 as a result of the profits generated from higher tax jurisdiction and acquisition. The Group will continue to focus on improving tax efficiencies.

Bank Borrowings

The Group continues to maintain a well balanced and carefully structured loan portfolio to support its long-term growth strategy and is also able to secure additional financing at favorable terms. Taking advantage of the low interest rate environment, the Group tapped into the capital market with two transactions in first quarter 2005 through its wholly owned entity in the United States. The Group placed US$200 million fixed interest rate Notes in two tranches, of US$150 million for 10 years at 5.44% per annum, and US$50 million for 7 years at 5.17% per annum, with private investors in the United States. Another US$200 million LIBOR-based floating rate transferable term loan was arranged through an elite group of financial institutions for a 3-year period extendable to 5 years. Both issues received overwhelming support and were successfully placed in March 2005. The proceeds were used to refinance existing bank borrowings.

Foreign Exchange Risk Management

The Group's major borrowings including the ones issued during the period are in US Dollars and HK Dollars. Other than the fixed interest rate Notes, all borrowings are either LIBOR or Hong Kong best lending rates based. As the Group's major revenues are in US Dollars, there is a natural hedge mechanism in place and currency exposure is relatively low. To enhance overall risk management for its expansion, the Group had already strengthened its treasury management capability and will closely monitor and manage its currency and interest rate exposure.

LIQUIDITY AND FINANCIAL RESOURCES

Shareholders' Funds

Total shareholders' funds amounted to HK$6,112 million as at 31st December, 2005, representing an increase of over 77.0% from HK$3,454 million as reported last year. Book value per share, after the share placement and options exercised during the year increased from HK$2.55 per share to HK$4.18 per share.

Financial Position

As at 31st December, 2005, the Group's net gearing expressed as a percentage of total net borrowing to equity attributable to shareholders of the Company was at 68.3% (2004 as restated: 32.1%). The change was a result of the Milwaukee, AEG and Drebo acquisitions which was fully funded by both internal resources and borrowing.

Net interest expenses amounted to HK$293 million, an increase of HK$195 million as compared to same period last year, as a result of additional borrowings for acquisition, expanded operation and the effective interest expense, a non-cash item, on the liability component of the convertible bonds in accordance with HKAS39. Interest coverage, expressed as a multiple of EBIT to total net interest remained at a healthy level of 5.0 times (2004 as restated: 11.6 times).

Working Capital

The Group's net current assets increased by over HK$1.06 billion to HK$4.89 billion as compared to last year. Current ratio further improved to 1.66 from 1.49 in 2004.

Total inventory value increased by HK$1.18 billion as a result of the acquisition completed at the beginning of the year. Average inventory days improved by 4 days from 59 days to 55 days and average finished goods inventory days improved from 42 days to 38 days. Raw material and work in progress turnover days remained stable at 17 days. The effect of the inventory re-alignment program by the Group's major customers had no negative impact on the inventory level as the Group managed a very flexible and efficient procurement and manufacturing operation.

Trade receivables turnover period improved by 7 days from 53 days to 46 days. The Group did not experience any material bad debts that required writing off in 2005.

Trade and other payable days were at 53 days as compared to 56 days last year.

Capital Expenditure

Capital expenditure for the year amounted to HK$597 million. Excluding the land acquired for the China plant expansion, the capital expenditure during the year on operating assets was in line with the group's capital appropriation guidelines.

Capital Commitment and Contingent Liability

As at 31st December, 2005, total capital commitment amounted to HK$269 million (2004: HK$154 million) and there were no material contingent liabilities or off balance sheet obligations.

Charges

None of the Group's assets are charged or subject to any encumbrance.

HUMAN RESOURCES

The Group employed a total of 22,053 employees (2004: 21,549 employees) in Hong Kong and overseas. The Group regards human capital as vital for the Group's continuous growth and profitability and remains committed to improve the quality, competence and skills of all employees. It provides job related training and leadership development programs throughout the organization.

The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to eligible staff, based on the performance of the Group and the individual employee.

PURCHASE, SALES OR REDEMPTION OF SHARES

There has been no purchase, sales or redemption of shares of the Company by the Company or any of its subsidiaries during the year.

AUDIT COMMITTEE

An Audit Committee was established in 1999, and on 11th April, 2006 the Board adopted written terms of reference for the role and function of the Audit Committee, now published on the Group's website, www.ttigroup.com. The role and function of the Audit Committee is to assist the Board to ensure that an effective system of internal control and compliance with the Group's obligations under the Listing Rules and other applicable laws and regulations is in place, and to oversee the integrity of the financial statements of the Group.

The Audit Committee is comprised of the three independent non-executive directors, and is chaired by Mr. Joel Arthur Schleicher. All members of the Audit Committee have professional, financial or accounting qualifications.

REVIEW OF FINANCIAL STATEMENTS

The Audit Committee has reviewed with senior management of the Group and the Group's external auditors, Messrs. Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the audited consolidated financial statements for the year ended 31st December, 2005. The Board of Directors of the Company (the "Board") acknowledges its responsibility for the preparation of the accounts of the Group.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Group confirms that it has complied with all material provisions of the Code on Corporate Governance Practices set out in Appendix 14 of the Listing Rules, save that:

1. The roles of Chairman and the Chief Executive Officer are both performed by Mr. Horst Julius Pudwill. The Group does not currently propose to separate the functions of Chairman and Chief Executive Officer, as both the Board and senior management of the Group has significantly benefited from the leadership, support and experience of Mr. Pudwill.
2. The Board formally adopted written procedures on 11th April 2006 to govern the delegation of daily management responsibilities to the senior management of the Group and the reservation to the Board of specifically identified matters. This supplemented and enhanced the prior practice of the Board of delegating signing authority on a case-by-case basis for each significant agreement entered into by the Group. The work of the Audit Committee will include reviewing on an ongoing basis the Group's internal controls and the delegation and reporting procedures between the Board and senior management.
3. None of the directors is appointed for a specific term since they are subject to retirement by rotation and re-election in accordance with the Articles of Association of TTI. Under Article 103 of the Articles of Association of TTI, one third of the Board must retire by rotation at each Annual General Meeting and, if eligible, offer themselves for re-election.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules (the "Model Code"). The Group confirms that, after specific enquiry with each Director, all Directors have confirmed compliance with the Model Code. The Board has also adopted a code of conduct, on terms no less onerous than the Model Code, that applies to securities transactions of all relevant employees who may be in possession of unpublished price-sensitive information in relation to the Group's shares, and which is now published on the Group's website, www.ttigroup.com.

PUBLICATION OF ANNUAL RESULTS ON WEBSITE

The financial information required to be disclosed under paragraphs 45(1) to 45(8) of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk and TTI's website at www.ttigroup.com in due course.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 12th June, 2006 to Friday, 16th June, 2006, both days inclusive. In order to qualify for the final dividend to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Secretaries Limited, at Level 25, Three Exchange Place, 1 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 9th June, 2006.

Dividend warrants will be despatched on or around 28th July, 2006 subject to shareholders' approval of payment of the final dividend having been obtained at the Annual General Meeting.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at The Ritz-Carlton, Hong Kong on 22nd May 2006. The notice of Annual General Meeting will be published in the South China Morning Post and Hong Kong Economic Times and despatched to shareholders of the Company on or about 28th April, 2006.

BOARD OF DIRECTORS

As at the date of this announcement, the Board comprises four executive directors, namely Mr. Horst Julius Pudwill, Mr. Roy Chi Ping Chung, Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan, one non-executive director, namely Mr. Vincent Ting Kau Cheung, and three independent non-executive directors, namely Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley and Mr. Manfred Kuhlmann.

APPRECIATION

I would like to thank my fellow directors, management and employees for their efforts during the year. The unmatched talent and dedication of our employees worldwide is a major factor in our success. I also thank our customers and other business partners, whose continued support is key to the achievement of our full potential. I am confident that TTI will continue generating strong returns for our shareholders through our sound strategies that unleash higher levels of performance.

By Order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong, 12th April, 2006


中国无线
CHINA WIRELESS

CHINA WIRELESS TECHNOLOGIES LIMITED

中國無線科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2369)

2005 FINAL RESULTS ANNOUNCEMENT

HIGHLIGHTS

- Achieved a turnover of HK$354 million, representing an increase of 44.2% over the previous year
- Attained a profit attributable to shareholders of HK$50.9 million, representing an increase of 16.5% over 2004
- Net profit margin was 14.4%, representing a decrease of 3.4% over the corresponding period in 2004
- Basic earnings per share were HK$0.127, representing a decrease of 11% over the same period of the previous year
- The Directors resolved to recommend the payment of a final dividend, subject to the approval of shareholders, of HK$0.02 per share for the year ended 31 December 2005

The board ("Board") of directors ("Directors") of China Wireless Technologies Limited (the "Company") is pleased to present the audited consolidated final results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2005, together with the audited comparative figures for the same period of 2004.

CONSOLIDATED INCOME STATEMENT

	Year ended 31 December 2005 HK$'000	2004 HK$'000
REVENUE	353,995	245,545
Cost of sales	(229,880)	(146,137)
Gross profit	124,115	99,408
Other income and gains	13,801	2,966
Selling and distribution costs	(39,427)	(25,926)
Administrative expenses	(34,909)	(21,758)
Other expenses	(283)	(1,447)
Finance costs	(2,979)	(2,048)
PROFIT BEFORE TAX	60,318	51,195
Tax	(9,442)	(7,528)
PROFIT FOR THE YEAR	50,876	43,667
DIVIDENDS		
Interim	4,000	—
Proposed final	9,964	8,000
	13,964	8,000
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT COMPANY		
Basic	12.66 cents	14.26 cents
Diluted	12.55 cents	14.26 cents

CONSOLIDATED BALANCE SHEET

	31 December 2005 HK$'000	2004 HK$'000
NON-CURRENT ASSETS		
Property, plant and equipment	39,095	32,256
Intangible assets	25,373	7,229
Total non-current assets	64,468	39,485
CURRENT ASSETS		
Inventories	64,599	28,559
Trade receivables	110,652	105,016
Prepayments, deposits and other receivables	193,419	96,644
Due from a related company	—	258
Due from directors	201	1,094
Pledged deposits	49,077	29,890
Cash and cash equivalents	109,606	80,352
Total current assets	527,554	341,813
CURRENT LIABILITIES		
Trade payables	27,263	16,122
Notes payable	91,360	13,192
Other payables and accruals	104,635	67,937
Interest-bearing bank and other borrowings	31,716	56,396
Due to a related company	106	—
Due to directors	164	100
Tax payable	21,047	11,350
Total current liabilities	276,291	165,097
NET CURRENT ASSETS	251,263	176,716
TOTAL ASSETS LESS CURRENT LIABILITIES	315,731	216,201
NON-CURRENT LIABILITIES		
Deferred tax liabilities	2,035	1,191
Total non-current liabilities	2,035	1,191
Net assets	313,696	215,010
EQUITY		
Equity attributable to equity holders of the parent company		
Issued capital	4,490	4,000
Reserves	299,242	203,010
Proposed final dividend	9,964	8,000
Total equity	313,696	215,010

NOTES TO FINANCIAL STATEMENTS

1.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties and certain buildings, which have been measured at fair value. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

1.2 BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. Adjusments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

2.1 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The following new and revised HKFRSs affect the Group and are adopted for the first time for the current year's financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Properties, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 20	Accounting for Government Grants and Disclosure of Government Assistance
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations
HK (SIC)-Int 21	Income Taxes- Recovery of Revalued Non-depreciable Assets
HK-Int 4	Leases- Determination of the Length of Lease Term in respect of Hong Kong Land Leases

Except for HKFRS 2, none of the above new and revised HKFRSs has had material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

HKFRS 2- Share-based Payment

In prior years, no recognition and measurement of share-based payment transactions in which employees (including directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

The main impact of HKFRS 2 on the Group is the recognition of the cost of these transactions and a corresponding entry to equity for employee share options. The revised accounting policy for share-based payment transactions is described in more detail in note 2.4 "summary of significant accounting policies" below.

The Group has adopted the transitional provisions of HKFRS 2 under which the new measurement policies have not been applied to (i) options granted to employees on or before 7 November 2002; and (ii) options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

As the Group did not have any employee share options which were granted during the period from 7 November 2002 to 31 December 2004 but had not yet vested as at 1 January 2005, the adoption of HKFRS 2 has had no impact on the retained profits as at 31 December 2003 and at 31 December 2004. The Group has recognised the cost of options which were granted during the year in the current year's income statement in accordance with the revised accounting policy.

Upon the adoption of HKFRS 2, the consolidated current year's profits decreased by HK$3,741,000 as a result of an increase in the employee compensation expense included in administrative expenses while also resulted in an increase in equity.

The effects on basic and diluted earnings per share are as follows:

— basic earnings per share decreased by 0.93 cent.

— diluted earnings per share decreased by 0.92 cent.

2.2 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, which have been issued but are not yet effective, in these financial statements. Unless otherwise stated, these HKFRSs are effective for annual periods beginning on or after 1 January 2006:

HKAS 1 Amendment	Capital Disclosures
HKAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKFRSs 1 & 6 Amendments	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS 7	Financial Instruments: Disclosures
HK (IFRIC)-Int 4	Determining whether an Arrangement contains a Lease
HK (IFRIC)-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK (IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment

On 1st January, 2005, the Group classified and measured its debt and equity securities in accordance with the transitional provisions of HKAS 39. As a result of this change in accounting policy, the investments in securities of HK$ 27,193,000 as at 1st January, 2005 have been reclassified as available-for-sale investments.

Derivatives and hedging
From 1st January, 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the non-derivative host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise.

There are three types of hedge relationships under HKAS 39, including fair value hedges, cash flow hedges and net investment hedges. The Group has applied the relevant transitional provisions in HKAS 39. For derivatives that do not meet the requirements of hedge accounting in accordance with HKAS 39, the Group has, from 1st January, 2005 onwards, deemed such derivatives as held for trading. The adoption of HKAS 39 has had no material effect on the Group's retained profits.

Derecognition
HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognised, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively to transfers of financial assets from 1st January, 2005 onwards. As a result, the Group's bill receivables discounted with full recourse which were derecognised prior to 1st January, 2005 have not been restated. As at 31st December, 2005, the Group's bills receivables discounted with full recourse have not been derecognised. Instead, the related borrowings of HK$136,773,000 have been recognised on the balance sheet date. This change in accounting policy has had no material effect on results for the current year.

Owner-occupied Leasehold Interest in Land
In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Group has applied HKAS 17 *Leases. Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered* separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively.

The cumulative effects of the application of the new HKFRSs on 31st December, 2004 and 1st January, 2005 are summarised below:

	As at 31st December, 2004 (Originally stated) HK$'000	Adjustments HK$'000	As at 31st December, 2004 (As restated) HK$'000	Adjustments HK$'000	As at 1st January, 2005 (As restated) HK$'000
Balance sheet items					
Impact of HKAS 17:					
Property, plant and equipment	884,618	(4,772)	879,846	-	879,846
Lease prepayment	-	4,772	4,772	-	4,772
Impact of HKFRS 3:					
Derecognition of negative goodwill	(28,868)	-	(28,868)	28,868	-
Impact of HKAS 32 and HKAS 39:					
Investments in securities	27,193	-	27,193	(27,193)	-
Available-for-sale investments	-	-	-	27,193	27,193
Convertible bonds	(1,071,993)	20,736	(1,051,257)	-	(1,051,257)
Deferred tax liabilities	(35,962)	(5,586)	(41,548)	-	(41,548)
Other assets and liabilities	3,745,710	-	3,745,710	-	3,745,710
Total effects on assets and liabilities	3,520,698	15,150	3,535,848	28,868	3,564,716
Share capital	135,230	-	135,230	-	135,230
Convertible bonds equity reserve	-	26,334	26,334	-	26,334
Retained profits	2,421,327	(11,184)	2,410,143	28,868	2,439,011
Other reserves	882,109	-	882,109	-	882,109
Minority interests	-	82,032	82,032	-	82,032
Total effects on equity	3,438,666	97,182	3,535,848	28,868	3,564,716
Minority interests	82,032	(82,032)	-	-	-

The Group has not early applied the new standards and interpretations that have been issued but are not yet effective at 31st December, 2005. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the financial statements of the Group.

2. **Segment Information**

INCOME STATEMENT
For the year ended 31st December, 2005

	Power Equipment Products HK$'000	Floor Care Appliances HK$'000	Laser and Electronic Products HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER					
External sales	17,176,671	4,525,858	655,858	-	22,358,387
Inter-segment sales	187,074	25,718	221,922	(434,714)	-
Total	17,363,745	4,551,576	877,780	(434,714)	22,358,387

Inter-segment sales are charged at prevailing market rates.

	Power Equipment Products HK$'000	Floor Care Appliances HK$'000	Laser and Electronic Products HK$'000	Eliminations HK$'000	Consolidated HK$'000
RESULT					
Segment result	1,237,379	199,786	139,220	-	1,576,385
Finance costs					(353,041)
Share of results of associates					(6,463)
Profit before taxation					1,216,881
Taxation					(157,714)
Profit for the year					1,059,167

INCOME STATEMENT
For the year ended 31st December, 2004

	Power Equipment Products HK$'000	Floor Care Appliances HK$'000	Laser and Electronic Products HK$'000	Eliminations HK$'000	Consolidated HK$'000 (As restated)
TURNOVER					
External sales	11,523,924	4,078,995	701,221	-	16,304,140
Inter-segment sales	189,277	9,907	109,532	(308,716)	-
Total	11,713,201	4,088,902	810,753	(308,716)	16,304,140

Inter-segment sales are charged at prevailing market rates.

	Power Equipment Products HK$'000	Floor Care Appliances HK$'000	Laser and Electronic Products HK$'000	Eliminations HK$'000	Consolidated HK$'000 (As restated)
RESULT					
Segment result	910,230	201,269	145,865	-	1,257,364
Amortisation of goodwill					(35,263)
Release of negative goodwill to income					4,307
Finance costs					(150,064)
Share of results of associates					(845)
Profit before taxation					1,075,499
Taxation					(108,829)
Profit for the year					966,670

	Turnover 2005 HK$'000	Turnover 2004 HK$'000	Contribution to results from ordinary activities before taxation 2005 HK$'000	Contribution to results from ordinary activities before taxation 2004 HK$'000 (As restated)
By geographical market location:				
North America	17,122,079	13,205,612	1,385,239	1,082,567
Europe and Other Countries	5,236,308	3,098,528	191,146	174,797
	22,358,387	16,304,140	1,576,385	1,257,364
Amortisation of goodwill			-	(35,263)
Release of negative goodwill to income			-	4,307
Finance cost			(353,041)	(150,064)
Share of results of associates			(6,463)	(845)
Profit before taxation			1,216,881	1,075,499

3. **Finance Costs**

	2005 HK$'000	2004 HK$'000 (As restated)
Interests on:		
Bank loans and overdrafts wholly repayable within five years	137,747	86,759
Obligations under finance leases	8,142	708
Fixed interest rate notes	180,102	49,190
Effective interest expense on convertible bonds	27,050	13,407
	353,041	150,064

4. **Taxation**

	2005 HK$'000	2004 HK$'000
The total tax charge comprises:		
Hong Kong Profits Tax	64,456	93,207
Overseas Tax	168,814	67,102
Deferred Tax	(75,556)	(51,480)
	157,714	108,829

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for both years. Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

5. **Profit for the Year**

	2005 HK$'000	2004 HK$'000 (As restated)
Profit for the year has been arrived at after charging (crediting):		
Depreciation and amortisation on property, plant and equipment	471,178	316,380
Release of lease prepayment	1,402	129
Amortisation of intangible assets	47,084	8,692
Amortisation of goodwill	-	35,263
Release of negative goodwill to income	-	(4,307)

6. **Earnings per Share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2005 HK$'000	2004 HK$'000 (As restated)
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the year attributable to equity holders of the parent for the purpose of basic earnings per share	1,018,984	926,356
Effect of diluted potential ordinary shares: Interest on convertible bonds	22,316	11,061
Profit attributable to equity holders of the parent for the purpose of diluted earnings per share	1,041,300	937,417
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,385,789,675	1,337,198,995
Effect of dilutive potential ordinary shares:		
Share options	41,186,410	38,266,686
Convertible bonds	65,922,585	26,296,987
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,492,898,670	1,401,762,668

24/F, CDW Building, 388 Castle Peak Road, N.T., Hong Kong Tel: (852) 2402 6888
Fax: (852) 2413 5971 Website: www.ttigroup.com

XINYU HENGDELI HOLDINGS LIMITED
新宇亨得利控股有限公司

(於開曼群島註冊成立的有限公司)
(股份代號：3389)

截至二零零五年十二月三十一日止年度之全年業績公告

財務業績摘要	
銷售額	減少8%至人民幣1,396,531,000元
銷售成本	減少14.7%至人民幣1,032,369,000元
毛利	增加18.2%至人民幣364,162,000元
毛利率	26.1%（二零零四年：20.3%）
經營溢利	增加24.8%至人民幣220,203,000元
本公司股份持有人應佔溢利	增加24.1%至人民幣121,011,000元
每股基本盈利	增加15.4%至每股人民幣0.15元

擬派末期股息人民幣49,800,000元，即從二零零五年財政年度之本公司股份持有人應佔溢利中作出41.2%之分派。

新宇亨得利控股有限公司（「本公司」）之董事會（「董事會」）欣然呈報本公司及其子公司（統稱「本集團」）截至二零零五年十二月三十一日止年度的經審核合併全年業績。

業務回顧

零售業務

二零零五年，本集團堅持既定的戰略方針，高度重視零售網路的擴張與鞏固，始終本着以經濟效益為中心的原則，以實現本集團批發和零售協同發展為戰略導向，以多種方式拓展國內零售分銷網絡，包括：與眾多零售商實施多種形式的併購或合作；與品牌供應商合作，開設品牌專賣店；直接投資開設零售店；同時，亦根據實際情況，不斷調整已有零售店的佈局等，使零售店的質素日臻提高。於二零零五年十二月三十一日，本集團零售店已達65家，實際進度快於預定計劃。集團所有零售門店，均位於富庶地區，並策略性設於北京、上海、天津、沈陽、哈爾濱、杭州、南京和深圳等主要城市的繁華地段。

此外，為打造零售品牌形象，以配合零售店質素的不斷提高，本集團正進行新宇零售品牌：「盛時表行－新宇亨得利控股」店頭更換工作，以使新宇亨得利真正擁有經營國際名錶的獨家零售品牌。

經過一年的努力，集團零售實現銷售收入達人民幣636,725,000元，較去年增長20.1%。零售實現毛利約人民幣221,241,000元，較去年增長29.9%。二零零四年，零售與批發銷售額對比約35:64，而二零零五年對比約46:53；二零零四年，零售毛利與批發毛利對比為55:42，而二零零五年對比為61:37。從這些數字的對比中，我們可以看到，本集團的利潤在不斷上升，而零售所佔的份額也越來越大，整體運作思路及實際成效完全符合集團的戰略導向。

此外，集團與國內另外三家主要鐘錶零售商，上海三聯（集團）有限公司，上海東方商廈有限公司，以及深圳市亨吉利世界名表中心有限公司組成策略聯盟。聯盟零售網絡內零售門市逾百家，於國內名錶市場佔有約48%的份額。聯盟的成立及日趨強大，對規範國內名錶市場，提升企業盈利能力起重要作用。

手錶代理業務

本集團在中國已建立起龐大的分銷網絡，截至二零零五年十二月三十一日止年度，集團於全國40多個城市，擁有逾300戶批發客戶。

本集團一向致力與世界級手錶生產商及供應商保持良好的關係，當中包括：Swatch集團、Richemont（歷峰）集團、LVMH集團和達昌集團。截至二零零五年十二月三十一日止年度，集團共代理包括該四大集團在內的國際著名手錶集團所屬之19個品牌，其中15個為獨家代理。包括：愛彼、積家、寶齊萊、豪雅、真利時、名士、艾美、克麗絲汀、迪奧、芬迪、登喜路、漢密爾頓(Hamilton)和雪鐵納(Certina)等。其中，登喜路、漢密爾頓和雪鐵納為集團二零零五年度新增代理品牌；此外，本集團與國際著名手錶製造及供應商勞力士集團也有着良好的合作關係。

集團與全球最大手錶製造及分銷商Swatch集團於二零零三年，合資組成了瑞韻達貿易（上海）有限公司（「瑞韻達」）。作為Swatch集團在全球首家及目前唯一與手錶代理商合組的合資公司，「瑞韻達」擁有著名手錶品牌歐米茄及雷達在國內的獨家分銷權。

自有品牌

截至二零零五年十二月三十一日止年度，集團的自有品牌「尼維達」已為集團帶來約人民幣30,000,000元之銷售額，以及約人民幣17,735,000元的毛利，分別較去年同期約上升45%及90%，反映「尼維達」品牌日漸受市場歡迎。

為進一步拓展集團的自有品牌業務，集團於二零零五年，新購入兩個瑞士著名手錶品牌：「奧爾瑪」和「龍馬珍」。集團相信，自有品牌將會為集團帶來更加豐厚的利潤，並將有利於企業的長遠發展。

市場推廣

於二零零五年度，集團積極參加及推行各項市場推廣活動，以進一步提升集團的知名度。如新宇鐘錶「名表薈萃 三地巡展」活動。集團於二零零五年十二月，在上海、南京、杭州三地舉行巡迴活動，參與品牌包括愛彼、名士、卡地亞、寶齊萊、登喜路、積家、豪雅、江詩丹頓及真利時等。該活動取得良好的市場效果。

客戶服務

集團一向注重客戶服務，為零售客戶提供保養期1年至3年的免費售後服務。截至二零零五年十二月三十一日止年度，集團旗下的所有零售門市，均可為客戶提供即時售後服務。集團在北京及上海亦經營兩家服務中心，駐有多名經驗豐富的技師及工程師，處理需運用複雜技術的維修工作。本集團所有維修人員均獲專業技術職稱，其中更有「品牌特定維修技師」、「全國勞動模範」及「行業技術評比先進者」等。

展望未來

中國經濟快速增長，高收入及中產階層人士的消費力不斷提升，社會各界不斷追求高質素的生活和品味，對手錶的需求亦不斷增加，為高檔名貴手錶提供廣闊的市場空間。相對於其他已發展國家而言，中國手錶的消費量仍然有一定的距離，目前中國每100人每年平均購買5隻手錶，遠低於發達國家的27隻及發展中國家的18隻，故中國手錶市場仍有很大的發展空間。隨着經濟的蓬勃發展，中國將成為一個極具活力的消費大國，中國手錶市場的前途更無可限量。作為國際級名錶的零售及批發商，本公司將繼續強化現有業務，鞏固本公司在國內名錶市場的領先地位，並將以更強勁的實力，應付未來市場的需求。我們深信，善於把握市場變化的契機，才能取得豐碩的成果。

為迎接不斷增強的商機，抓緊業務增長的機會，本公司的業務發展策略如下：

以多種形式加快零售拓展步伐

二零零六年，本公司將繼續堅持為眾多的國際知名品牌手錶供應商，提供優質而廣闊的分銷平台的戰略方針，始終本着以經濟效益為中心的原則，以實現本集團批發和零售協同發展為戰略導向，以多種方式拓展國內外零售分銷網絡，集團的目標是：在二零零六年年底，將零售門店增加至90家。

加快自有品牌及代理品牌發展

本集團將加快自有品牌及長期代理品牌的建設。集團將大力發展自有品牌，增強集團的核心競爭力，並不斷提高利潤。長遠而言，集團亦計劃成立自家研究及開發部門，以設計、研究及開發「尼維達」及「奧爾瑪」手錶，以進一步提升集團的長遠競爭能力。集團也將加強對長期代理品牌的投入，不斷適時調整其營運結構，並加強人員的培訓與導入，以提高其於國內市場的份額。

建立與主業相配套的生產體系

手錶銷售離不開手錶相關的配套設施，其中包括零售店的裝修、錶盒及各類擺放手錶的道具之生產等等。經考查，該等設施利潤可觀，且前景看好。因此，二零零六年，本集團擬加強建設手錶銷售的配套體系，相信此舉對完善集團的業務結構體系有極大幫助，並可有效增加集團的利潤。

保持並加強集團之策略聯盟

新宇亨得利立足於為國際知名手錶品牌建立龐大而優質的分銷平台，與國內其他零售商謀求共同發展之道路。本集團將保持並進一步加強與供應商的良好合作關係、保持並進一步加強與中國其他零售商的策略聯盟關係，與供應商、零售商形成共享、共榮、共贏之局面。

優化企業管治

為保持企業可持續發展，保持利潤的不斷增長，新宇亨得利將在企業管治方面進一步加強力度，不斷完善財務及審計制度，以保證企業的健康發展；不斷完善薪酬及激勵之政策，以保持員工積極而旺盛的進取精神；不斷完善董事會議事規則，以規避發展中可能存在的風險。

展望將來，隨着中國名表零售市場的蓬勃發展，作為中國高檔手錶最主要的零售商及批發商，本集團將受惠於內地迅速增長的消費市場，並有能力把握市場先機，為企業創造更大利潤，回饋股東和社會。

財務回顧

營業額

截至二零零五年十二月三十一日止年度，本集團銷售收入錄得人民幣1,396,531,000元，其中批發業務佔53%，達人民幣745,059,000元；而零售業務則佔46%，達人民幣636,725,000元。集團的銷售收入較二零零四年度輕微下跌8%，主要是由於集團把歐米茄、雷達的批發業務，轉移到本集團與瑞士Swatch集團合資公司「瑞韻達」內。

集團的銷售收入分佈：（截至十二月三十一日止年度）

	二零零五年		二零零四年	
	人民幣（千元）	%	人民幣（千元）	%
零售業務	636,725	46	530,264	35
批發業務	745,059	53	974,771	64
售後服務	14,747	1	13,547	1
總計	1,396,531	100	1,518,582	100

毛利及毛利率

截至二零零五年十二月三十一日止年度，本集團之毛利約人民幣364,162,000元，較去年同期上升18.2%，在二零零五年之毛利率約26.1%，較去年同期增長28.6%。這是由於集團在二零零五年積極拓展毛利較高的零售業務，並開拓或提升毛利較高的批發品種所致。

分銷成本

於二零零五年度，本集團致力拓展零售門店，本集團的分銷成本約人民幣96,645,000元，較去年同期增加約6.5%，佔本集團營業額6.9%。

財務成本

於回顧年度，本集團之財務成本約人民幣23,353,000元，主要包括利息開支。

年度溢利及溢利率

整體而言，雖然集團現時仍處於以零售網絡建設為主導的經營結構調整階段，但集團仍能在二零零五年度，錄得可觀的的年度溢利增長，本年度之年度溢利約人民幣131,777,000元，較去年同期增長24.5%；本年度之溢利率約9.4%，較去年同期增長34.3%。其原因一方面是由於中國經濟的高速成長，特別是中產階級的快速形成，令國內高消費客戶群迅速壯大，加上中產階層人口亦大幅上升，為國內高檔消費品提供充裕的購買力；更重要的原因是(1)集團零售網絡的迅速拓展，零售店不斷增加，而零售毛利率高於批發毛利率；(2)新代理品牌的毛利率較高；和(3)整體管理水平的進一步提高。

末期股息

本公司董事會建議派發截至二零零五年十二月三十一日止年度末期股息每股人民幣0.048元，以回饋股東的支持，惟須經股東於二零零六年六月八日舉行的股東週年大會審核批准。建議現金股息將於二零零六年六月二十八日或之前支付予於二零零六年六月七日名列本公司股東名冊的股東。

流動資產及流動負債

於二零零五年十二月三十一日，本集團之流動資產約人民幣1,191,571,000元，其中包括存貨約人民幣662,142,000元、應收貿易帳款及其他應收款項約人民幣214,110,000元、現金及現金等價物約人民幣142,502,000元。

於二零零五年十二月三十一日，本集團之流動負債約人民幣548,788,000元，其中包括銀行貸款約人民幣314,000,000元、應付貿易帳款及其他應付款項約人民幣185,376,000元，以及本期應繳稅項約人民幣49,412,000元。

綜合收益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 人民幣千元	二零零四年 人民幣千元
營業額		1,396,531	1,518,582
銷售成本		(1,032,369)	(1,210,448)
毛利		364,162	308,134
其他收益及收入淨額		18,428	10,114
分銷成本		(96,645)	(90,757)
行政費用		(62,994)	(48,476)
其他經營開支		(2,748)	(2,637)
經營溢利		220,203	176,378
財務成本	4(i)	(23,353)	(17,614)
應佔合營公司虧損		(187)	–
稅前溢利		196,663	158,764
所得稅	5	(64,886)	(52,881)
年度溢利		131,777	105,883
歸屬：			
母公司股份持有人		121,011	97,545
少數股東權益		10,766	8,338
年度溢利		131,777	105,883
年度內獲批准的以前財政年度應佔股息	7(b)	92,150	32,598
於結算日後宣派的股息	7(a)	49,800	92,150
每股基本盈利	6	人民幣0.15元	人民幣0.13元

綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 人民幣千元	二零零四年 人民幣千元
非流動資產			
物業、廠房及設備		96,208	97,319
無形資產		33,109	17,000
聯營公司權益		–	960
合營公司權益		4,813	–
其他投資		250	250
遞延稅項資產		17,553	10,620
		151,933	126,149
流動資產			
買賣證券		42,792	–
存貨		662,142	447,016
應收貿易帳款及其他應收款項	8	214,110	212,984
已抵押銀行存款		130,025	–
現金及現金等價物		142,502	78,180
		1,191,571	738,180
流動負債			
應付貿易帳款及其他應付款項	9	185,376	72,928
銀行貸款		314,000	398,198
本年度應繳稅項		49,412	26,861
		548,788	497,987
流動資產淨額		642,783	240,193
總資產減流動負債		794,716	366,342
非流動負債			
其他應付款項		565	2,261
淨資產值		794,151	364,081
資本及儲備			
股本		10,828	–
儲備		683,812	285,508
本公司股份持有人應佔股權總額		694,640	285,508
少數股東權益		99,511	78,573
股東權益合計		794,151	364,081

附註

1. 編製基準

本集團被視作重組所產生的持續經營實體，並按合併會計法列賬。編製綜合財務報表所按基準為本公司於所呈列的兩個年度均為本集團的控股公司，而非自本公司根據重組成為本集團的控股公司當日。因此，本集團截至二零零四年及二零零五年十二月三十一日止各年度的綜合業績包括本公司及其附屬公司自二零零四年一月一日或其各自註冊成立日期（以較短者為準）起的業績，猶如現有集團架構已於所呈列的兩個年度一直存在。於二零零四年十二月三十一日的綜合資產負債表的編製基準為現有集團架構已於二零零四年一月一日起存在。所有集團內公司間的重大交易及結餘已於綜合賬目時抵銷。

董事認為，按此基準編製的綜合財務報表能公平地反映本集團的整體經營業績及財務狀況。

2. 重要會計政策概要

該等財務報表乃根據香港會計師公會頒佈的所有適用香港財務報告準則（該詞泛指包括所有適用的個別香港財務報告準則、香港會計準則及詮釋）、香港公認會計原則及香港公司條例的披露規定。該等財務報表亦符合聯交所證券上市規則的適用披露規定。

香港會計師公會已頒佈多項新訂及經修訂香港財務報告準則，該等準則適用於或可供提早採用於二零零五年一月一日或其後開始的會計期間。以下適用於本集團的新訂及經修訂香港財務報告準則，已於二零零二年一月一日，即編製關於本公司股份上市的財務資料的最早日期，提早採納：

- 香港財務報告準則第1號　首次採用香港財務報告準則
- 香港財務報告準則第3號　業務合併
- 香港財務報告準則第5號　待作待售之非流動資產及已終止營運業務
- 香港會計準則第1號　財務報表之呈列
- 香港會計準則第2號　存貨
- 香港會計準則第7號　現金流量表
- 香港會計準則第8號　會計政策、會計估計的改變及誤差
- 香港會計準則第10號　結算日後事項
- 香港會計準則第12號　所得稅
- 香港會計準則第14號　分部報告
- 香港會計準則第16號　物業、廠房及設備
- 香港會計準則第17號　租賃
- 香港會計準則第18號　收入
- 香港會計準則第19號　僱員福利
- 香港會計準則第20號　政府補助會計和政府援助的披露
- 香港會計準則第21號　外幣匯率變動的影響
- 香港會計準則第23號　借貸成本
- 香港會計準則第24號　關連人士披露
- 香港會計準則第26號　退休福利計劃的會計及報告
- 香港會計準則第27號　綜合及獨立財務報表
- 香港會計準則第28號　於聯營公司之投資
- 香港會計準則第32號　金融工具：披露及呈列
- 香港會計準則第33號　每股盈利
- 香港會計準則第36號　資產減值
- 香港會計準則第37號　撥備、或然負債及或然資產
- 香港會計準則第38號　無形資產
- 香港會計準則第39號　金融工具：確認及計量

3. 分部資料

分部資料乃根據本集團管理及內部呈報架構按本集團業務分部呈列。

業務分部

本集團包括兩項主要業務分部，分別為零售及批發。

	二零零五年 人民幣千元	二零零四年 人民幣千元
銷售額		
零售	636,725	530,264
批發	745,059	974,771
未分配	14,747	13,547
總計	1,396,531	1,518,582
分部業績		
零售	138,089	95,704
批發	106,041	110,198
總計	244,130	205,902
未分配經營收入及開支	(23,927)	(29,524)
經營溢利	220,203	176,378
財務成本	(23,353)	(17,614)
應佔合營公司虧損	(187)	–
所得稅	(64,886)	(52,881)
年度溢利	131,777	105,883
分部資產		
零售	492,999	358,472
批發	411,137	272,324
總計	904,136	630,796
未分配資產	439,368	233,533
總資產	1,343,504	864,329
分部負債		
零售	72,321	12,254
批發	54,322	4,877
總計	126,643	17,131
未分配負債	422,710	483,117
總負債	549,353	500,248
資本開支		
零售	7,251	2,579
未分配	19,970	57,929
總計	27,221	60,508
折舊及攤銷		
零售	3,192	3,879
未分配	8,952	29,925
總計	12,144	33,804
呆帳減值撥備		
批發	898	779

業績概要
截至二零零五年十二月三十一日止年度

綜合收入報表

	附註	2005 千港元	2004 千港元 (重列)	2005 千美元	2004 千美元 (重列)
營業額	(2)	22,358,387	16,304,140	2,886,460	2,090,274
銷售成本		(15,416,176)	(11,363,394)	(1,976,433)	(1,456,845)
毛利總額		6,942,211	4,940,746	890,027	633,429
其他收入		46,630	39,688	5,978	5,088
利息收入		60,388	52,772	7,739	6,766
銷售、分銷、宣傳及保用費用		(2,537,555)	(1,916,812)	(325,328)	(245,745)
行政費用		(2,443,035)	(1,551,024)	(313,208)	(198,850)
研究及開發費用		(492,234)	(338,962)	(63,107)	(43,457)
財務成本	(3)	(353,041)	(150,064)	(45,262)	(19,239)
未計應佔聯營公司業績及稅項前溢利		1,223,344	1,076,344	156,839	137,992
應佔聯營公司業績		(6,463)	(845)	(829)	(108)
除稅前溢利		1,216,881	1,075,499	156,010	137,884
稅項	(4)	(157,714)	(108,829)	(20,220)	(13,952)
本年度溢利	(5)	1,059,167	966,670	135,790	123,932
應佔份額：					
母公司權益持有人		1,018,984	926,356	130,638	118,764
少數股東權益		40,183	40,314	5,152	5,168
		1,059,167	966,670	135,790	123,932
已付股息		251,469	178,998	32,240	22,948
每股盈利(港仙／美仙)	(6)				
基本		73.53	69.28	9.43	8.88
攤薄		69.75	66.87	8.94	8.57

綜合資產負債表

	2005 千港元	2004 千港元 (重列)	2005 千美元	2004 千美元 (重列)
資產				
非流動資產				
物業、廠房及設備	1,755,025	879,846	225,003	112,801
租賃預付款項	65,829	4,772	8,440	612
商譽	3,943,835	653,504	505,633	83,783
負商譽	–	(28,868)	–	(3,701)
無形資產	1,461,453	232,881	187,366	29,857
於聯營公司應佔資產額	189,453	160,442	24,289	20,569
可供出售證券	13,363	–	1,713	–
證券投資	–	27,193	–	3,486
遞延稅項資產	646,758	329,711	82,918	42,271
其他資產	2,195	1,195	281	153
	8,078,011	2,260,676	1,035,643	289,831
流動資產				
存貨	3,971,216	2,787,059	509,130	357,315
銷售賬款及其他應收賬	3,265,355	2,762,156	418,635	354,123
訂金及預付款項	513,062	382,421	65,777	49,028
應收票據	431,121	256,836	55,272	32,928
可退回稅款	68,544	872	8,788	112
聯營公司銷售賬款	1,310	1,247	168	160
銀行結餘、存款及現金	4,046,122	5,452,057	518,734	698,982
	12,296,730	11,642,648	1,576,504	1,492,648
流動負債				
採購賬款及其他應付賬	3,590,699	2,885,506	460,346	369,937
應付票據	550,964	510,144	70,636	65,403
保用撥備	338,211	241,375	43,360	30,946
聯營公司採購賬款	21,946	21,593	2,814	2,768
應繳稅項	116,624	105,092	14,952	13,473
融資租約之承擔—於一年內到期	18,107	6,266	2,321	803
具追溯權之貼現票據	2,101,171	3,208,964	269,381	411,406
無抵押借款—於一年內到期	673,277	840,450	86,317	107,750
	7,410,999	7,819,390	950,127	1,002,486
流動資產淨值	4,885,731	3,823,258	626,377	490,162
資產總值減流動負債	12,963,742	6,083,934	1,662,020	779,993
股本與儲備				
股本	146,172	135,230	18,740	17,337
儲備	5,966,167	3,318,586	764,895	425,461
母公司權益持有人應佔權益	6,112,339	3,453,816	783,635	442,798
少數股東權益	120,670	82,032	15,471	10,517
權益總額	6,233,009	3,535,848	799,106	453,315
非流動負債				
融資租約之承擔—於一年後到期	125,467	8,989	16,086	1,152
可換股債券	1,078,307	1,051,257	138,244	134,777
無抵押借款—於一年後到期	4,225,411	1,446,292	541,719	185,422
退休福利責任	786,337	–	100,812	–
遞延稅項負債	515,211	41,548	66,053	5,327
	6,730,733	2,548,086	862,914	326,678
	12,963,742	6,083,934	1,662,020	779,993

財務報表附註

1. **編製基準及會計政策**

除若干金融工具按公平值計算外，財務報表乃採用歷史成本基準編製，且按照香港公認會計原則及符合香港會計師公會頒佈之會計準則。

本集團於本年度首次採用香港會計師公會頒佈之多項新香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(下文統稱「新訂香港財務報告準則」)，於二零零五年一月一日或以後開始之會計期間生效。採用新訂香港財務報告準則導致綜合收入報表、綜合資產負債表及綜合權益變動表之呈報方式有變，尤其是少數股東權益之呈報方式已作出變動。呈報方式之變動已追溯應用。採用新訂香港財務報告準則導致本集團在以下範疇之會計政策出現變動，其對目前或過往會計年度業績之編製及呈報方式影響如下：

業務合併

本集團於本年度採用香港財務報告準則第3號業務合併，該準則適用於協議日期為二零零五年一月一日或以後之業務合併，以及先前確認及於二零零五年一月一日結轉之商譽及負商譽。採用香港財務報告準則第3號之過渡條文對本集團之主要影響概述如下：

商譽

過往年度，收購所產生商譽撥充資本，並按估計可用年期攤銷。本集團已採用香港財務報告準則第3號之相關過渡條文。關於先前在資產負債表撥充資本之商譽，本集團於二零零五年一月一日對銷相關累計攤銷之賬面值166,245,000港元，而商譽成本則相應減少。本集團自二零零五年一月一日起終止攤銷該等商譽，並最少每年檢測商譽減值。於二零零五年一月一日以後收購所產生商譽，以成本減初步確認後之累計減損(如有)計算。基於此項會計政策變動，於本年度並無扣除商譽攤銷。二零零四年度之比較數字並無重列。

本集團於本年度亦應用香港會計準則第21號匯率變動影響。該準則規定商譽須按海外業務資產及負債處理，並於各結算日按收市匯率換算。收購海外業務所產生商譽先前按各結算日之過往匯率呈報。根據香港會計準則第21號之相關過渡條文，於二零零五年一月一日前收購所產生商譽處理為非貨幣外幣項目。因此，並無作出前期調整。本集團於本年度收購一項海外業務，收購該項海外業務所產生商譽按二零零五年十二月三十一日之收市匯率換算。此項會計政策變動對本年度業績並無重大影響。

本集團於被收購公司之識別資產、負債及或然負債之公平淨值中所佔之權益超出成本之差額(前稱「負商譽」)

按照香港財務報告準則第3號，本集團於被收購公司之識別資產、負債及或然負債之公平淨值中所佔之權益，倘超出收購成本(「收購折讓」)，有關差額於進行收購期間即時於損益確認。過往期間，收購所產生負商譽列作資產減值，按所計算結餘時之具體情況分析後撥回收入。按照香港財務報告準則第3號之相關過渡條文，本集團已剔除確認於二零零五年一月一日之所有負商譽，本集團保留溢利因而相應調整28,868,000港元。

股份付款

本集團於本年度採用香港財務報告準則第2號股份付款。該準則規定本集團購入貨品或獲取服務而以股份或股份權利作為交換(「股權結算交易」)，或以和既定數目股份或股份權利等值之其他資產作為交換(「現金結算交易」)，則須確認有關開支。香港財務報告準則第2號對本集團之主要影響乃關乎於授出優先認股權日期所釐訂本公司董事及僱員獲授之優先認股權公平值在歸屬期間支銷。於採用香港財務報告準則第2號前，本集團於優先認股權獲行使前，不會確認此等優先認股權之財務影響。本集團就二零零五年一月一日或以後授出之優先認股權採用香港財務報告準則第2號。關於二零零五年一月一日以前授出之優先認股權，按照相關過渡條文，本集團並無對於二零零二年十一月七日或之前授出之優先認股權及於二零零二年十一月七日以後授出但未於二零零五年一月一日前歸屬之優先認股權，採用香港財務報告準則第2號。

金融工具

本集團於本年度採用香港會計準則第32號金融工具：披露及呈報和香港會計準則第39號金融工具：確認及計量。香港會計準則第32號規定須追溯應用。香港會計準則第39號於二零零五年一月一日或以後開始之會計期間生效，一般不容許以追溯方式確認、剔除確認或計量財務資產及負債。實施香港會計準則第32號及香港會計準則第39號之主要影響概述如下：

可換股貸款票據

香港會計準則第32號對本集團之主要影響關於本公司所發行包含負債及股本成分之可換股貸款票據。可換股貸款票據先前於資產負債表分類為負債。香港會計準則第32號，規定包含財務負債及股本成分之複合金融工具的發行人，須於初步確認時獨立呈列複合金融工具之負債及股本成分，並就該等成分分開列賬。於其後期間，負債成分以實際權益法按攤銷成本列賬。由於香港會計準則第32號規定追溯應用，二零零四年度之比較數字已獲重列。二零零四年度之比較溢利亦已獲重列，以反映負債成分之實際權益增幅。

財務資產及財務負債之分類及計量

本集團就屬於香港會計準則第39號範疇內之財務資產及財務負債分類及計量採用香港會計準則第39號之相關過渡條文。

於二零零四年十二月三十一日前，本集團根據會計實務準則第24號(「會計實務準則第24號」)之基準處理法分類及計量其股本證券。根據會計實務準則第24號，債務或股本證券投資視適用情況分類為「投資證券」或「其他投資」。「投資證券」按成本值扣除減值虧損(如有)列賬，而「其他投資」則按公平值計算，當中未變現盈虧會計入損益。自二零零五年一月一日起，本集團根據香港會計準則第39號分類及計量其債務與股本證券。根據香港會計準則第39號，財務資產分類為「以公平值計入損益之財務資產」、「可供銷售投資」或「貸款及應收款項」。「以公平值計入損益之財務資產」及「可供銷售投資」乃以公平值列值，而公平值變動分別於損益及股本確認。並無於活躍市場報價且未能可靠計量其公平值之可供銷售股本投資於初步確認後按成本值扣除減值計算。「貸款及應收款項」於初步確認後利用實際權益法按攤銷成本計算。

於二零零五年一月一日，本集團根據香港會計準則第39號過渡條文分類及計量其債務及股本證券。基於此等會計政策變動，於二零零五年一月一日為數27,193,000港元之證券投資獲重新分類為可供銷售投資。

衍生工具及對沖

自二零零五年一月一日開始，香港會計準則第39號範圍內之所有衍生工具，不論視為持有作買賣用途或指定用作有效對沖工具者，均須於每個結算日以公平值列賬。根據香港會計準則第39號，衍生工具(包括與非衍生主要合約分開列賬之內含衍生工具)均視為持有作買賣用途之財務資產或財務負債，合資格並指定用作有效對沖工具者除外。有關公平值變動之相應調整視乎該等衍生工具是否指定為用作有效對沖工具，倘若屬實，則根據被對沖項目之性質作調整。至於視為持有作買賣用途之衍生工具，公平值之變動則於出現變動之期間於損益表確認。

香港會計準則第39號將對沖關係分為三類，包括公平值對沖、現金流量對沖及投資淨額對沖。本集團已應用香港會計準則第39號之相關過渡規定。就不符合香港會計準則第39號對沖會計處理規定之衍生工具而言，本集團已由二零零五年一月一日起將該等衍生工具視為持有作買賣用途。採納香港會計準則第39號對本集團之保留溢利並無重大影響。

剔除確認

香港會計準則第39號對剔除確認財務資產之準則採取較過往期間嚴格之規定。根據香港會計準則第39號，只有當資產現金流量之合約權利屆滿，或資產之轉讓符合香港會計準則第39號對剔除確認資產之要求時，方可對財務資產剔除確認。有關轉讓是否符合剔除確認資產之要求，乃取決於對風險和回報與控制進行之合併測試。本集團已採用相關過渡條文，對二零零五年一月一日以後預期進行之財務資產轉讓採用經修訂會計政策。因此，本集團並無重列於二零零五年一月一日以前已剔除確認而具有全面追溯權之應收票據。於二零零五年十二月三十一日，本集團並無剔除確認具有全面追溯權之應收票據，反而於結算日確認相關借貸金額136,773,000港元。此項會計政策變動對本年度業績並無重大影響。

業主自用土地租賃權益

過往年度，業主自用租賃土地及樓宇列入物業、廠房及設備，採用成本模式計量。本年度，本集團採用香港會計準則第17號租賃。根據香港會計準則第17號，就租賃分類而言，租賃土地及樓宇之土地和樓宇部分須分開考慮，惟不能可靠在土地和樓宇部分間劃分租賃付款則除外；在此情況下，整項租賃一般視作融資租約處理。倘能可靠在土地和樓宇部分間劃分租賃付款金額，土地租賃權益重新分類為經營租約下預付租賃款項，以成本列賬，並於租約期內按直線法攤銷。此項會計政策之變動已追溯應用。

應用新訂香港財務報告準則於二零零四年十二月三十一日及二零零五年一月一日之累計影響概述如下：

	於二零零四年十二月三十一日 (原先呈列) 千港元	調整 千港元	於二零零四年十二月三十一日 (重列) 千港元	調整 千港元	於二零零五年一月一日 (重列) 千港元
資產負債表項目					
香港會計準則第17號之影響：					
物業、廠房及設備	884,618	(4,772)	879,846	–	879,846
預付租賃款項	–	4,772	4,772	–	4,772
香港財務報告準則第3號之影響：					
剔除確認負商譽	(28,868)	–	(28,868)	28,868	–
香港會計準則第32號及香港會計準則第39號之影響：					
證券投資	27,193	–	27,193	(27,193)	–
可供銷售投資	–	–	–	27,193	27,193
可換股債券	(1,071,993)	20,736	(1,051,257)	–	(1,051,257)
遞延稅項負債	(35,962)	(5,586)	(41,548)	–	(41,548)
其他資產及負債	3,745,710	–	3,745,710	–	3,745,710
資產及負債影響總額	3,520,698	15,150	3,535,848	28,868	3,564,716
股本	135,230	–	135,230	–	135,230
可換股債券股本儲備	–	26,334	26,334	–	26,334
保留溢利	2,421,327	(11,184)	2,410,143	28,868	2,439,011
其他儲備	882,109	–	882,109	–	882,109
少數股東權益	–	82,032	82,032	–	82,032
股本影響總額	3,438,666	97,182	3,535,848	28,868	3,564,716
少數股東權益	82,032	(82,032)	–	–	–

本集團並無提前採納已頒佈但於二零零五年十二月三十一日未生效之新準則及詮釋。本公司董事預期，應用該等準則或詮釋將不會對本集團財務報表造成重大影響。

2. **業務及市場分析資料**

收益表
截至二零零五年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	激光儀及電子產品 千港元	對銷 千港元	綜合 千港元
營業額					
對外銷售	17,176,671	4,525,858	655,858	–	22,358,387
分部間銷售	187,074	25,718	221,922	(434,714)	–
合計	17,363,745	4,551,576	877,780	(434,714)	22,358,387

分部間銷售乃按現行市場價格計算。

	電動工具產品 千港元	地板護理產品 千港元	激光儀及電子產品 千港元	對銷 千港元	綜合 千港元
業績					
分部業績	1,237,379	199,786	139,220	–	1,576,385
財務成本					(353,041)
應佔聯營公司業績					(6,463)
除稅前溢利					1,216,881
稅項					(157,714)
本年度溢利					1,059,167

收益表
截至二零零四年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	激光儀及電子產品 千港元	對銷 千港元	綜合 千港元 (重列)
營業額					
對外銷售	11,523,924	4,078,995	701,221	–	16,304,140
分部間銷售	189,277	9,907	109,532	(308,716)	–
合計	11,713,201	4,088,902	810,753	(308,716)	16,304,140

分部間銷售乃按現行市場價格計算。

	電動工具產品 千港元	地板護理產品 千港元	激光儀及電子產品 千港元	對銷 千港元	綜合 千港元 (重列)
業績					
分部業績	910,230	201,269	145,865	–	1,257,364
商譽攤銷					(35,263)
負商譽撥回收入					4,307
財務成本					(150,064)
應佔聯營公司業績					(845)
除稅前溢利					1,075,499
稅項					(108,829)
本年度溢利					966,670

	營業額 2005 千港元	營業額 2004 千港元	對日常業務除稅前業績之貢獻 2005 千港元	對日常業務除稅前業績之貢獻 2004 千港元 (重列)
按地區市場劃分：				
北美洲	17,122,079	13,205,612	1,385,239	1,082,567
歐洲及其他國家	5,236,308	3,098,528	191,146	174,797
	22,358,387	16,304,140	1,576,385	1,257,364
商譽攤銷			–	(35,263)
負商譽撥回收入			–	4,307
財務成本			(353,041)	(150,064)
應佔聯營公司業績			(6,463)	(845)
除稅前溢利			1,216,881	1,075,499

3. **財務成本**

	2005 千港元	2004 千港元 (重列)
利息：		
須於五年內悉數償還之銀行貸款及透支	137,747	86,759
融資租約之承擔	8,142	708
定息票據	180,102	49,190
可換股債券之實際利息開支	27,050	13,407
	353,041	150,064

4. **稅項**

	2005 千港元	2004 千港元
稅項支出總額包括：		
香港利得稅	64,456	93,207
海外稅項	168,814	67,102
遞延稅項	(75,556)	(51,480)
	157,714	108,829

香港利得稅就兩個年度之估計應課稅溢利以17.5%稅率計算。其他司法權區產生之稅項按有關司法權區之現行稅率計算。

5. **本年度溢利**

	2005 千港元	2004 千港元 (重列)
本年度溢利已扣除(計入)下列各項：		
物業、廠房及設備折舊及攤銷	471,178	316,380
撥回租賃預付款項	1,402	129
無形資產攤銷	47,084	8,692
商譽攤銷	–	35,263
負商譽撥回收入	–	(4,307)

6. **每股盈利**

每股基本及攤薄盈利乃根據以下數據計算：

	2005 千港元	2004 千港元 (重列)
用作計算每股基本及攤薄盈利之盈利：		
用作計算每股基本盈利之母公司權益持有人應佔本年度溢利	1,018,984	926,356
可能攤薄普通股產生之攤薄影響：		
可換股債券之利息	22,316	11,061
用作計算每股攤薄盈利之本公司股東應佔盈利	1,041,300	937,417
用作計算每股基本盈利之普通股加權平均數	1,385,789,875	1,337,198,995
可能攤薄普通股產生之攤薄影響：		
優先認股權	41,186,410	38,266,686
可換股債券	65,922,585	26,296,987
用作計算每股攤薄盈利之普通股加權平均數	1,492,898,670	1,401,762,668

[illegible]



創科實業有限公司

(於香港註冊成立之有限公司)
(股份代號：669)

截至二零零五年十二月三十一日止年度之業績公佈

摘要	2005 百萬港元	2004 百萬港元（重列）	增幅
營業額	22,358	16,304	+37.1%
除利息、稅項、折舊及攤銷前盈利（EBITDA）	1,989	1,488	+33.6%
本年度溢利	1,019	926	+10.0%
每股盈利 — 基本	73.53港仙	69.28港仙	+6.1%
每股末期股息	12.60港仙	12.50港仙	+0.8%

- 營業額及溢利表現再創新紀錄
- 主要品牌合共錄得雙位數字增長
- Milwaukee®及AEG®錄得雙位數字增長
- 創新產品刺激需求增加

主席報告書

二零零五年乃本集團營業額及溢利同時再次創新紀錄的一年。本集團以領先品牌，一直致力建立、加強與客戶的合作關係，開發創新產品及提升營運效率，核心業務增長提供理想平台。收購為本集團帶來雙位數字營業額增長及溢利貢獻。穩固的基礎，加上業務規模，讓本集團可迅速靈活回應在市場變化及挑戰，朝著長遠目標努力。

本集團營業額為22,360,000,000港元，較二零零四財政年度增加37.1%。重要的是，儘管原料成本上漲，本集團主要品牌仍合共錄得雙位數字增長，而毛利率則由二零零四年30.3%改善至31.0%。收購業務重組及收購相關利息開支增加對利潤造成負面影響，純利仍增加10.0%至1,019,000,000港元。每股基本盈利增加6.1%至73.53港仙。

年內，本集團著手整合Milwaukee®及AEG®專業電動工具，納入創科實業產品系列，加強旗下電動工具組合在品牌、產品及客戶方面之實力。收購業務可受惠於集團之較低營運成本及規模效益，因此，集團將繼續整合業務，締造市場推廣之協同效益，並節省日後開支。本集團力求業務營運盡善盡美，透過改良生產程序及推行成本削減計劃，提升財務優勢。

股息

董事會建議派發末期股息每股12.6港仙。末期股息將派發予二零零六年六月十六日名列本公司股東名冊之股東，惟須待二零零六年五月二十二日舉行之股東週年大會上獲股東批准方可作實。預期末期股息將約於二零零六年七月二十八日派發。連同已於二零零五年九月三十日派發之中期股息每股6.00港仙合計，二零零五年全年度派息總額將為每股18.6港仙。

業務回顧

電動工具產品

電動工具產品業務營業額創新高，增長49.1%至17,180,000,000港元，佔本集團總營業額76.9%。經營溢利增長35.9%至1,237,000,000港元。二零零五年之強勁增長來自核心業務之主要品牌以及Milwaukee®及AEG®收購，增長幅度超越本行業水平。核心內部增長由市場對本集團品牌之龐大需求所帶動，但被原件設備製造及客戶品牌業務減少所抵銷。

於本年度，最終用戶對本集團產品之需求強勁。創新產品推動電動工具之增長，包括Milwaukee® V28™鋰離子電動工具、RIDGID®全新氣動式工具系列以及擴充Ryobi®品牌之One+™系列。

於北美洲，Milwaukee®為工業及專業承辦商首選品牌。創新V28™鋰離子電動工具震動業界。市場對產品之需求於年內持續增加，惟因電池製造商產能有限而未能提高二零零五年銷售額。本集團已擴充電池生產量，以配合不斷增加的需求及擴闊產品平台。

本集團擴充RIDGID®專業電動工具系列，除手提式及固定電動工具外，本集團增設嶄新世界級專業氣動式緊固工具。RIDGID®於專業用戶間之地位因而進一步提升，保持於北美洲之成功專業電動工具品牌地位。

Ryobi®向來是全球DIY用戶之首選電動工具品牌。One+System™作為獨特之多用途工具及電池系統，於北美洲之成績斐然。該系列引入新產品後，系統工具組合於二零零五年在市場成功推廣。此外，本集團建立及推出新網站，旨在提高消費者及主流消費媒體認知。

本集團於二零零五年底在歐洲向若干合作DIY零售商推廣Ryobi®品牌One+System™，初步取得空前成功。Ryobi®於歐洲DIY市場廣受追求功能出眾創新工具之消費者歡迎。

於歐洲，Milwaukee®及AEG®品牌令本集團之分銷渠道擴展至工業及專業承辦商。隨著革命性的V28™鋰離子電動工具面市，Milwaukee®於歐洲市場之地位得到進一步鞏固。AEG®品牌於歐洲各地備受推崇。本集團正擴充AEG®產品系列，務求提升產品質素及引入更先進科技，同時提高價格競爭力。

戶外電動工具業務之現有產品類別亦引入新產品，同時加入新產品類別。於北美洲，Ryobi®及Homelite®之現有及新產品繼續受戶外電動工具消費者所歡迎。本集團於主要汽油推動產品類別（包括剪草機、鼓風機、修枝機及鏈鋸）之市場佔有率上升，同時本集團之Ryobi®成功品牌亦進軍剪木機、犁地機及高壓清洗機市場。於二零零五年第一季推出之Ryobi®汽油推動高壓清洗機超越集團營業額目標。該項新產品功能實際，且簡便易用，為本集團於二零零六年在此高速增長類別之旗艦產品。

戶外工具業務於歐洲錄得增長，但新汽油推動及電動產品於季度初期面對供應鏈方面之挑戰。由於Ryobi®系列與電動工具系列相輔相承，且為擴大本集團與主要零售夥伴之業務規模，此系列為DIY渠道之重要一環。本集團所推行全球產品平台及資源產生之效益開始反映於產品開發方面。

地板護理產品

儘管原件設備製造銷售額下降、原料成本上漲及價格競爭激烈，地板護理產品業務表現持續理想。營業額增長11.0%至4,530,000,000港元，佔本集團總營業額20.2%。經營溢利下降0.7%至200,000,000港元。

雖然北美洲零售市場特別注重價格，業績顯示本集團之品牌業務錄得穩定增長。是項業務之理想業績歸功於持續推出新產品，增加Dirt Devil®及Vax®在主要零售商之銷售。本集團之自有品牌業務於北美洲及歐洲市場之地位持續提升，為客戶提供超值產品。本集團實行積極減省成本措施，例如擴闊採購渠道，重新設計產品以及配合原件設備製造業務減少整合製造業務，有助平衡是項業務之成本架構。

年內推出的多款重要新產品，亦為營業額作出貢獻，新產品佔二零零五年業務營業額30%。市場研究結果顯示，容量為標準裝直立式吸塵機一半的Dynamite®迎合消費者的日常生活需要。該項產品令營業額超出目標，為日後發展建立產品平台。充電式Broom Vac®及深受歡迎之VISION無袋直立式吸塵機表現回復強勁，取得可觀市場佔有率，零售銷量理想。

Dirt Devil®仍為德國首屈一指的品牌，彰顯其品牌優勢，亦於歐洲各地創下銷售佳績。本集團於二零零五年下半年宣佈在北美洲推出新一代Vax®吸塵機，以積極拓展北美洲之高檔產品市場。

儘管市場疲弱及競爭激烈，Vax®仍成功晉身英國第二大品牌。英國業務表現卓越，有賴於新產品推出，致力控制成本及專注加強合作夥伴關係。Vax®繼續提升與Dirt Devil®之協同效益，為英國及澳洲成功開發產品。

此項業務之原件設備製造範疇客戶基礎正在轉變，此乃本集團提升自有品牌業務策略。於二零零五年下半年，本集團之原件設備製造營業額之下跌速度加快。上述轉變將於二零零六年持續，隨著與其他客戶推出多項大型新項目，此形勢可望於二零零七年扭轉。

激光儀及電子產品

儘管激光儀及電子產品業務之營業額下降6.5%至656,000,000港元（佔本集團總收益2.9%），利潤比率受惠於積極減省成本，利潤仍有所提高。經營溢利減少4.6%至139,000,000港元。本集團主要投資於自動化生產、塑膠注塑成型及吹塑中空成型範疇，令成本大幅減低，有助抵銷原材料及工資上漲之影響。

經過三年之高增長，激光測量儀及太陽能市場競爭激烈，影響是項業務之增長。本集團於年內繼續開發新產品以締造增長機會。就激光水平儀產品平台方面，本集團持續研究AIRgrip™革命性技術，並於九月以Ryobi®品牌推出MultiTASKit™。MultiTASKit™包括具備AIRgrip™吸塵機功能之MultiTASKit™本體，以及四個附件，該等附件以自行進行家居維修及小型項目為設計目標。高調推出及積極推廣激光水平儀，有助建立Ryobi®品牌於激光測量儀工具之領導地位。

展望

本集團相信我們持續錄得佳績實有賴堅守以下核心策略：領先品牌、與客戶合作、產品創新及超卓營運率。憑藉於二零零五年下半年推出之新產品，加上將於二零零六年面市之多項創新產品，本集團之增長前景非常理想。

本集團之創新文化於旗下電動工具業務可見一斑，並將繼續推動未來增長。本集團於整合Milwaukee®及AEG®後提升之研發能力，可強化產品平台。鋰離子無線電動工具類別為增長平台，正漸漸廣為市場接受，創科實業為此市場之科技先驅。整合收購業務進展良好，集中於生產轉移、產品開發、供應鏈管理及營運效益方面。預期整合所產生協同效益及所減省成本將於二零零六年下半年起對利潤有正面影響。

電動工具產品業務之策略定位為進一步開發更優質之Ryobi®系列戶外產品，並善用於DIY渠道之品牌優勢。至於汽油推動高壓清洗機，有關品牌將進行測試，並用於大量戶外產品，從而提升業務。Homelite®於其主要產品類別廣受消費者讚譽，本集團可透過其強大品牌進軍新產品類別，並計劃於二零零六年下半年實行。

本集團於二零零五年克服挑戰，成功於重大市場提升效益、改善產品平台策劃及建立強大品牌。本集團計劃透過推出新產品鞏固品牌，同時在北美洲現有客戶間擴充業務以及在歐洲擴展業務版圖。本集團於二零零六年上半年推出若干重要新產品，包括在北美洲推出Dirt Devil® Reaction®，該產品透過雙重旋渦過濾系統發揮「持續吸力」之功能。於歐洲面市之Dirt Devil®正引入革命性全新殺菌吸塵機及吸塵袋系統，以回應日漸注重健康之最終用戶需求。

激光儀及電子產品業務於過往數年急速增長，此乃由於業內創新產品符合到最終用家夢寐以求的需要。展望將來，本集團預期，增幅將自較高水平逐漸放緩，面對競爭趨於激烈。面對艱困前景，本集團將繼續集中生產獨特的解決方案產品，並繼續投資以提升本集團的生產專門技術。生產投資項目擴充及產能增加可為本集團帶來更多開發新產品及物色原件設備製造合作夥伴之機會。

於二零零六年，本集團將繼續投資於其員工、設施、研發能力、品牌及未來發展，此乃長遠創造理想業績不可或缺之基礎。本集團具有明確有效之策略，我們深信，藉著堅守集團四大策略，定可為本集團股東、合作夥伴、僱員及客戶帶來可觀回報。

收購

本集團完成向Atlas Copco AB（「ATCO」）購入ATCO旗下以「Milwaukee®」、「AEG®」及「DreBo®」等品牌（「收購公司」）經營之全盤電動工具及配件業務（「該業務」）。該交易已於二零零五年一月三日舉行之本公司股東特別大會上獲全體親身或委派代表出席之股東一致通過。

該業務之收購價已於該交易完成時以現金支付，金額為627,000,000美元（約4,887,000,000港元），包括調整前收購價713,000,000美元（約5,560,000,000港元），減去有關若干收購公司之部份應計及未撥款支付之退休後福利及就相關遞延實處理和若干應計項目作出調整之協定完成前調整金額86,000,000美元（約672,000,000港元）。收購價乃根據收購公司並無債務或現金及其有形資產淨值（當中並不包括現金及協定前調整金額在內）為285,000,000美元（約2,223,000,000港元）之基準計算。於二零零五年十月三十一日，本集團與ATCO表示並無對收購價及已完成收購作出任何調整。

上述收購加強本集團旗下品牌形象、銷售產品種類及在全球電動工具業（尤其是美國及歐洲市場）之分銷網。

本集團已展開整合計劃，以在業務上發揮在工程技術、生產及供應鏈之協同效益。憑藉合併業務後之優勢，本集團將可進一步提升其在全球電動工具業之競爭力及鞏固其領導地位。

新股配售

於二零零五年九月八日，本集團按每股19.25港元之價格，配售合共96,000,000股股份予獨立投資者。所配售新股相當於配售日期本公司現有已發行股本1,361,898,652股股份約7.05%，以及經配售擴大後本公司已發行股本1,457,898,652股股份約6.58%。

所得款項淨額約1,815,000,000港元已用作償還現有債項及撥作一般營運資金用途以及收購相信會為本集團帶來協同效益之潛在項目。

財務業績

業績分析

本集團於本年度之營業額較去年度呈報之16,300,000,000港元增加37.1%至22,360,000,000港元，純利則較二零零四年呈報之926,000,000港元增加10.0%至1,019,000,000港元。

EBITDA增加33.6%至1,990,000,000港元。EBITDA計及非經常性重組支出62,000,000港元。扣除非經常性重組支出外，EBITDA對營業額之百分比由二零零四年之9.1%改善至9.2%。

計及於二零零五年九月八日配售96,000,000股新股之攤薄影響後，每股基本盈利為73.53港仙，相比於二零零四年則為69.28港仙（重列）。

毛利率

年內原材料漲價壓力持續，惟毛利率較去年度呈報之30.3%仍然持續改善至31.0%。此乃歸因於既有業務與新收購業務為集團帶來理想產品組合及引入新產品，加上本集團於各層面持續推行減省成本計劃所致。

銷售、分銷、宣傳及保用費用

透過整合新收購業務之成本協同效益以及進一步重整本集團成本架構，銷售、分銷、宣傳及保用費用佔營業額之比率由二零零四年之11.8%下降至回顧期內之11.3%。

本集團自有品牌業務現時佔總營業額80.0%，相比去年度呈報則為72.2%。此與本集團擴展自有品牌業務之長遠政策一致。

研究及開發費用

產品創新仍然是本集團維持增長動力及改善盈利能力之重點。於二零零五年，本集團在此方面投資相當於營業額2.2%之492,000,000港元，相比二零零四年呈報則為339,000,000港元或營業額2.1%。

行政費用

行政費用增加892,000,000港元至2,443,000,000港元，相當於二零零五年營業額之10.9%，相比二零零四年則為9.5%，主要由於綜合計入效率較本集團現有業務低之Milwaukee、AEG及Drebo之二零零五年全年業務。費用計及遷移及整合Milwaukee及AEG生產業務至本集團中國廠房之非經常性重組支出。於二零零五年，該筆支出為62,400,000港元。遷移及整合將帶來額外成本減省及協同效益，效果可自二零零六年起浮現，因而改善該等已轉讓產品之利潤比率及本集團整體效率，並減省成本。

稅項

溢利於稅率較高之司法權區產生及收購導致年內實際稅率為13.0%，相比二零零四年則為10.1%。本集團將繼續專注改善稅務效益。

銀行借貸

本集團繼續維持一個均衡及審慎之貸款組合，以支持長期業務發展策略及有助集團以優惠條款取得額外融資。有見及利率低企，本集團於二零零五年首季透過在美國之全資附屬公司在資本市場上兩度籌集資金。本集團配售予美國私人投資者合共200,000,000美元之定息票據分為兩批：金額為150,000,000美元之票據，年期十年，年息率為5.44%；以及金額為50,000,000美元之票據，年期七年，年息率為5.17%。此外，本集團透過多家知名金融集團安排以倫敦銀行同業拆息計算之200,000,000美元浮息可轉讓定期貸款，年期三年，可續期至五年。上述兩次發行均受到投資者熱烈歡迎，並已於二零零五年三月順滿完成配售。籌集所得款項用作現有銀行借貸之再融資。

外匯風險管理

本集團之借貸（包括期內發行之票據）主要以美元及港元計算。除定息票據外，借貸全部按倫敦銀行同業拆息或香港最優惠貸款利率計算。由於本集團之營業收入主要以美元計算，發揮自然對沖作用，故匯率風險相對較低。為加強業務擴充後之整體風險管理，本集團已加強庫務管理，密切監察和管理匯率及利率風險。

流動資金及財政資源

股東資金

於二零零五年十二月三十一日，股東資金總額為6,112,000,000港元，較去年度呈報之3,454,000,000港元增加超過77.0%。計及年內配售股份及行使優先認股權後，每股賬面值由每股2.55港元增加至每股4.18港元。

財政狀況

於二零零五年十二月三十一日，由於收購Milwaukee、AEG及Drebo之業務全數以內部資源及借貸支付，本集團之淨負債比率（即淨借貸總額佔本公司股東應佔權益之百分比）為68.3%（二零零四年重列：32.1%）。

由於就收購及業務擴展增加借貸及按照香港會計準則第39號規定須就可換股債券之債務組成部分計算實際利息開支（非現金項目），淨利息開支為293,000,000港元，相比去年同期增加195,000,000港元。淨利對利息支出倍數（即除利息及稅項前盈利相對於淨利息開支總額之倍數）維持於5.0倍（二零零四年重列：11.6倍）之穩健水平。

營運資金

本集團之流動資產淨值較去年上升超過1,060,000,000港元至4,890,000,000港元。流動資產比率由二零零四年之1.49進一步改善至1.66。

年初完成之收購導致存貨總值增加1,180,000,000港元。平均存貨周轉期自59日縮短4日至55日，而平均製成品周轉期則自42日縮短至38日。原材料及在製品之周轉期穩定維持於17日。由於本集團之採購及製造以靈活高效方式管理，故本集團主要客戶之存貨重整計劃對存貨水平並無負面影響。

銷售賬款周轉期自53日縮短7日至46日。本集團於二零零五年並無任何須撇銷之重大壞賬。

採購賬款周轉期為53日，相比去年則為56日。

資本開支

本年度之資本開支為597,000,000港元。不計及就中國廠房擴充收購之土地，本年度之經營資產資本開支，與集團資本撥款指引一致。

資本承擔及或然負債

於二零零五年十二月三十一日之資本承擔總額為269,000,000港元（二零零四年：154,000,000港元），且並無重大或然負債或並未於資產負債表列賬之承擔。

抵押

本集團之資產概無用作抵押或附有任何產權負擔。

人力資源

本集團在香港及海外共聘用22,053名僱員（二零零四年：21,549名僱員）。本集團認為人才對業務之持續發展及盈利能力極為重要，並一直致力提升所有員工之質素、工作能力及技術水平。為此，本集團在企業內提供與職務相關之培訓以及領袖發展計劃。

本集團繼續提供理想薪酬，並根據集團整體表現與個別員工表現向合資格員工酌情發放優先認股權及花紅。

購買、出售或贖回股份

本公司或其任何附屬公司於本年度內並無購買、出售或贖回本公司之股份。

審核委員會

審核委員會於一九九九年成立，董事會於二零零六年四月十一日已就審核委員會之角色及功能採納書面職權，現登載於本集團網站www.ttigroup.com。審核委員會之角色及職能為協助董事會，確保內部監控制度行之有效，符合本集團根據上市規則及其他適用法例及規則須遵守之責任以及監察本集團財務報表之完整性。

審核委員會由三名獨立非執行董事組成，主席為Joel Arthur Schleicher先生。審核委員會全體成員均具備專業、財務或會計資格。

審閱財務報表

審核委員會已經連同本集團高級管理層及本集團外聘核數師德勤•關黃陳方會計師事務所審閱本集團所採納之會計原則及常規，以及討論內部監控及財務申報事宜，包括審閱截至二零零五年十二月三十一日止年度之經審核綜合財務報表。本公司董事會（「董事會」）確認其編製本集團賬目之責任。

企業管治常規守則

本集團確認，其已遵守上市規則附錄十四所載企業管治常規守則所有主要守則，惟下列各項除外：

1. Horst Julius Pudwill先生同時擔任主席及行政總裁之角色。由於董事會及本集團高級管理層均大大受惠於Pudwill先生之領導、支持及經驗，故本集團目前並無意劃分主席及行政總裁之職能。
2. 董事會於二零零六年四月十一日正式採納書面程序，監管向本集團高級管理層授出日常管理責任之事宜及將特定已識別事項交由董事會處理。此舉補足及改善董事會過往於本集團訂立各重大協議時按個別情況授權簽署之慣例。審核委員會之工作包括按持續基準審閱本集團內部監控及董事會與高級管理層間授權及報告程序。
3. 由於董事須根據創科實業之公司組織章程細則輪值退任及膺選連任，故彼等之委任並無特定任期。根據創科實業之公司組織章程細則第103條，於每屆股東週年大會，三分之一在任董事必須輪值退任且（如合資格）膺選連任。

董事進行證券交易之標準守則

董事會已採納上市規則附錄十所載上市公司董事進行證券交易之標準守則條文（「標準守則」）。本集團確認，經向各董事作出特定查詢後，全體董事已確認彼等均符合標準守則。董事會亦採納操守守則，其條款並不較標準守則寬鬆，守則適用於所有可能會接觸有關本集團未公佈股價敏感資料之僱員進行證券交易，現登載於本集團網站www.ttigroup.com。

在網站發佈年度業績

上市規則附錄十六第45(1)至45(8)段規定須披露之財務資料將於較後時間在香港聯合交易所有限公司之網站（網址：www.hkex.com.hk）及創科實業之網站（網址：www.ttigroup.com）上發佈。

暫停辦理股份過戶登記手續

本公司將於二零零六年六月十二日星期一至二零零六年六月十六日星期五（首尾兩天包括在內）暫停辦理股份過戶登記手續。如欲獲派發將於股東週年大會上批准之末期股息，須於二零零六年六月九日星期五下午四時前將所有過戶文件連同有關股票送交本公司之股份過戶登記處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三期25樓。

待於股東週年大會上獲股東批准派發末期股息後，股息單將於二零零六年七月二十八日或前後寄發。

股東週年大會

本公司將於二零零六年五月二十二日假座香港麗嘉酒店舉行股東週年大會。股東週年大會通告將於二零零六年四月二十八日或前後刊登於南華早報及經濟日報，並會寄交本公司股東。

董事會

於本公佈日期，本公司董事會包括四名執行董事：Horst Julius Pudwill先生、鍾志平先生、陳建華先生及陳志聰先生；一名非執行董事：張定球先生；以及三名獨立非執行董事：Joel Arthur Schleicher先生、Christopher Patrick Langley先生及Manfred Kuhlmann先生。

致謝

本人謹對董事會同寅、管理層及員工於年內之辛勤工作，致以衷心感謝。本集團分佈全球之廣大員工具備之卓越能力及工作熱誠，更是本集團成功之關鍵。此外，本人亦感謝各客戶及其他業務合作夥伴之鼎力支持，使本集團之潛力得以充份發揮。本人有信心，透過推行完善之業務策略令表現再創高峰，創科實業將可繼續為股東帶來豐厚投資回報。

承董事會命
主席兼行政總裁
Horst Julius Pudwill

香港，二零零六年四月十二日



[illegible]

	二零零五年 千港元	二零零四年 千港元
1至3個月	619,224	138,861
4至6個月	3,855	6,655
7至12個月	3,679	3,033
12個月以上	3,758	1,462
	630,516	150,011

應付賬款及應付票據為免息。

13\. 擔保有擔保優先票據

[illegible] Deutsche Bank Trust Company Americas（作為受託人）於二零零五年三月十七日訂立之契據契約，本公司發行本金總額值400,000,000美元（約相等於3,120,000,000港元）之票據，其中附有直接應佔交易成本90,709,000港元。[illegible]

流動資金、財務資源、抵押資產及負債資產比率

本集團以內部所得現金流量、發行擔保票據及由香港及新加坡之銀行提供之有期貸款與貿易融資信貸作為大部份營運資金。於二零零五年十二月三十一日，本集團之現金及現金等值項目為644,000,000港元（二零零四年十二月三十一日：400,000,000港元）及已質押存款13,000,000港元（二零零四年十二月三十一日：44,000,000港元），包括532,000,000港元等值之美元、18,000,000港元等值之新加坡元、101,000,000港元等值之人民幣及6,000,000港元。於二零零五年十二月三十一日，本集團有附息銀行貸款及其他貸款1,553,000,000港元（二零零四年十二月三十一日：906,000,000港元），84%為浮息美元借款。於二零零五年十二月三十一日，本集團421,000,000港元之銀行貸款將於一年內到期。

於二零零五年十二月三十一日，本集團之銀行信貸以13,000,000港元現金存款、於抵押賬戶所持78,000,000港元之存款、賬面值2,718,000,000港元之船舶、預付土地租金61,000,000港元、賬面值163,000,000港元之在建工程、本集團若干附屬公司之已發行股份、本公司一名董事簽立的個人擔保、由 Titan Oil Pte. Ltd. 簽立的無限制公司擔保、由本公司簽立的公司擔保，及由 Great Logistics Holdings Limited 持有的若干數目本公司股份作為抵押或擔保（有關股份的抵押已於年結之後解除）。

於二零零五年十二月三十一日，面值3,114,000,000港元之擔保票據以若干附屬公司的股份作抵押。

於二零零五年十二月三十一日，本集團之流動資產為2,442,000港元（二零零四年十二月三十一日：982,000,000港元）。於二零零四年十二月三十一日，本集團之流動比率為1.83，於二零零五年十二月三十一日則改善為1.85。於二零零五年十二月三十一日，本集團之總資產為7,602,000,000港元（二零零四年十二月三十一日：3,010,000,000港元），銀行貸款及其他貸款總額為1,553,000,000港元（二零零四年十二月三十一日：906,000,000港元），應付融資租賃款項則為165,000,000港元（二零零四年十二月三十一日：183,000,000港元），擔保票據3,114,000,000港元（二零零四年十二月三十一日：無）。本集團之負債資產比率（以銀行貸款及其他貸款總額、應付融資租賃款項及擔保票據除以總資產計算）於二零零五年十二月三十一日為0.64（二零零四年十二月三十一日：0.36）。負債資產比率之變動，主要為年內收購超級油輪之銀行信貸及發行擔保票據所致。

本集團之業務合約主要以美元結算，本集團之申報貨幣為港元，由於年內美元兌港元之匯兌穩定，故董事認為本集團並無任何重大外匯波動風險。年內，本集團訂立油價掉期合約、利率掉期協議及遠期貨運協議以對沖油價、利率及運費波動風險。本集團並無使用財務工具作投機用途。

或然負債

於二零零五年十二月三十一日，本公司就若干附屬公司所獲銀行信貸向銀行作出擔保，而有關銀行信貸已動用約1,944,000,000港元（二零零四年十二月三十一日：944,000,000港元）。

於二零零五年十二月三十一日，本公司就一間附屬公司所獲融資租賃安排作出154,000,000港元（二零零四年十二月三十一日：183,000,000港元）擔保。

於二零零五年十二月三十一日，本公司就一間附屬公司使用的船舶加油業務向供應商作出9,000,000港元（二零零四年十二月三十一日：21,000,000港元）擔保。

僱員及酬金政策

於二零零五年十二月三十一日，本集團在新加坡、香港及中國內地僱用約180名僱員，而在本集團船隊及浮動油庫僱用約680名職員和船員。酬金方案（包括薪酬、花紅及實物利益）乃參考市場薪酬指標及個人資歷而釐定，並根據個人表現評估每年進行檢討。此外，本集團於年內向本集團若干僱員及董事授出購股權。

股息

董事會建議向股東派付末期股息每股0.6港仙（二零零四年：1港仙）。本公司之股份過戶登記處將於二零零六年五月二十三日至二零零六年五月二十九日（包括首尾兩日）暫停辦理股份過戶登記手續。擬派末期股息將於二零零六年六月八日派付。為符合資格獲取末期股息，股東最遲須於二零零六年五月二十二日下午四時三十分前，將所有填妥之過戶表格連同有關股票送抵本公司之香港股份過戶登記處登捷時有限公司以辦理登記手續，地址為香港皇后大道東28號金鐘匯中心26樓。

購買、出售或贖回本公司證券

年內，本公司或其附屬公司概無購買、出售或贖回任何本公司上市證券。

企業管治常規守則

本公司尊重具透明度、負責、獨立及具問責性的良好企業管治，以提升長期股東的價值。年內，本公司已全面遵守香港聯合交易所有限公司證券上市規則（「上市規則」）所載之企業管治常規守則（「企業管治守則」）的所有守則條文。有關企業管治的所有詳情載於本公司年報內。

審核委員會

本公司已根據企業管治守則規定更新了審核委員會之職責範圍。審核委員會已審閱本集團本年度之經審核綜合財務報表，並認為該等報表已符合適用的會計準則、上市規則及相關法律規定，並作出了充份的披露。

於本公佈發出日期，本公司的執行董事為趙天真先生、張盛道太平紳士及Ib Fruergaard先生；本公司的非執行董事為畢士強先生，以及本公司的獨立非執行董事為譚惠珠太平紳士、黃光漢太平紳士、石禮謙太平紳士及高來福太平紳士。

泰山石化集團有限公司

香港中環金融街8號國際金融中心二期6706室 電話：2116 1388 傳真：3107 1899 網頁：www.petrotitan.com

* 僅供識別

www.petrotitan.com

LI NING COMPANY LIMITED

（李寧有限公司）

（於開曼群島註冊成立之有限公司）

（股份代號：2331）

股東週年大會通告

茲通告李寧有限公司（「本公司」）謹定於二零零六年五月十二日（星期五）上午十一時正假座香港中環金融街8號香港四季酒店二樓維港廳Ⅰ舉行股東週年大會，議程如下：

作為普通事項：

1\. 省覽及採納截至二零零五年十二月三十一日止年度之本公司經審核財務報表、董事會報告及核數師報告。

2\. 向本公司股東宣派截至二零零五年十二月三十一日止年度之末期股息。

3\. (a) 重選下列本公司退任董事：

(i) 陳偉成先生為執行董事；

(ii) 方正先生為非執行董事；及

(iii) 王亞非女士為獨立非執行董事。

(b) 授權本公司董事會釐定董事酬金。

4\. 續聘執業會計師羅兵咸永道會計師事務所為本公司核數師及授權本公司董事會釐定其酬金。

作為特別事項，考慮及酌情通過（不論有否修訂）下列決議案為本公司之普通決議案：

5\. 「動議：

(a) 在下文(c)段之規限下，無條件授權本公司董事（「董事」）一般授權，於有關期間（定義見下文(d)段）行使本公司一切權力，以配發、發行及處理本公司之額外股份，以及訂立或授出將須或可能須行使該等權力之售股建議、協議、購股權或認股權證；

(b) 於(a)段所述之授權將授權董事於有關期間（定義見下文(d)段）訂立或授出將須或可能須於有關期間（定義見下文(d)段）結束後行使該等權力之售股建議、協議及購股權；

(c) 董事依據(a)段之授權配發或同意有條件或無條件配發（不論其為依據購股權或以其它方式所配發者）之股本面值總額（惟根據(i)配售新股（定義見下文(d)段）；或(ii)任何當時採納之購股權計劃或類似安排，向本公司及／或其任何附屬公司之董事、高級職員及／或僱員授出或發行股份或認購本公司股份之權力；或(iii)任何按照不時之本公司組織章程細則之以股代息或類似安排而配發者除外），不得超過於本決議案日期本公司已發行股本面值總額之20%，而上述授權亦須受此數額限制；

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何一項最早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之組織章程細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本決議案所述之授權經由股東在股東大會上通過普通決議案被撤銷或修訂之日。

「配售新股」指於董事指定之期間內，向於指定記錄日期名列股東名冊之本公司股份或任何類別股份持有人按彼等當時所持之本公司股份或類別股份之比例提呈發售股份之建議（惟須受董事就零碎股權或於考慮香港以外任何地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其它安排所規限）。」

6\. 「動議：

(a) 無條件授予董事一般授權，根據一切適用法例和香港聯合交易所有限公司證券上市規則之規定，於有關期間（定義見下文(b)段）行使本公司一切權力以購買或以其它方式認購本公司股本中每股面值0.10港元之股份，惟所購買或以其它方式認購之股份面值總額不得超過於本決議案日期本公司已發行股本面值總額之10%。

(b) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何一項最早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之組織章程細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本決議案所述之授權經由股東在股東大會上通過普通決議案被撤銷或修訂之日。」

7\. 「動議待本會議通告第5及6項決議案獲通過後，在根據第5項決議案可予發行之股份面值總額之上，加上本公司根據第6項決議案所購買或以其它方式認購之股份面值總額。」

於本公告之日，本公司的執行董事為李寧先生、張志勇先生和陳偉成（TAN Wee Seng）先生；非執行董事為林明安先生、Stuart SCHONBERGER先生和方正（Eddy FONG）先生；獨立非執行董事為顧福身（Louis KOO）先生、王亞非女士和陳振彬（Bunny CHAN）先生。

承董事會命
陳偉成
執行董事及公司秘書

香港，二零零六年四月十三日

附註：

(1) 凡有權出席上述大會及投票之股東，均可委派一名或多名代表出席大會並代其投票。受委派代表毋須為本公司股東。

(2) 上述大會（或其任何續會）適用之代表委任表格隨附於今天寄發予股東之本公司二零零五年年報內。代表委任表格連同經簽署之授權書或其它授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於上述大會或其任何續會指定舉行時間最少48小時前，送達本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓，方為有效。

(3) 本公司將於二零零六年五月九日（星期二）至二零零六年五月十二日（星期五）（包括首尾兩天）暫停辦理股份過戶登記手續。如欲獲派發建議之末期股息及出席上述大會，請於二零零六年五月八日（星期一）下午四時前將所有過戶文件連同有關股票，送達本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，以辦理過戶登記手續。

(4) 載有第3(a)及第5至7項決議案有關資料之通函隨附於本公司二零零五年年報內。



北方興業控股有限公司*

NORTHERN INTERNATIONAL HOLDINGS LIMITED

（於百慕達註冊成立之有限公司）

（股份代號：736）

（「本公司」）

董事、授權代表、薪酬委員成員及公司秘書之變更

由二零零六年四月二十日起，朱先生將辭任本公司執行董事及授權代表，亦不再為本公司薪酬委員會成員，莊先生將獲委任本公司之授權代表，而黃先生將獲委任本公司薪酬委員會成員。

由二零零六年四月十二日起，張女士已辭任本公司之公司秘書，而黃先生已獲委任本公司之公司秘書以取代張女士之職位。

董事會已留意到本公司股份價格及成交量近日上升，亦不知悉有關股份價格及成交量上升之任何原因。

本公司董事會（「董事會」）宣佈，朱偉發先生（「朱先生」）將由二零零六年四月二十日起辭任本公司執行董事及本公司之授權代表（見香港聯合交易所有限公司證券上市規則（「上市規則」）第3.05條之定義）（「授權代表」），亦不再為本公司薪酬委員會成員，原因為朱先生計劃進修，並預計未能分配足夠時間處理本公司之事務。朱先生已確認，彼與董事會並無意見不合，亦無有關其辭任之其他事項須敦請本公司股東注意。

莊進圖先生（「莊先生」）為本公司之執行董事兼行政總裁，將會由二零零六年四月二十日起獲委任本公司之授權代表。黃兆強先生（「黃先生」）為本公司之執行董事兼合資格會計師，將會由二零零六年四月二十日起獲委任本公司之薪酬委員會成員。

董事會進一步公佈，基於本公司欲節省成本，張美霞女士（「張女士」）應本公司之要求由二零零六年四月十二日起辭任本公司之公司秘書。張女士確認，彼與董事會並無意見不合，亦無有關其辭任之其他事項須敦請本公司股東注意。黃先生一向駐居香港，已獲委任由二零零六年四月十二日開始擔任本公司之公司秘書。黃先生乃香港會計師公會之會員。

除在本公司擔任上述職務外，黃先生（現年41歲）亦為力思製品有限公司（「力思」）之董事及同興製品有限公司（「同興」）之財務總監。力思及同興均為本公司之全資附屬公司。本公司與黃先生並無訂定任何服務合約。黃先生並無指定之任期惟須遵照本公司細則所指定之一般輪值告退規定之要求。本公司或力思並無向黃先生支付任何薪金，但同興則向黃先生支付年薪504,010港元。

黃先生於本公司擁有證券及期貨條例第XV部所指之購股權權益，據此可認購本公司850,000股普通股。

除上文披露者外，黃先生於過去三年並無出任任何上市公司之董事職位。彼與本公司董事、高級管理層或主要或控股股東並無任何關連。現時並無任何根據上市規則第13.51(2)條之任何規定而須予披露之其他資料，而董事會並不知悉任何有關委任黃先生為本公司之公司秘書之其他事項須敦請本公司股東注意。

本公司的股份價格上升及成交量上升

本公司現應香港聯合交易所有限公司的要求，發表聲明如下：

本公司已知悉最近本公司的股份價格上升及成交量上升，茲聲明本公司並不知悉導致該等上升的任何原因。

本公司謹確認，目前並無任何有關收購或變賣的商談或協議為根據上市規則第13.23條而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予公開者。

上述聲明乃承董事會之命而作出；董事會各董事（除楊頌權先生未能接觸外）就本聲明的準確性承擔個別及共同的責任。

承董事會命
莊豐元
主席

香港，二零零六年四月十二日

於本公佈日期，本公司執行董事為莊豐元先生、莊進興先生、朱偉發先生、黃兆強先生及莊進圖先生，獨立非執行董事為陳炳炎先生、鄭國興先生及楊頌權先生。

* *僅供識別*

技能提升

自我增值



查詢請電：2836 1234

網址：www.info.gov.hk/emb

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈僅供參考，並不構成收購、購買或認購豐采多媒體集團有限公司證券之邀請或建議。



RICHE MULTI-MEDIA HOLDINGS LIMITED
豐采多媒體集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：764)

有關建議收購 SHINHAN-GOLDEN FAITH INTERNATIONAL DEVELOPMENT LIMITED 全部已發行股本權益之 非常重大收購事項 及 恢復買賣

董事欣然公佈，於二零零六年二月十七日，買方與賣方訂立買賣協議，據此，買方將收購(i)Shinhan-Golden全部權益及(ii)銷售貸款，總代價約為266,064,350港元。代價將以配發及發行代價股份之方式支付。

按股份於最後交易日之收市價計算之代價股份價值為266,064,349港元。

根據上市規則第十四章，收購事項構成本公司之非常重大收購事項，故須根據上市規則第14.49條經股東批准。就董事作出一切合理查詢後所知、所悉及所信，概無股東於收購事項中擁有重大權益。因此，概無股東須於股東特別大會上就批准收購事項之決議案放棄投票。

一份載有(其中包括)有關收購事項之進一步資料、該物業之獨立估值報告及股東特別大會通告之通函將盡快寄發予股東。

本公司將向聯交所申請批准代價股份上市及買賣。

收購事項須待多項先決條件(倘未能達成，則收購事項未必會進行)達成後，方告完成。因此，股東及投資者於買賣股份時務須審慎行事。本公司將於適當時另作公佈。

應本公司之要求，股份已自二零零六年二月二十日上午九時三十分起暫停買賣，以待發出本公佈。而本公司已向聯交所申請於二零零六年二月二十四日上午九時三十分起恢復股份買賣。

買賣協議

日期： 二零零六年二月十七日

訂約方： (i) 買方：Riche (BVI) Limited，本公司之全資附屬公司；
(ii) 賣方：Northbay Investments Holdings Limited，投資控股公司。

就董事作出一切合理查詢後所知、所悉及所信，賣方及其最終實益擁有人陶國熙先生並非本公司之關連人士(定義見上市規則)，並為與本公司及其任何附屬公司之董事、主要行政人員及主要股東及……

(iii) 合資公司未能根據於二零零五年五月二十七日與第一廣元物業管理(上海)有限公司訂立之協議支付合約餘額人民幣353,808.00元(約344,000港元)；及

(iv) 合資公司未能根據與偉人廣告公司訂立之口頭協議支付合約餘額人民幣100,000.00元(約97,000港元)。

本公司股權架構之變動

於本公佈日期，除下列者外，並無可兌換或交換成股份之未行使購股權、認股權證或證券：

(i) 根據本公司之購股權計劃授出，附帶權利以行使價每股股份0.26港元認購190,000,000股股份之190,000,000份購股權；及

(ii) 根據本公司之購股權計劃授出，附帶權利以行使價每股股份0.194港元認購275,700,000股股份之275,700,000份購股權。

主要股東各自於完成前及完成後之股權如下：

股東	完成前 股份數目	%	完成後 股份數目	%
Classical Status Limited	2,116,590,000	41.06	2,116,590,000	32.64
Top Vision Management Limited	792,000,000	15.37	792,000,000	12.21
Lucky Star Consultants Limited	354,000,000	6.87	354,000,000	5.46
買方	—	—	1,330,321,745	20.52
公眾股東	1,891,428,000	36.70	1,891,428,000	29.17
總計	5,154,018,000	100.00	6,484,339,745	100.00

收購事項之理由及得益

本公司之主要業務為投資控股。本公司之主要附屬公司主要從事發行電影、轉授電影發行權及銷售廣告權或其他與娛樂業有關之業務。

誠如本公司於二零零五年四月十五日發出之公佈所披露，董事會一直積極物色適合本集團發展業務之投資機會。北京為中國政治及經濟中心。鑑於中國加入世貿及舉辦二零零八年北京奧運，預期居於北京來自跨國公司及國外政府機構之外籍人士數目將會上升，因而……

承董事會命
Riche Multi-Media Holdings Limited
豐采多媒體集團有限公司
主席

香港，二零零六年二月二十三日

* 僅供識別

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



CHINA WIRELESS TECHNOLOGIES LIMITED
中國無線科技有限公司

(於開曼群島註冊成立的有限公司)

(股份代號：2369)

公佈 須予披露交易 收購物業

根據日期為二零零六年二月二十一日的拍賣確認函，宇龍深圳(本公司的間接全資附屬公司，是中國的無線解決方案及設備供應商)確認收購宇龍深圳在拍賣會上成功競投的該物業，並同意支付該物業的代價人民幣99,000,000元，另向拍賣人支付拍賣服務費人民幣1,490,000元。根據聯合競投協議，宇龍深圳為其本身及代表晉晟收購該物業。據此協議，雙方同意宇龍深圳將競投該物業，倘成功競投，宇龍深圳及晉晟將分別支付該物業的價格及其他相關開支的75%及25%，並按上述比例取得該物業的所有權。

於二零零六年二月二十日，宇龍深圳參與該物業在深圳舉行的公開拍賣，並在拍賣會成功競投該物業。

根據上市規則，宇龍深圳透過拍賣方式收購該物業的部份權益構成本公司的須予披露交易，一份載有有關收購該物業詳情的通函，將於實際可行情況下盡快寄發予本公司股東。

拍賣確認函

於二零零六年二月二十一日，宇龍深圳(本公司的間接全資附屬公司，是中國的無線解決方案及設備供應商)與拍賣人簽訂拍賣確認函，據此，宇龍深圳確認收購宇龍深圳在拍賣會上成功競投的該物業，並同意支付該物業的代價，另向拍賣人支付拍賣服務費人民幣1,490,000元。

拍賣確認函的詳情如下：

簽訂日期 ： 二零零六年二月二十一日

……

拍賣人乃一間主要業務為房地產代理及召開房地產拍賣會的公司。

該物業的委託方為廣東省深圳市中級人民法院。

董事確認

董事經作出一切合理查詢後確認，據彼等所知、所悉及所信，晉晟、拍賣人及彼等各自的最終實益擁有人均為獨立第三方。

資金來源

宇龍深圳負責支付總代價人民幣99,000,000元的75%，即人民幣74,250,000元。此筆款項將由兩筆各為數人民幣20,000,000元及人民幣40,000,000元(分別於二零零五年四月及二零零五年十二月由宇龍深圳借入)的現有銀行貸款(兩者均無抵押)撥付，而餘額將由宇龍深圳以內部資源撥付。

進行聯合競投及收購事項的理由

鑑於業務不斷擴展，本集團的現有辦公室已不敷應用，故本……

香港，二零零六年二月二十三日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



Golden Resorts Group Limited
黃金集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：1031)

澄清公佈

董事局謹就今天報章及網上多則有關向本公司行政總裁李月華女士索償之報導作出澄清。

黃金集團有限公司(「本公司」)董事局(「董事局」)茲提述今天報章及網上多則有關向本公司行政總裁李月華女士(「李女士」)索償(「索償」)之報導，並謹此作出以下澄清：

(1) 李女士之律師接獲日期為二零零六年二月二十一日之傳訊令狀，有關指令李女士履行彼於二零零五年一月六日與顧國野、陳惠仁、顧奕、顧奕真及顧奕萍(統稱「原告人」)訂立之聲稱協議(「聲稱協議」)，向李女士索償自原告人購入104,000,000股本公司普通股，每股之價格為4.545港元，以現金支付合共472,680,000港元，連同賠償或衡平補償、利息及費用；

(2) 李女士已向董事局確認，聲稱協議從未存在，而索償亦缺乏理據；及

(3) 本公司並無牽涉於索償中，而本公司營運亦不會受索償影響。

於本公佈日期，執行董事為李月華女士、王國頌先生及畢志雄先生；非執行董事為朱慶裕先生；以及獨立非執行董事為黃國權博士、廖妙娟女士及劉文輝先生。

承董事局命
黃金集團有限公司
執行董事
王國頌

香港，二零零六年二月二十三日

* 僅供識別

自然比人知多啲……

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Dell電腦創辦人Michael Dell：公司必須為員工創造一個可以發揮所長、取得平衡的環境。

Pacific Basin Shipping Limited
太平洋航運集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：2343)

委任非執行董事 及 更換副主席

本公司董事會公布Daniel Rochfort Bradshaw先生將獲委任為本公司之非執行董事及副主席，其任期將由二零零六年股東週年大會(預訂於二零零六年四月七日舉行)結束後生效。現為本公司執行董事及副主席之Richard Maurice Hext先生屆時將會辭任副主席一職，並擔任本公司之行政總裁(誠如本公司較早前於二零零六年一月二十五日所公布)。

委任DANIEL BRADSHAW先生為非執行董事及副主席

太平洋航運集團有限公司(「太平洋航運」或「本公司」)董事會(「董事會」)欣然宣布，Daniel Rochfort Bradshaw先生已獲委任為本公司之非執行董事及副主席，其任期將由二零零六年股東週年大會(預訂於二零零六年四月七日(「生效日期」)舉行)結束後生效。

Bradshaw先生現年59歲，其於Victoria University of Wellington (New Zealand)取得法律學士學位(一九六九年)及法律碩士學位(一九七一年)。彼於一九七一年成為紐西蘭執業大律師及律師，並於一間紐西蘭律師事務所Bell Gully開始其事業。彼於一九七四年加入一間位於倫敦之國際律師事務所Sinclair Roche & Temperley。自一九七八年起，彼於香港出任亞洲其中一間最著名之律師事務所孖士打律師行之合夥人及船務部主管(由一九八三年至二零零三年)，並自二零零三年起擔任顧問一職。彼於英國及香港均取得執業律師資格。

Bradshaw先生自二零零三年起一直為香港航運發展局其中一位成員。彼亦為於法比荷交易所聯盟上市的油輪公司，Euronav之董事會成員。由一九九三年至二零零一年，Bradshaw先生為香港船東會副會長，而直至二零零三年彼為香港港口及航運局委員。Bradshaw先生自二零零四年六月起於一間擁有若干艘巴拿馬型乾散貨船之私營公司KC Maritime Limited擔任董事，及自二零零五年七月起於一間以新加坡為業務基地，擁有及管理若干艘石油產品油輪之Epic Shipping (BVI) Limited出任董事一職。

身為一位富經驗及備受尊敬之船務律師，Bradshaw先生曾就(i)若干船隻之買賣交易；(ii)多項船隻之建造、融資及租賃合約；(iii)關於多艘貨船之期租合約；(iv)籌集船務資金；及(v)有關上市及私營船務法團之多項事宜給予建議。

Bradshaw先生將獲委任為本公司非執行董事，任期為三年，直至二零零九年四月七日，或二零零九年股東週年大會結束時完結(以較早者為準)。Bradshaw先生須根據本公司之章程細則於本公司股東週年大會上輪席退任。Bradshaw先生於委任為非執行董事初期之酬金為每年200,000港元。另外，Bradshaw先生作為本公司之審核、酬金及提名委員會成員亦將享有每年150,000港元之酬金。彼之酬金總額，每年350,000港元，將於三月三十一日、六月三十日、九月三十日及十二月三十一日，每季分期支付87,500港元。首期季度分期款額將由生效日期至二零零六年六月三十日按比例遞減，以反映上述期間之實際日數。鑑於Bradshaw先生與本公司之往來，彼並不符合獨立非執行董事之資格。

除上文所披露者外，Bradshaw先生與本公司任何董事、高級管理人員或本公司主要股東或控股股東概無任何關係，亦無於本公司或其任何附屬公司出任任何其他職位。於本公告日期，Bradshaw先生乃本公司353,241股股份之實益擁有人。除該等股份外，Bradshaw先生並無在本公司股份中擁有任何其他權益(按證券及期貨條例第XV部之涵義)。

董事會及Bradshaw先生並不知悉任何有關Bradshaw先生獲委任為本公司董事之其他事宜須提請本公司證券持有人注意。

本公司藉此歡迎Bradshaw先生加入董事會，相信其作為一名商業船務律師及其於航運業所擁有之豐富經驗將對本集團整體有利。

更換副主席

Richard Maurice Hext先生目前為本公司執行董事及副主席，彼將於二零零六年股東週年大會(預訂於二零零六年四月七日舉行)結束時擔任本公司行政總裁一職(誠如本公司較早前於二零零六年一月二十五日所公布)。Hext先生(作為副主席)目前正根據企業管治常規守則執行主席之職務，其將辭任副主席一職，以使主席及行政總裁之職責由不同人士執行。

Hext先生對於Bradshaw先生同意擔任副主席一職表示欣喜，Hext先生更進一步確認其與董事會並無意見分歧及並無任何有關其不再擔任本公司副主席之事宜須提請本公司股東注意。

承董事會命
公司秘書
Andrew T. Broomhead

香港，二零零六年二月二十三日

* *僅供識別*

於本公告日期，本公司之執行董事為Christopher Richard Buttery、Richard Maurice Hext、Mark Malcolm Harris及Paul Charles Over，本公司之非執行董事為李國賢及Brian Paul Friedman，以及本公司之獨立非執行董事為Robert Charles Nicholson、Patrick Blackwell Paul及The Earl of Cromer。



SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)
香格里拉(亞洲)有限公司*
網址：http://www.ir.shangri-la.com
(股份代號：00069)

附屬公司 馬來西亞SHANGRI-LA HOTELS (MALAYSIA) BERHAD 之經審核財務業績公佈

本公佈並非香格里拉(亞洲)有限公司(「香格里拉亞洲」)截至二零零五年十二月三十一日止之第四季及該年度之經審核財務業績公佈。本公佈乃香格里拉亞洲根據香港聯合交易所有限公司證券上市規則第13.09(2)條之規定，向香格里拉亞洲之股東及公眾人士提供其屬下一間上市附屬公司之經審核財務資料。該上市附屬公司已於二零零六年二月二十三日按照BURSA MALAYSIA SECURITIES BERHAD之上市規則第九章向馬來西亞公眾人士公佈該等資料。

概要

馬來西亞SHANGRI-LA HOTELS (MALAYSIA) BERHAD(「SHMB」)，一家由香格里拉亞洲擁有其52.78%權益並於Bursa Malaysia Securities Berhad上市之附屬公司，已於二零零六年二月二十三日在馬來西亞公佈其截至二零零五年十二月三十一日止之第四季及該年度之經審核財務業績。SHMB之經審核財務報表乃按照馬來西亞適用之認可會計準則編製。SHMB之經審核簡明綜合收益表及SHMB董事會建議擬派發之末期股息載列如下。

SHMB，一家於Bursa Malaysia Securities Berhad上市及由香格里拉亞洲擁有其52.78%權益之附屬公司，已於二零零六年二月二十三日在馬來西亞公佈其截至二零零五年十二月三十一日止之第四季及該年度之經審核財務業績。SHMB之經審核簡明綜合收益表及SHMB董事會建議擬派發之末期股息載列如下：

馬來西亞SHANGRI-LA HOTELS (MALAYSIA) BERHAD
截至二零零五年十二月三十一日止之第四季及該年度之經審核簡明綜合收益表

	截至三個月止		截至十二個月止	
	二零零五年十二月三十一日 千馬元	二零零四年十二月三十一日 千馬元	二零零五年十二月三十一日 千馬元	二零零四年十二月三十一日 千馬元
收入	71,074	65,298	280,089	311,352
未計特殊項目前經營溢利	9,345	4,068	55,648	59,247
特殊項目	—	(16,989)	12,191	(16,989)
計入特殊項目後經營溢利／(虧損)	9,345	(12,921)	67,839	42,258
利息開支	(1,235)	(1,654)	(6,016)	(6,518)
利息收入	48	32	178	148
應佔聯營公司業績	5	(49)	(1,900)	(842)
除稅前溢利／(虧損)	8,163	(14,592)	60,101	35,046
稅項	1,405	9,743	(7,473)	(1,309)
除稅後溢利／(虧損)	9,568	(4,849)	52,628	33,737
少數股東權益	(738)	(825)	(2,924)	(2,796)
Shangri-La Hotels (Malaysia) Berhad股東應佔之淨溢利／(虧損)	8,830	(5,674)	49,704	30,941
每股普通股基本盈利／(虧損)(馬仙)	2.01	(1.29)	11.30	7.03
每股普通股攤薄盈利(馬仙)	不適用	不適用	不適用	不適用

附註：

特殊項目

於二零零五年十二月三十一日止財政年度錄得之特殊項目12,191,000馬元為有關SHMB集團終止其投資於Johdaya Karya Sdn Bhd(「Johdaya」)之30%權益後所獲得之收益。出售Johdaya所得之32,936,000馬元出售收入部份已用作償還銀行借款。因此，SHMB集團之負債淨額由二零零四年末之173,686,000馬元降至截至二零零五年十二月三十一日止之141,430,000馬元。

於二零零六年一月一日生效的會計政策變動

於二零零五年十月三十一日，Malaysian Accounting Standards Board(「MASB」)頒佈多項新及經修訂財務報告準則(「財務報告準則」)，以使其準則可符合國際會計準則委員會所頒佈的會計準則。MASB頒佈的新及經修訂財務報告準則於二零零六年一月一日或其後開始之財政期間須強制應用。

由二零零六年一月一日起，SHMB集團將採用與其業務相關的新及經修訂財務報告準則。財務報告準則第116號：物業、廠房及設備及財務報告準則第140號：投資物業的實施將根據新及經修訂財務報告準則的規定追溯應用。採納財務報告準則第116號及財務報告準則第140號將會減低SHMB集團於二零零五年十二月三十一日的股東資金467,081,000馬元，由原來1,139,000,000馬元減至672,068,000馬元。相應地，SHMB集團於二零零五年十二月三十一日的每股有形資產淨值將由2.59馬元減至1.53馬元。

SHMB董事會建議擬派發之末期股息

SHMB之董事會建議擬派發截至二零零五年十二月三十一日止財政年度之末期股息每股5%或5馬仙減28%稅(二零零四年：末期股息每股4.5%或4.5馬仙減28%稅)，並將於二零零六年五月十八日(星期四)舉行之SHMB股東週年大會上提呈予SHMB之股東批准。

該擬派發之末期股息，連同於二零零五年十一月十七日派發予SHMB股東之中期股息每股3.0%或3.0馬仙減28%稅，截至二零零五年十二月三十一日止財政年度之股息將合共8%或8馬仙減28%稅(二零零四年：7.5%或7.5馬仙減28%稅)，較二零零四年增加0.5%。倘獲SHMB之股東批准，擬派發之末期股息將於二零零六年六月十九日(星期一)派發予SHMB之股東。

一般事項

敬請股東注意，以上經審核財務業績及建議擬派發之股息僅關於SHMB(香格里拉亞洲擁有其52.78%權益之附屬公司)而並非香格里拉亞洲本身之財務業績。

香格里拉亞洲會將其應佔SHMB截至二零零五年十二月三十一日止年度之財務業績(即52.78%)按照香港普遍採納之會計準則作調整後計入其截至二零零五年十二月三十一日止年度之末期業績內。

承董事會命
香格里拉(亞洲)有限公司
主席
郭孔丞

香港，二零零六年二月二十三日

[illegible]

* 僅供識別

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。




天津發展控股有限公司
TIANJIN DEVELOPMENT HOLDINGS LIMITED

(根據香港公司條例在香港註冊成立之有限公司)
(股份代號：882)

關於須予披露及關連交易 及 重選退任董事之股東特別大會之結果

董事會欣然宣佈，於二零零六年二月二十三日舉行之股東特別大會上，(1)提呈批准該協議及發行代價股份之普通決議案已獲獨立股東正式通過；及(2)提呈批准白智生先生重選為本公司執行董事之普通決議案已獲股東正式通過。

茲提述天津發展控股有限公司(「本公司」)於二零零六年一月十三日刊發之公告及於二零零六年二月四日刊發之通函。

本公司之董事會(「董事會」)欣然宣佈，本公司在二零零六年二月二十三日舉行之股東特別大會(「股東特別大會」)上，(1)日期為二零零六年二月四日之股東特別大會通告(「股東特別大會通告」)所載，關於提呈以通過投票表決方式批准津聯集團有限公司(「津聯」)、Progress City Group Limited與本公司於二零零六年一月十日訂立之有條件協議，據此以總代價380,000,000港元買賣天津泰達津聯熱電有限公司全部權益中約90.9421%(「該協議」)，並作為代價之一部分，按發行價每股3.745港元發行20,000,000股本公司每股面值0.10港元之股份(各自為一「股份」，統稱為「代價股份」)之第1項普通決議案(「第1項普通決議案」)，已獲除津聯及其聯繫人士以外之本公司股東(「股東」)(「獨立股東」)正式通過；及(2)股東特別大會通告所載關於提呈以通過投票表決方式批准白智生先生重選為本公司執行董事之第2項普通決議案(「第2項普通決議案」)已獲股東正式通過。

截至股東特別大會日期，本公司有910,656,027股已發行股份。賦予持有人權利出席及於股東特別大會上就第1項普通決議案投贊成或反對票之股份總數為329,700,884股，並無賦予持有人權利出席及只可於股東特別大會上就第1項普通決議案投反對票之股份。賦予持有人權利出席及於股東特別大會上就第2項普通決議案投贊成或反對票之股份總數為910,656,027股，並無賦予持有人權利出席及只可於股東特別大會上就第2項普通決議案投反對票之股份。

本公司確認，津聯及其聯繫人士，即按香港聯合交易所有限公司證券上市規則之定義為本公司關連人士(截至股東特別大會持有本公司580,955,143股股份，佔本公司已發行股本約63.8%)，已就第1項普通決議案放棄投票。

本公司之股份過戶登記處登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，已獲委任在股東特別大會上負責監票工作。

股東特別大會上就第1項普通決議案及第2項普通決議案進行投票之結果如下：

普通決議案	票數及佔總票數之百分比		總票數
	贊成	反對	
股東特別大會通告所列第1項普通決議案	41,389,000 (100%)	0 (0%)	41,389,000
股東特別大會通告所列第2項普通決議案	564,578,133 (100%)	0 (0%)	564,578,133

由於超過50%之票數投贊成第1項普通決議案及第2項普通決議案，第1項普通決議案及第2項普通決議案已於股東特別大會上獲正式通過為本公司之普通決議案。

於本公告發出日期，董事會包括十名執行董事，即王廣浩先生、任學鋒博士、于汝民先生、張鴻儒博士、聶建生先生、王建東博士、白智生先生、楊力恆先生、孫增印先生與龐金華博士；兩名非執行董事，即葉迪生先生及張永銳先生，以及三名獨立非執行董事，即鄭志強先生、劉偉傑先生及鄭漢鈞博士。

承董事會命
天津發展控股有限公司
主席
王廣浩

香港，二零零六年二月二十三日

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



創科實業有限公司

(於香港註冊成立之有限公司)
(股份代號：669)

進一步公告

聯交所要求本公司作出公告，以就本公司日期為二零零六年一月二十七日之公告提供進一步資料，因此，本公司根據上市規則第13.10條作出本公告。

除本公告另有界定外，本公告所用詞彙與早前公告所界定者具有相同涵義。

股東及本公司有意投資者務請注意，本公告所述任何財務及經營資料乃根據本公司內部記錄及管理賬目作出，未經核數師審閱或審核。特請股東及投資者注意，不應過份依賴此等資料，於買賣本公司股份時，務請審慎行事。

香港聯合交易所有限公司(「聯交所」)要求創科實業有限公司(「創科實業」或「本公司」)作出公告，以就本公司日期為二零零六年一月二十七日之公告(「早前公告」)提供進一步資料，因此，本公司根據上市規則第13.10條作出本公告。

除本公告另有界定外，本公告所用詞彙與早前公告所界定者具有相同涵義。

進一步詳情

有關早前公告之進一步詳情如下：

1. 本公司多名主要客戶作出超出預期之盤存減少
   於二零零五年度最後數星期，北美州多名主要零售商作出超出預期並涉及整個行業之盤存減少，該等零售商包括本公司多名主要客戶，而本公司於相關期間之銷售額亦受到該盤存減少影響。本公司於二零零五年第四季度之付運量受到約4至6星期之影響，此等客戶之盤存調整相當於創科實業向該等客戶之全年銷售額約10%。創科實業相信，是次盤存調整屬個別一次性質。
2. OEM銷量下降
   本公司於二零零五年下半年之OEM銷售較二零零五年上半年大幅減少。本公司截至二零零五年十二月三十一日止年度之OEM銷售目標為內部銷售目標，而有關減少可能導致與該內部銷售目標出現約100,000,000美元差距。然而，此與本公司增加其自有品牌業務之策略一致。
3. 鋰離子電池供應受到約束
   本公司於二零零五年四月推出新款V28™鋰離子電池能源工具，首年內部銷售額預測約為33,000,000美元(「鋰離子電池銷售目標」)。該產品之需求強勁並已超出該預測。然而，受制於鋰離子電池之供應，本公司雖能達到鋰離子電池銷售目標，惟僅能滿足部分而非全部超出鋰離子電池銷售目標之需求。本公司現已解決供應問題，並預期不會出現供應量不足以應付需求日趨殷切之情況。
4. 淨負債狀況
   本公司截至二零零五年十二月三十一日止年度之淨負債狀況預期介乎約65至70%。
5. Milwaukee收購
   誠如本公司早前所公布，收購Milwaukee及AEG專業電動工具品牌及業務已於二零零五年一月完成。Milwaukee產品之生產設施正與本公司之中國業務融合，此舉將導致出現非經常性重組開支，惟二零零五年期間，此等開支應不會超過10,000,000美元。
   結合Milwaukee產品生產設施預期將自二零零六年起節省開支，預期按年計算將介乎20,000,000至25,000,000美元，而有關產品之毛利率將改善約7至10%。

本公告應與早前公告一併閱讀。股東及本公司有意投資者務請注意，本公告所述任何財務及經營資料乃根據本公司內部記錄及管理賬目作出，未經核數師審閱或審核。特請股東及投資者注意，不應過份依賴此等資料，於買賣本公司股份時，務請審慎行事。

於本公告日期，董事會包括四名集團執行董事Horst Julius Pudwill先生(主席兼行政總裁)、鍾志平先生(董事總經理)、陳建華先生及陳志聰先生；一名非執行董事張定球先生；以及三名獨立非執行董事Christopher Patrick Langley先生、Joel Arthur Schleicher先生及Manfred Kuhlmann先生。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零六年二月二十三日


點叫做
?型


重視精神病康復者潛能
讓他們盡展抱負與才華

LOSS OF "H" SHARE(S) CERTIFICATE(S) AND NOTICE OF INTENTION TO ISSUE NEW "H" SHARE(S) CERTIFICATE(S) –FIRST NOTICE

NOTICE is hereby given that the following "H" share(s) certificate(s) have been declared lost:

Registered Holder	Applicant	Certificate No.	No. of "H" Shares
BANK OF COMMUNICATIONS CO., LTD. (Company No.:3328)			
Wong Kam Tai	same	BCM00121895	3,000
CHINA CONSTRUCTION BANK CORPORATION (Company No.:0939)			
Liu Tze Yau	The Hong Kong and Shanghai Banking Corporation Limited	CCB00081418	2,000
CHINA LIFE INSURANCE COMPANY LIMITED (Company No.:2628)			
Sy Sun Man	same	CIA00156533	2,000
Tang Ping Wah	same	CIA00162232	1,000
Cheung Lai Kuen	same	CIA00034739	1,000
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LIMITED (Company No.:2318)			
Lu Ya Ka	same	PIA00018766	500
ZIJIN MINING GROUP CO., LTD. (Company No.:2899)			
Ting Shiu Wah	same	FUJ00007415	2,000
LINGBAO GOLD COMPANY LTD. (Company No.:3330)			
Chung Chun Hung	same	LBG00001839	2,000

Computershare Hong Kong Investor Services Limited
Registrars to the above Companies

Registered Holder	Applicant	Certificate No.	No. of "H" Shares
PETROCHINA COMPANY LIMITED (Company No.:0857)			
Leung Shu Wing	same	00062415/24	@2,000
JIANGXI COPPER COMPANY LIMITED (Company No.:0358)			
Cheung Sai Hung deceased	same	00023460/2	@1,000

Hong Kong Registrars Limited
Registrars to the above Companies

If no claims are received within 90 days from the date of this notice first being published on newspapers the above certificate(s) will be declared cancelled and new certificate(s) will be issued in replacement thereof.

We certify that the above mentioned Companies have delivered copies of the above Notice to The Stock Exchange of Hong Kong Ltd., and that an Officer of The Stock Exchange of Hong Kong Limited has certified to the Companies in writing that the said copies of this Notice is being exhibited in accordance with the Articles of Association of the above Companies.

Date: **24 February 2006**

To: AARON PATRICK NATTRASS (Holder of Hong Kong Identity Card No.P072xxx(x))
of (1) Suite 2204, 22nd Floor, Chinachem Johnston Plaza, 178-186 Johnston Road, Wanchai, Hong Kong; (2) Flat/Room 13B, Yue Yick Building, 363-365 King's Road, North Point, Hong Kong; and (3) Room 803, 8th Floor, Skyline Commercial Centre, 77 Wing Lok Street, Sheung Wan, Hong Kong.

TAKE NOTICE that a Statutory Demand has been issued by FORT CROWN INVESTMENTS LIMITED ("the Creditor") whose registered office is situate at Top Floor, Chinachem Golden Plaza, No.77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

The Creditor demands payment of HK$66,223.90 (as at 27th January 2006), the amount now due under an Order and a Final and Interlocutory Judgment both dated 16th December 2005 of District Court Civil Action No.5638 of 2004, which adjudged, inter alia, that the Creditor do recover against you (i) the sum of HK$668.50; (ii) HK$70.71 being interest on the sum of HK$668.50 at judgment rate from the date of Writ of Summons (i.e. 27th October 2004) until payment; (iii) the sum of HK$59,220.00; (iv) HK$6,264.69 being interest on the sum of HK$59,220.00 at judgment rate from the date of Writ of Summons (i.e. 27th October 2004) until payment; (v) mesne profits, management fees and rates from 1st October 2004 to 21st August 2005 to be assessed; and (vi) costs of the said action including the cost of the Creditor's Order 14 application and all costs reserved to be taxed if not agreed with certificate for counsel.

The Statutory Demand is an important document and it is deemed to have been served on you on the date of the first appearance of this advertisement. You must deal with this demand within 21 days of the service upon you by paying the debt or reaching a settlement with the Creditor or you could be made bankrupt and your property and goods taken away from you. If you consider you have grounds to set aside the statutory demand, you should apply to Court within 18 days of the service upon you. If you are in any doubt as to your position, you should seek advice immediately from a solicitor.

The Statutory Demand can be obtained or is available for inspection and collection from:

Name: Ford, Kwan & Company, Solicitors for the Creditor
Address: Suites 1505-1508, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Kowloon, Hong Kong.
Tel: 2366-0688 Fax: 2722-0736 Reference : CG/LTG/YKM/040558554T/LSY/f

You have only 21 days from the date of the first appearance of this advertisement before the creditor may present a Bankruptcy Petition. You have only 18 days from that date within which to apply to the Court to set aside the demand.

{想您・賞您} 樂家杏仁糖抽獎結果

頭獎（六福珠寶鑽飾一套）
Tseung Ping Ying

安慰獎 (365 粒樂家糖)

Chu Heung Pun	Lam Suk Ching	楊文佩	溫曉玲
Po Tai Sing	Lo Pik Ling	謝鳳萍	鍾春平
Chiu Ping Ting	Siu Man Ying	袁少平	吳桂芬
Hui Tan Hung	Garment Wong	陳仲冠	吳麗英
Chong Lai Chu	Pan Chung Yee	余美齡	朱潔玲
Lam Bik San	Chan Fung Kiu, Eva	章麗珊	黃燕芬
Pak Pik Ki	Fung Ming Kiu	張治昌	梁俊華
Cheng Man Chu	Chan Kwong Yau, Connie	金佑鎖	盧綺華
Lai Ngau Kwan	Michelle Ng	王偉文	韋漢明
Fung Kit Ling	Wan Ka Yiu	徐念文	胡小娟
Ng Sok Ha	Chan Wai Sim	鄭麗美	袁美絹
Doris Fung	Alvin Cheung	韓少容	朱均全
Wong Mei Fung			陳龍波

*得獎者將獲專人通知，安排領獎事宜。
Reg. No: 024460

AIG Credit Card "25,000,000 Bonus Points Sharing Program"

"25,000,000 Bonus Points Sharing Program" has successfully finished, Thank you for your support.

Trade Promotion Competition Licence No.: 24495

AIG® A Member of American International Group, Inc.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

FURTHER ANNOUNCEMENT

The Stock Exchange has requested the Company make an announcement providing further details in respect of the Company's announcement dated 27th January, 2006 and accordingly this announcement is made by the Company pursuant to Rule 13.10 of the Listing Rules.

Unless otherwise defined herein, terms in this announcement shall have the same meaning as those defined in the Previous Announcement.

Shareholders and potential investors of the Company are reminded that any financial and operational information described in this announcement is based on the Company's internal records and management accounts and has not been reviewed or audited by the auditors. Shareholders and investors are cautioned not to rely unduly on this information and are advised to exercise caution when dealing in the shares of the Company.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has requested Techtronic Industries Company Limited ("TTI" or the "Company") make an announcement providing further details in respect of the Company's announcement dated 27th January, 2006 (the "Previous Announcement") and accordingly this announcement is made by the Company pursuant to Rule 13.10 of the Listing Rules.

Unless otherwise defined herein, terms in this announcement shall have the same meaning as those defined in the Previous Announcement.

FURTHER DETAILS

Further details in respect of the Previous Announcement are as follows:

1. **Unexpected inventory reduction by major customers of the Company**
   In the final weeks of the year 2005, there was an unexpected industry wide inventory reduction by major retailers in North America. This included major customers of the Company and such inventory reduction affected the Company's sales during the corresponding period. The Company's shipments in the 4th quarter of 2005 were affected in volumes of approximately 4-6 weeks in shipments, on which basis the realignment approximated to 10% of TTI's annual sales to those customers. TTI believes this inventory alignment to be a one-off event.

2. **Lower OEM sales**
   The Company experienced an accelerated reduction in its OEM sales in the second half of 2005 as compared to the first half of 2005. The Company's OEM sales target is an internal sales target for the year ended 31st December, 2005 and the reduction may result in a shortfall against this internal sales target of approximately US$100 million. This is however in line with the Company's strategy to increase its own brand business.

3. **Supply Constraint in Lithium-Ion Batteries**
   The Company launched the new V28™ lithium-ion battery powered tools in April 2005 and had an internal sales forecast for the first year of approximately US$33 million (the "Li-ion Sales Target"). Demand for these products has been strong and has exceeded this forecast. However, supply constraints in lithium-ion batteries has resulted in the Company being able to meet the Li-ion Sales Target but only satisfy some but not all of the demand over and above the Li-ion Sales Target. The supply issues have been resolved and the Company does not anticipate a shortfall in supply to meet the growing demand.

4. **Net debt position**
   The Company's net debt position is expected to be in the range of around 65-70% for the year ended 31st December, 2005.

5. **Milwaukee acquisition**
   As previously announced by the Company, the acquisition of Milwaukee and AEG professional power tool brands and businesses was completed in January 2005. The production facilities for Milwaukee products are being integrated into the Company's China operations. This will result in a non-reoccurring restructuring charge which should not be more than US$10 million in 2005.

   The savings expected from the integration of production facilities for Milwaukee products will accrue from 2006 and are expected to be in the range of US$20-25 million on an annualized basis and will result in an improvement of the gross profit margins in relation to such products by approximately 7-10%.

This announcement should be read in conjunction with the Previous Announcement. Shareholders and potential investors of the Company are reminded that any financial and operational information described in this announcement is based on the Company's internal records and management accounts and has not been reviewed or audited by the auditors. Shareholders and investors are cautioned not to rely unduly on this information and are advised to exercise caution when dealing in the shares of the Company.

As at the date of this announcement, the Board comprises four Group Executive Directors, namely Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan and Mr. Frank Chi Chung Chan, one Non-Executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-Executive Directors, namely, Mr. Christopher Patrick Langley, Mr. Joel Arthur Schleicher and Mr. Manfred Kuhlmann.

By Order of the Board
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 23rd February, 2006

Classified

Judith Ho Tel : 2798 2710
Fax : 2798 2785
Classified@thestandard.com.hk

NOTICE OF GENERAL MEETING OF CREDITORS

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE

In Bankruptcy Proceedings No. 6982 of 2005

Re: MAN HO KEUNG

NOTICE is hereby given that the General Meeting of Creditors will be held at the Official Receiver's Office, 10th Floor, Queensway Government Offices, 66 Queensway, Hong Kong on 8th March 2006 (Wednesday) at 2:30p.m.

Dated this 24th day of February 2006

E T O'CONNELL
Official Receiver

ANNOUNCEMENT

Notice is hereby given that Mr. Wong Kwun Pan, Tommy, holder of H.K. I.D. Card No. K721XXX(6) our Asst. Sales Manager of Sales Division is no longer employed by our Company as at 22nd Feb. 2006

He is therefore no authorized to act on our behalf in whatsoever.

Slik Hong Kong Co. Ltd.
24 th Feb 2006

AIG Credit Card Lucky Draw Program

"eye Credit Card Guaranteed Prizes Lucky Draw" Result Announcement

Prize	Winner	HKID
Grand Prize	Lau Ying Yeung	P0389xx(x)
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	Lo Hoi Fan	V0567xx(x)
	Lui Ho Wai	K6951xx(x)
	Chan Ngan Ying	H0984xx(x)
	Wan C Y Michael	P0247xx(x)
	Poon Chun Kit	Z2472xx(x)
	Fung Wai Ming	K5248xx(x)
	Sit Kwok Chu	K4979xx(x)
	So Shing Hing Nelson	G0059xx(x)
	Lam Ka Ho Jumpman	Z6544xx(x)
3rd Prize	Fung Chi Lok	K5615xx(x)
	Ho Yiu Shun	Z4871xx(x)
	Chui Wing Keung	E1759xx(x)
	Pang Mei Chun	K3338xx(x)
	Kock Chi Wing Juanna	C6272xx(x)
	Lee Yuk Yee Joey	K2432xx(x)
	Leung Yuet Yau	D6479xx(x)
	Chui W K Stanley	E9482xx(x)
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	Lam Tsz Fan Fanny	K5716xx(x)

All winners will be notified by mail individually.

Trade Promotion Competition
Licence No.: 023691 & 023692

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TELLS IT LIKE IT IS

Notices

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

CLARIFICATION ANNOUNCEMENT

This announcement is made by the Company pursuant to Rule 13.10 of the Listing Rules.

Reference is made to the Clarification Announcement of the Company dated 26th January, 2006 in relation to the Research Reports with respect to the performance of the Company and the Articles published recently on various newspapers in relation to the Research Reports and the Conference Call during which the management of the Company responded to questions raised by the analysts regarding the Research Reports.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

Trading in the shares, convertible bonds and derivative warrants of the Company was suspended with effect from 10:00 a.m. on 27th January, 2006 at the request of the Company pending release of this announcement. Application has been made to the Stock Exchange of Hong Kong Limited for resumption of trading in the shares, convertible bonds and derivative warrants of the Company with effect from 9:30 a.m. on 1st February, 2006.

This announcement is made by Techtronic Industries Company Limited (the "Company") pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Reference is made to the Clarification Announcement of the Company dated 26th January, 2006 in relation to certain recent analyst research reports (the "Research Reports") with respect to the performance of the Company and certain press articles (the "Articles") published recently in various newspapers in relation to the Research Reports and an analyst conference call held on 26th January, 2006 (the "Conference Call") during which the management of the Company responded to questions raised by the analysts regarding the Research Reports.

The board of directors of the Company (the "Board") acknowledges that the following aspects in the Research Reports are meritorious.

1. **Unexpected inventory reduction by major customers of the Company**
   In the final weeks of the year 2005, there was an unexpected industry wide inventory reduction by major retailers in North America. This included major customers of the Company and such inventory reduction temporarily affected the Company's sales during the corresponding period.
2. **Lower OEM sales**
   The Company experienced an accelerated reduction in its OEM sales and this is in line with the Company's strategy to invest in its own brand business.
   The Board estimates that there is a reduction in OEM sales of approximately 11% in the second half of 2005 as compared to the first half of 2005.
3. **Supply constraint in lithium-ion batteries**
   The Company launched the new V28™ lithium-ion battery power tools in April 2005 and demand for the products has been strong. However, supply constraint in lithium-ion batteries prevented the Company from meeting the projected sales demand. The supply issues have been resolved and the Company does not anticipate a shortfall in supply to meet the growing demand.
4. **Currency effect on European operations**
   As there had been a gradual depreciation of Euro during the year 2005, the Company's sales to the European markets, which are recorded in Euro, has inevitably been affected upon translation of Euro into Hong Kong Dollars, the latter being the reporting currency of the Company.
   The Board estimates that there is a reduction of approximately US$30 million in revenues in the second half of 2005.

The foregoing factors may result in a shortfall in the Company's performance with respect to the market forecasts.

The Research Reports also include certain forecasts on the Company's performance for the year ended 31st December, 2005 and in the years ahead. Such forecasts were based on the independent assessment of the analysts concerned. No quantitative financial information had been disseminated by the Company for the purpose of compiling the Research Reports, nor such information has been disseminated during the Conference Call during which the management of the Company responded to the questions raised by the analysts regarding the Research Reports. The Board considers that the Research Reports contain various projections and forecasts based on assumptions made by the analysts concerned which by their nature are speculative and may not fairly reflect the Company's actual performance in future.

Apart from the above, the Company expresses no views on the accuracy of the information as disclosed in the Articles and confirms that there are no other information which is potentially price-sensitive in nature that was previously given to analysts or in the Conference Call.

The Stock Exchange of Hong Kong Limited is looking into the matter relating to selective disclosure of potentially price-sensitive information by the Company and will take appropriate actions against the Company, if necessary.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

Trading in the shares, convertible bonds and derivative warrants of the Company was suspended with effect from 10:00 a.m. on 27th January, 2006 at the request of the Company pending release of this announcement. Application has been made to the Stock Exchange of Hong Kong Limited for resumption of trading in the shares, convertible bonds and derivative warrants of the Company with effect from 9:30 a.m. on 1st February, 2006.

As at the date of this announcement, the Board comprises four Group Executive Directors, namely Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan and Mr. Frank Chi Chung Chan, one Non-Executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-Executive Directors, namely, Mr. Christopher Patrick Langley, Mr. Joel Arthur Schleicher and Mr. Manfred Kuhlmann.

By Order of the Board
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 27th January, 2006

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


SINOCHEM

SINOCHEM HONG KONG HOLDINGS LIMITED

中化香港控股有限公司*

(Incorporated in Bermuda with limited liability)
Stock Code: 297

ANNOUNCEMENT

Exercise of Option granted by Controlling Shareholder

Reference is made to the grant of the Option by Sinochem HK to Potash Corporation of Saskatchewan Inc. ("Investor") pursuant to the Strategic Placing Agreement as disclosed in the joint announcement of the Company and Sinochem HK dated 10 June 2005 and the circular to shareholders of the Company dated 13 June 2005. The Company has been notified by Sinochem HK that, on 27 January 2006, the Investor served on Sinochem HK a notice of the exercise of the Option to require Sinochem HK to sell all of the Option Shares to the Investor.

The Company believes that the Investor's interests in the Company will help to further raise the Company's profile in the international fertilizer market and help to further strengthen its relationship with the Investor through the exercise of the Option.

Upon completion of the purchase of the Option Shares by the Investor, and assuming no further changes to its shareholdings, the Investor's interest in the issued ordinary share capital of the Company will increase from approximately 9.99% to 20%. The Investor will therefore become a substantial shareholder of the Company and its shareholding would no longer constitute part of the public float. As a result, public float of the Shares would be reduced to approximately 23.03%. Sinochem HK has agreed to take necessary actions to maintain the public float of the Shares such that there will be sufficient issued Shares of not less than 25% in public hands in compliance with Rule 8.08 of the Listing Rules upon completion of the purchase of the Option Shares by the Investor. Further announcement(s) will be made by the Company in relation to any action taken in respect of the public float of the Shares and of completion of the exercise of the Option.

Reference is made to the joint announcement of the Company and Sinochem HK dated 10 June 2005 and the circular to shareholders of the Company dated 13 June 2005. As disclosed, pursuant to the Strategic Placing Agreement, Sinochem HK granted to the Investor the Option to acquire from Sinochem HK all or part of the Option Shares subject to the terms of the Strategic Placing Agreement.

EXERCISE OF OPTION

The Company has been notified by Sinochem HK that, on 27 January 2006, the Investor served on Sinochem HK a notice of the exercise of the Option to require Sinochem HK to sell all of the Option Shares to the Investor in accordance with the Strategic Placing Agreement. The Option Shares comprise 581,375,779 Shares beneficially owned by Sinochem HK, representing 10.01% of the Company's issued ordinary share capital. Completion of the sale and purchase of the Option Shares is currently scheduled for 28 February 2006 or such other time as Sinochem HK and the Investor may agree to.

The purchase price payable by the Investor for each Option Share is HK$1.681, being the weighted average of the daily closing price per Share on the Stock Exchange during the 10 consecutive trading days immediately prior to the date on which notice of exercise of the Option was served on Sinochem HK. It also represents (i) a discount of about 0.53% to the closing price of HK$1.69 per Share as quoted on the Stock Exchange on 27 January 2006 (the date of the exercise notice); and (ii) a premium of about 1.02% to the average closing price of HK$1.664 per Share as quoted on the Stock Exchange for the last five trading days up to and including 27 January 2006.

EFFECT ON SHAREHOLDINGS

For the purposes of illustration only, and assuming no further changes to shareholdings other than as a result of completion of the exercise of the Option, the shareholding structures of the Company as at the date of this announcement and immediately upon completion of the purchase of the Option Shares by the Investor are as follows:

	As at the date of this announcement	Approximate percentage of Company's issued ordinary share capital	Immediately upon completion of the exercise of the Option	Approximate percentage of Company's issued ordinary share capital
Sinochem HK	3,890,239,114	66.98%	3,308,863,335	56.97%
Investor	580,214,187	9.99%	1,161,589,966	20.00%
Other public shareholders	1,337,496,527	23.03%	1,337,496,527	23.03%
Total:	5,807,949,828	100.00%	5,807,949,828	100.00%

Currently, the shareholding of the Investor constitutes part of the public float which in aggregate represents approximately 33.02% of the issued ordinary share capital of the Company. Immediately upon completion of the purchase of the Option Shares by the Investor, and assuming no further changes to its shareholdings, the Investor's interest in the issued ordinary share capital of the Company will increase from approximately 9.99% to 20%. The Investor will therefore become a substantial shareholder of the Company and its shareholding would no longer be considered part of the public float. As a result, public float of the Shares would be reduced to approximately 23.03%. Sinochem HK has agreed to take necessary actions to maintain the public float of the Shares such that there will be sufficient issued Shares of not less than 25% in public hands in compliance with Rule 8.08 of the Listing Rules upon completion of the purchase of the Option Shares by the Investor. Further announcement(s) will be made by the Company in relation to any action taken in respect of the public float of the Shares and of completion of the exercise of the Option. **The Stock Exchange has stated that if less than 25% of the issued Shares are in public hands or the Stock Exchange believes that:**

(a) **a false market exists or may exist in the trading of the Shares; or**

(b) **there are insufficient Shares in public hands to maintain an orderly market,**

it will consider exercising its discretion to suspend trading in Shares until a sufficient level of public float is attained.

GENERAL

As at the date of this announcement, the executive Directors are Mr. Du Ke Ping *(Chief Executive Officer)* and Ms. Chen Hao; the non-executive Directors are Mr. Liu De Shu *(Chairman)*, Mr. Song Yu Qing *(Deputy Chairman)*, Mr. Chen Guo Gang and Mr. Stephen Francis Dowdle; and the independent non-executive Directors are Mr. Ko Ming Tung, Edward, Mr. Li Ka Cheung, Eric and Mr. Tang Tin Sek.

DEFINITIONS

"Board"	the board of Directors
"Company"	Sinochem Hong Kong Holdings Limited, a company incorporated in Bermuda with limited liability, the ordinary shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Investor"	Potash Corporation of Saskatchewan Inc., a corporation incorporated in Canada with shares listed on the Toronto Stock Exchange and the New York Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Option"	the option granted by Sinochem HK to the Investor to acquire all or part of the Option Shares from Sinochem HK in accordance with the terms of the Strategic Placing Agreement
"Option Shares"	an aggregate of 581,375,779 Shares, representing 10.01% of the Company's issued ordinary share capital
"Shares"	ordinary shares of HK$0.10 each in the capital of the Company
"Sinochem HK"	Sinochem Hong Kong (Group) Company Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company interested in approximately 66.98% of its issued ordinary share capital as at the date of this announcement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Strategic Placing Agreement"	the agreement dated 7 June 2005 between Sinochem HK and the Investor under which the Option is granted

By order of the Board of
Sinochem Hong Kong Holdings Limited
Du Ke Ping
Chief Executive Officer

Hong Kong, 27 January 2006

* *For identification purposes only*

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



香港建設(控股)有限公司

HONG KONG CONSTRUCTION (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
Web site: www.hkconstruction.com
(Stock code: 190)

PROPOSED DISCLOSEABLE AND CONNECTED TRANSACTIONS

FRAMEWORK AGREEMENT RELATING TO A JOINT VENTURE WITH SINAR MAS FOR PROPERTY DEVELOPMENT IN SHANGHAI, THE PRC

The Board is pleased to announce that the joint tender made by Sinar Mas Group and the Group for the Site has been accepted by the relevant government authorities in the PRC but the amount of the capital contribution and contribution schedule by the Group are still subject to agreement by the parties. Further announcement will be made once these terms are agreed by the parties.

Reference is made to the announcements issued by the Company on 11 January 2006 and 25 January 2006 (collectively, the "Announcements") relating to the Company's proposed establishment of a joint venture in the PRC for property development in Shanghai Municipality. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as ascribed thereto in the Announcements.

The Board wishes to announce that the joint tender made by Sinar Mas Group and the Group for the Site has been accepted by the relevant government authorities in the PRC. The tender price submitted by Sinar Mas Group and the Group for the Site was RMB3,528.88 million (about HK$3,390.55 million).

The amount of the capital contribution and contribution schedule by the Group to the Shanghai JV are still subject to agreement by the parties. Further announcement will be made by the Company once the capital contribution and the contribution schedule are agreed by the parties in writing.

In this announcement, the following conversion rate is applied for illustrative purposes:

RMB1 = HK$0.9608

By order of the Board
HONG KONG CONSTRUCTION (HOLDINGS) LIMITED
OEI Kang, Eric
Managing Director and Chief Executive Officer

Hong Kong, 26 January 2006

As at the date hereof, the Board comprises 14 Directors, of which 6 are executive Directors, namely Mr. OEI Kang, Eric, Mr. CHEN Libo, Mr. TSANG Sai Chung, Kirk, Ms. SO Hang, Selina, Mr. TANG Sau Wai, Tom and Mr. CHENG Sum Hing, Sam, 5 are non-executive Directors, namely Mr. OEI Tjie Goan, Mr. LI Xueming, Mr. XU Zheng, Mr. LIU Guolin and Mr. FAN Yan Hok, Philip and 3 are independent non-executive Directors, namely Mr. CHUNG Cho Yee, Mico, Mr. CHENG Yuk Wo and Mr. Albert Thomas DA ROSA, Junior.

TOWN PLANNING ORDINANCE (Chapter 131)

APPLICATION FOR AMENDMENT OF PLAN

Pursuant to section 12A(6) of the Town Planning Ordinance (the Ordinance), the applications for amendment of plan made under section 12A(1) of the Ordinance as set out in the Schedule below are available for public inspection during normal office hours at the following locations -

(i) the Planning Enquiry Counter, 17th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong; and

(ii) the Planning Enquiry Counter, 14th Floor, Sha Tin Government Offices, 1 Sheung Wo Che Road, Sha Tin, New Territories.

In accordance with section 12A(9) of the Ordinance, any person may make comment to the Town Planning Board (the Board) in respect of the applications. The comment should state the application number to which the comment relates and should be made in writing to the Secretary, Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong not later than the date specified in the Schedule.

Any person who intends to make comment is advised to read the "Town Planning Board Guidelines on Publication of Applications for Amendment of Plans, Planning Permission and Submission of Comments on Various Applications under the Town Planning Ordinance" for details. The Guidelines are available at the above locations, the Secretariat of the Board (15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong) as well as the Board's website (http://www.info.gov.hk/tpb/).

In accordance with section 12A(12) of the Ordinance, any comment made to the Board will be available for public inspection during normal office hours at locations (i) and (ii) above until the Board has considered the application in question under section 12A(16).

The location plans and the gists of the broad development parameters of the indicative development proposals in support of the applications can be viewed at the above locations, the Secretariat of the Board and the Board's website.

Statement on Personal Data

The personal data submitted to the Board in any comment will be used by the Secretary of the Board and Government departments for the following purposes:

(a) the processing of the application which includes making available the name of the person making the comment (hereafter known as "commenter") for public inspection when making available the comment for public inspection; and

(b) facilitating communication between the "commenter" and the Secretary of the Board/Government departments

in accordance with the provisions of the Ordinance and the relevant Town Planning Board Guidelines.

Schedule

Application No.	Location	Proposed Amendment	Deadline for Making Comment on the Application
Y/NE-KLH/1	Lots 28 and 1725 in D.D.7 and Lot 1029 in D.D.9, Nam Wa Po Village, Kau Lung Hang, Tai Po	To rezone from "Agriculture" on the Draft Kau Lung Hang Outline Zoning Plan No. S/NE-KLH/10 to "Village Type Development"	3 February 2006
Y/NE-TK/1	Various Lots in D.D. 17 and adjoining Government land, west of Lo Tsz Tin Village, Ting Kok, Tai Po	To rezone from "Agriculture" and "Green Belt" on the Draft Ting Kok Outline Zoning Plan No. S/NE-TK/11 to "Other Specified Uses (Spa Resort Hotel)"	10 February 2006

27 January 2006

Town Planning Board



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

CLARIFICATION ANNOUNCEMENT

This announcement is made by the Company pursuant to Rule 13.10 of the Listing Rules.

The Board has noted the recent decrease in the price and the recent increase in the trading volume of the shares of the Company. The Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by Techtronic Industries Company Limited (the "Company") pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Reference is made to certain recent analyst research reports with respect to the performance of the Company. The board of directors of the Company (the "Board") acknowledges that there are certain merits reflected in these reports:

1. Inventory alignment by a major customer of the Company;
2. Lower OEM sales;
3. Capacity constraint in lithium-ion battery productions;
4. Currency effect on European operations.

These resulted in a shortfall with respect to the market consensus.

The Board has noted the recent decrease in the price and the recent increase in the trading volume of the shares of the Company. The Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

As at the date of this announcement, the Board comprises four Group Executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan and Mr. Frank Chi Chung Chan, one Non-Executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-Executive Directors, namely, Mr. Christopher Patrick Langley, Mr. Joel Arthur Schleicher and Mr. Manfred Kuhlmann.

By Order of the Board
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 26th January, 2006

NOTICE

NOTICE IS HEREBY GIVEN that Winterthur Insurance Services Asia Limited ("the Company"), a company incorporated in Hong Kong, has ceased to carry on any class of insurance business in or from Hong Kong since 31 December 2005 and that the Company has no outstanding or insurance policies or contracts in force and has no outstanding or other claims whatsoever under any insurance policies or contracts issued or underwritten in or from Hong Kong.

The Company now proposes to withdraw its authorization to carry on insurance business in or from Hong Kong pursuant to section 40(1) of the Insurance Companies Ordinance, Chapter 41 of the Laws of Hong Kong, and an application for such withdrawal has been made to the Insurance Authority.

Any person having any objection to the above proposed withdrawal of authorization should notify the Company in writing, with a copy of the notice to the Insurance Authority whose address is at 21st Floor, Queensway Government Offices, 66 Queensway, Hong Kong on or before 27 February 2006.

Dated this 27th day of January 2006.

Winterthur Insurance Services Asia Limited
15/F Luk Kwok Centre
72 Gloucester Road
Wanchai
Hong Kong


SkyHawk

天鷹電腦集團

SKY HAWK COMPUTER GROUP HOLDINGS LIMITED
天鷹電腦集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1129)

POLL RESULTS OF THE RESOLUTION PROPOSED AT THE EXTRAORDINARY GENERAL MEETING HELD ON 26 JANUARY 2006

Reference is made to the announcement ("**Announcement**") dated 22 December 2005 and the notice of the EGM ("**Notice of EGM**") dated 10 January 2006, both issued by Sky Hawk Computer Group Holdings Limited ("**Company**"). Unless the context otherwise requires, capitalised terms used in this announcement shall have the same meanings as defined in the Announcement.

At the EGM held on 26 January 2006, the chairman of the EGM demanded a poll for voting on the ordinary resolution approving the Placing Agreement and the transactions contemplated therein as set out in the Notice of EGM. The Hong Kong branch share registrar of the Company, Union Registrars Ltd., was appointed and acted as the scrutineer at the EGM for the purpose of vote-taking. The resolution was approved as an ordinary resolution by the independent shareholders of the Company and the results of the voting by poll are as follows:

Ordinary Resolution	Number of Shares carrying voting rights at the EGM		
	For	Against	Total number of votes
To approve (i) the Placing Agreement; (ii) the allotment and issue of up to 250 million Placing Shares to the placees (including but not limited to Mr. Wu Chi Lok, Mr. Yeung Tsz Keung, Jackey (both being executive Directors) and other independent placees) pursuant to the terms of the Placing Agreement; and (iii) all the transactions contemplated under the Placing Agreement.	130,642,000 (100 %)	0 (0%)	130,642,000

As at the date of the EGM, the issued share capital of the Company comprised 734,500,000 Shares and each of Mr. Wu Chi Lok ("Mr. Wu") and Mr. Yeung Tsz Keung, Jackey ("Mr. Yeung") held 34,150,000 and nil Shares respectively. As both of Mr. Wu and Mr. Yeung are connected persons (as defined in the Listing Rules) of the Company and had materially interested in the Placing, Mr. Wu abstained from voting and Mr. Yeung was not entitled to vote in respect of the resolution proposed at the EGM for approving the Placing. Accordingly, the total number of Shares entitling the independent shareholders of the Company to attend and vote for or against the resolution proposed at the EGM was 700,350,000 Shares.

By order of the Board
Sky Hawk Computer Group Holdings Limited
Wang Chia Chin
Chairman

Hong Kong, 26 January 2006

As at the date of this announcement, the board of Directors comprises Messrs Wang Chia Chin, Chen Ho Fa, Wu Chi Lok, Wong Chong Fai, William and Yeung Tsz Keung, Jackey, all being executive Directors and Messrs Chan Bui Leung, Shum Po Cheung and Lui Nam Kit, all being independent non-executive Directors.

TOWN PLANNING ORDINANCE (Chapter 131)
APPLICATION FOR PLANNING PERMISSION SUBMISSION OF FURTHER INFORMATION

Pursuant to section 16(2D)(b) of the Town Planning Ordinance (the Ordinance), the Town Planning Board (the Board) has published newspaper notice(s) of the planning application(s) made under section 16(1) of the Ordinance as set out in the Schedule below. Pursuant to section 16(2K) of the Ordinance, the Board has accepted further information from the applicant(s) to supplement the information included in the application(s). The further information is now available for public inspection during normal office hours at the following locations -

(i) the Planning Enquiry Counter, 17th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong;

(ii) the Planning Enquiry Counter, 14th Floor, Sha Tin Government Offices, 1 Sheung Wo Che Road, Sha Tin, New Territories; and

(iii) the Tsuen Wan and West Kowloon District Planning Office, 27th Floor, Tsuen Wan Government Offices, 38 Sai Lau Kok Road, Tsuen Wan, New Territories (only for application(s), if any, marked with asterisk (*) in the Schedule).

In accordance with sections 16(2K)(c) and 16(2F) of the Ordinance, any person may make comment to the Board in respect of the further information. The comment should state the application number to which the comment relates and should be made in writing to the Secretary, Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong not later than the date specified in the Schedule.

Any person who intends to make comment is advised to read the "Town Planning Board Guidelines on Publication of Applications for Amendment of Plans, Planning Permission and Submission of Comments on Various Applications under the Town Planning Ordinance" for details. The Guidelines are available at the above locations, the Secretariat of the Board (15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong) as well as the Board's website (http://www.info.gov.hk/tpb/).

In accordance with sections 16(2K)(c) and 16(2I) of the Ordinance, any comment made to the Board will be available for public inspection during normal office hours at locations (i) and (ii) above until the Board has considered the application in question under section 16(3).

The location plan(s) and the gist(s) of the broad development parameters of the application(s) can be viewed at the above locations, the Secretariat of the Board and the Board's website.

Statement on Personal Data

The personal data submitted to the Board in any comment will be used by the Secretary of the Board and Government departments for the following purposes:

(a) the processing of the application which includes making available the name of the person making the comment (hereafter known as "commenter") for public inspection when making available the comment for public inspection; and

(b) facilitating communication between the "commenter" and the Secretary of the Board/Government departments

in accordance with the provisions of the Ordinance and the relevant Town Planning Board Guidelines.

Schedule

Application No.	Location	Applied Use/Development	Further Information	Deadline for Making Comment on the Further Information
A/YL-TYST/299	Lot 2064 in D.D. 121, Hung Shui Kiu, Yuen Long, New Territories	Proposed Residential cum Government, Institution or Community Development with Minor Relaxation of Maximum Building Height	Submission of responses to departmental comments, a tree survey report, revised landscape master plan and revised technical assessment.	10 February 2006
A/K1/213*	17 Science Museum Road, Tsim Sha Tsui, Kowloon	Proposed Hotel and Flat (Staff Quarters)	Revisions in the "traffic impact assessment" including the junction capacity analysis, the hotel trip generation surveys and the provision of parking facilities, and the "self-assessment form on the potential noise impact to the proposed staff quarters development".	17 February 2006

27 January 2006

Town Planning Board

NOTICE OF INTENDED DIVIDEND IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE

In Bankruptcy Proceedings
No. 11266 of 2004

Re: LUI KA YIM RACHEL

NOTICE is hereby given that a dividend is intended to be declared in the above matter. Creditors who have not proved their debts by 18th February 2006 will be excluded from this dividend.

Dated this 27th day of January 2006

E T O'CONNELL
Official Receiver & Trustee

NOTICE OF GENERAL MEETING OF CREDITORS IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE

In Bankruptcy Proceedings
No. 7917 of 2005

Re: YEUNG CHI WAI

NOTICE is hereby given that the General Meeting of Creditors will be held at the Official Receiver's Office, 10th Floor, Queensway Government Offices, 66 Queensway, Hong Kong on 9th February 2006 (Thursday) at 10:30a.m.

Dated this 27th day of January 2006

E T O'CONNELL
Official Receiver

HCCW 947/2005

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE
COMPANIES (WINDING-UP) NO.947 OF 2005

IN THE MATTER OF THE COMPANIES ORDINANCE (CHAPTER 32)
and
IN THE MATTER OF SKYBASE INTERNATIONAL LIMITED (天達國際有限公司)

NOTICE IS HEREBY GIVEN that a petition for the winding-up of the abovenamed Company by the High Court of Hong Kong Special Administrative Region was on the 30th day of December 2005, presented to the said Court by *Bank of China (Hong Kong) Limited* of 14th Floor, Bank of China Tower, No.1 Garden Road, Central, Hong Kong AND that the said Petition is directed to be heard before the Court at 9:30 a.m. on Wednesday, the 22nd day of February 2006; and any creditor or contributory of the said company desirous to support or oppose the making of an Order on the said Petition may appear at the time of hearing by himself or his Counsel for that purpose; and a copy of the Petition will be furnished to any creditor or contributory of the said Company requiring the same by the undersigned on payment of the regulated charges.

Dated the 27th day of January 2006.

CHU & LAU
Solicitors for the Petitioner
2nd Floor, The Chinese General Chamber of Commerce Building,
No.24-25 Connaught Road,
Central, Hong Kong
(Our Ref: L/48399/HCW/PYM/CKY)

Note:- Any person who intends to appear on the hearing of the said Petition must serve on or send by post to the abovenamed notice in writing of his intention so to do. The notice must state the name and address of the person, or if a firm, the name and address of the firm and must be signed by the person or firm or his or their solicitor (if any) and must be served, or if posted, must be sent by them in sufficient time to reach the abovenamed not later than six o'clock in the afternoon of the 21st day of February 2006.

Dynamic Global Holdings Limited
環球動力控股有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 231)

RESIGNATION OF DIRECTOR

The Board of Directors (the "Board") of Dynamic Global Holdings Limited (the "Company") announces that Mr. Chan Lap Tat, Dickman ("Mr. Chan") has resigned as executive director of the Company with effect from 26 January 2006 due to personal reasons. The Board and Mr. Chan confirm that there is no disagreement with each other and there is no any other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board expresses its heartfelt gratitude to Mr. Chan for his valuable contribution to the Company during his tenure of office.

By Order of the Board
Chen Jung Hsin
CEO & Executive Director

Hong Kong, 26 January 2006

As at the date of this announcement, the board of directors of the Company comprises Mr. Chen Jung Hsin, Mr. Liang Wenjian, Mr. Zhang Fan, Mr. Su Xiziong, Mr. Li Wing Sum, Steven and Ms. Wong Lin Chooi as Executive Directors; Mr. He Zhe as Non-executive Director; and Dr. Lu Jianhua, Mr. Ng Fuk Leung and Dr. Dong Ansheng as Independent Non-executive Directors.

THE COMPANIES ORDINANCE (CHAPTER 32)
AVANTICORP. HONG KONG LIMITED (IN MEMBERS' VOLUNTARY LIQUIDATION)
NOTICE TO CREDITORS

NOTICE is hereby given that the creditors of the above company, which is being voluntarily wound up, are requested to send in, on or before 28th February 2006, their names and addresses and descriptions, and full particulars of their debts or claims and the names and addresses of their solicitors (if any) to the undersigned and Mr John James Toohey, the Joint and Several Liquidators of the above company, and further, if so required by notice in writing from the said Joint and Several Liquidators, personally or by their solicitors or representatives to come in and prove their said debts or claims at such time and place as shall be specified in such notice, or in default thereof, such creditors will be excluded from the benefit of any distribution made before such debts are proved.

Dated this 27th day of January 2006.

Rainier Hok Chung Lam
Joint and Several Liquidator
22/F, Prince's Building
Central, Hong Kong

For all Classified Advertisements

please contact Isabella Chan Tel : 2798 2765
Judith Ho Tel : 2798 2710
Classified@thestandard.com.hk Fax : 2798 2785

(Page 1)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



NewOcean Green Energy Holdings Limited

(新海環保能源集團有限公司)*

(Incorporated in Bermuda with limited liability)

(Stock code: 342)

DISCLOSEABLE TRANSACTION
ACQUISITION OF THE ENTIRE INTEREST IN
深圳市寶潤燃氣有限公司
(SHENZHEN BAORUN LIQUEFIED PETROLEUM GAS CO., LTD)*

The Directors are pleased to announce that the Purchaser, a wholly-owned subsidiary of the Company, entered into two separate agreements (both dated 31 December 2005, but legally effected on 5 January 2006) with Vendor A and Vendor B respectively. Pursuant to Agreement A, the Purchaser conditionally agreed to purchase 80% interest in Shenzhen Baorun from Vendor A for a cash consideration of RMB22,000,000 (approximately HK$21,154,000). Pursuant to Agreement B, the Purchaser conditionally agreed to purchase the remaining 20% interest in Shenzhen Baorun from Vendor B for a cash consideration of RMB13,600,000 (approximately HK$13,077,000).

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, each of Vendor A and Vendor B, their ultimate beneficial owners are independent third parties, are not connected persons of the Company and are independent of the Company and their respective associates (as defined in the Listing Rules).

The respective consideration for Agreement A and Agreement B was arrived at after arm's length negotiation and was agreed on normal commercial terms between the Company and the respective Vendors.

Given the reasons and benefits for the Acquisitions, the Directors consider the terms of the Agreements to be fair and reasonable and the Acquisitions are in the interests of the Company and the Shareholders as a whole.

As the applicable percentage ratios for the Acquisitions is more than 5% but less than 25% under Rule 14.06(2) of the Listing Rules, the Acquisitions constitute a discloseable transaction for the Company. A circular containing further details of the Acquisitions will be dispatched to the Shareholders as soon as practicable.

1. THE AGREEMENTS DATED 31 DECEMBER 2005

The Agreements were dated and signed by the respective parties on 31 December 2005. Due to the transfer of state owned assets, the terms of Agreement A has to be verified by 深圳國際高新技術產權交易所 ("China Hi-tech Property Exchange*") as stated under "1.3 Consideration" below and Agreement B has to be witnessed by China Hi-tech Property Exchange in order to be validated, before the Agreements could become legally effective.

The above verification/witnessing procedure by China Hi-tech Property Exchange has been completed on 5 January 2006.

1.1 Parties

Agreement A

(a) Vendor A, an Independent Third Party; and

(b) the Purchaser

Agreement B

(a) Vendor B, an Independent Third Party; and

(b) the Purchaser

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, each of Vendor A and Vendor B, their ultimate beneficial owners are independent third parties, are not connected persons of the Company and are independent of the Company and their respective associates (as defined in the Listing Rules).

1.2 Assets to be acquired

Pursuant to the Agreement A, the Purchaser conditionally agreed to acquire 80% of the equity interests in Shenzhen Baorun from Vendor A.

Pursuant to the Agreement B, the Purchaser conditionally agreed to acquire 20% of the equity interests in Shenzhen Baorun from Vendor B.

1.3 Consideration

The aggregate consideration of RMB35,600,000 (approximately HK$34,231,000) will be satisfied in cash. The Company intends to fund such payment by the Group's internal resources. The respective consideration for Agreement A and Agreement B was arrived at after arm's length negotiation and was agreed on normal commercial terms between the Company and the respective Vendors.

Agreement A

The consideration of RMB22,000,000 (approximately HK$21,154,000) for Agreement A was negotiated with reference to the audited net asset value of Shenzhen Baorun as at 31 October 2005 (prepared in accordance with PRC GAAP) of approximately RMB16,989,000 (approximately HK$16,336,000).

The Purchaser will pay Vendor A a sum of RMB18,000,000 (approximately HK$17,308,000) upon the Company having received evidence, namely the relevant business licences and the relevant approvals from various government agencies for operating LPG business, as part of the due diligence performed by the Group to ascertain the validity of the share transfer and being satisfied that the share transfer procedures have been verified ("鑒證") by 深圳國際高新技術產權交易所 ("China Hi-tech Property Exchange*") and accepted by深圳市工商行政管理部 ("Administrative of Industry and Commerce of Shenzhen Municipality") and the remaining balance of RMB4,000,000 (approximately HK$3,846,000) will be payable upon the duly transferred of the title of the piece of land located at Songang District, Shenzhen (深圳市松崗區), which is currently occupied by the operation of Shenzhen Baorun, from 深圳市寶安區管道燃氣有限公司 ("Shenzhen Baoan Gas Limited*"), an Independent Third Party, to Shenzhen Baorun. The aforesaid transfer is the final step of an agreement of reorganisation between 深圳市寶安區管道燃氣有限公司 and Shenzhen Baorun.

The Directors expect that the above due diligence process and the abovementioned acceptance by Administrative of Industry and Commerce of Shenzhen Municipality will be completed by the end of February 2006.

No additional consideration is required by Shenzhen Baorun for the transfer of the title of the land as mentioned above. The Directors expect the aforesaid transfer of the title of the land will be completed around April 2006.

Agreement B

The consideration of RMB13,600,000 (approximately HK$13,077,000) for Agreement B.

The Directors consider that it is essential to secure full control of Shenzhen Baorun as explained under "2. Information about the Group and Shenzhen Baorun" below. Accordingly, the consideration for the remaining 20% of Shenzhen Baorun was separately negotiated with Vendor B on arm's length basis with reference to the audited net asset value of Shenzhen Baorun as at 31 October 2005 and the future prospects of securing a position in the sale and distribution of LPG in Shenzhen and Dongguang area.

The Purchaser will pay Vendor B a sum of RMB13,600,000 (approximately HK$13,077,000) upon Completion.

The Directors consider the terms of the Agreements, based on the reasons for and benefits of the Acquisitions as stated below, to be fair and reasonable and the Acquisitions are in the interests of the Company and the Shareholders as a whole.

1.4 Conditions precedent of the Agreements

Agreement A

Completion of Agreement A is conditional upon fulfillment of the following conditions:

(a) the Purchaser having been satisfied with the result of the due diligence review on the legal, financial, taxation, business and customer base of Shenzhen Baorun and Vendor A shall deliver to the Purchaser the following documents:

(i) document evidencing that the board of directors of Shenzhen Baorun and its shareholders, being the Vendors, authorising the entering into of Agreement A;

(ii) financial report of Shenzhen Baorun and business licence; and

(iii) all consents or approvals of any relevant governmental authorities or other relevant regulatory bodies in the PRC for conducting distribution of LPG in the Guangdong Province, the PRC, which shall be confirmed by a PRC legal opinion opining on the legality and enforceability of such documents; and

(b) the directors of Shenzhen Baorun appointed by Vendor A shall be duly resigned.

The Directors expect the above conditions precedent will be completed by the end of February 2006. The completion of Agreement A is not conditional on the completion of the acquisition of the 20% interest in Shenzhen Baorun under Agreement B.

Agreement B

Completion of Agreement B is subject to, inter alia, the completion of the acquisition of the 80% interest in Shenzhen Baorun under Agreement A.

In the event of any breach of contract by any vendors, the Purchaser can terminate the agreement and the vendor has to return the amount paid by the Purchaser and an additional 10% of that amount paid as compensation to the Purchaser within 5 days from the date of notice of termination. In the event of any breach of contract by the Purchaser, the vendor can terminate the agreement and the Purchaser has to pay an amount equal to 10% of the amount already paid by the Purchaser as compensation to the vendor within 5 days from the date of notice of termination.

To the best knowledge of the Directors, two of the directors of Shenzhen Baorun are appointed by Vendor B, who will resign upon Completion.

In the event that the above conditions precedent is not fulfilled by the end of April 2006, the Agreements will lapse.

2. INFORMATION ABOUT THE GROUP AND SHENZHEN BAORUN

The principal activities of the Group are the sale and distribution of LPG and leasing of property, plant and equipment.

In order to expand the Group's distribution of LPG business, the Group began to seek for investment opportunities in the sale and distribution of LPG business in the PRC. In mid-September 2005, Vendor A announced its intention to dispose of its interest in Shenzhen Baorun through 深圳國際高新技術產權交易所 ("China Hi-tech Property Exchange*"). Following certain research in the Shenzhen/Dongguang area, the Group approached the Vendors for a possible sale of their interest in Shenzhen Baorun and eventually the Agreements were signed on 31 December 2005.

Shenzhen Baorun is principally engaged in warehousing, packaging, wholesale and retail sales and distribution of LPG in Shenzhen. Based on the audited financials of Shenzhen Baorun (prepared in accordance with the PRC GAAP), the results for each of the two years ended 31 December 2004 and the ten months ended 31 October 2005 are as follows:

	For the year ended 31 December		For the ten months ended 31 October
	2003	2004	2005
	RMB	*RMB*	*RMB*
Turnover	134,391,455.96	132,010,021.79	131,355,977.96
Net loss	(881,347.05)	(1,529,143.19)	(3,399,209.31)
	As at 31 December		**As at 31 October**
	2003	2004	2005
	RMB	*RMB*	*RMB*
Total assets	25,322,616.49	22,387,327.30	20,888,394.32
Total liabilities	1,217,233.03	1,999,100.24	3,899,376.57
Net assets	24,105,383.46	20,388,227.06	16,989,017.75

For the ten months ended 31 October 2005, Shenzhen Baorun recognised a loss of approximately RMB2,200,000 being the set up cost previously not being amortised. Save for this expense, the loss recorded by Shenzhen Baorun for ten months ended 31 October 2005 was at approximately the same level as of the year ended 31 December 2004.

Despite of the continuing loss for Shenzhen Baorun which was partly due to operational inefficiency, such as high operating and material costs, for the two years ended 31 December 2004 and the ten months ended 31 October 2005, taking into account that (i) the acquisition of Shenzhen Baorun would expedite the Group's expansion of its business in the Shenzhen/Dongguang area; (ii) the reduction of operating costs of Shenzhen Baorun through cost saving exercise; and (iii) the utilisation of the Group's sales and distribution network to achieve economies of scale, the Directors are confident that by capitalising the management expertise in distribution of LPG, the Group can turnaround the business of Shenzhen Baorun. Besides, all the directors of Shenzhen Baorun will be resigned upon Completion.

As far as the Directors are aware, Vendor A is an investment holding company, mainly in property investment and Vendor B is an investment holding company for the purpose of holding the 20% interest in Shenzhen Boarun.

3. REASONS FOR AND BENEFITS OF THE ACQUISITIONS

During the two years ended 31 December 2003 and 2004, Shenzhen Baorun has sold approximately 38,800 tons and approximately 31,700 tons of LPG. For the ten months ended 31 October 2005, Shenzhen Baorun has sold approximately 30,000 tons of LPG.

According to the latest available published figures from National Bureau of Statistics of China ("中華人民共和國國家統計局"), Shenzhen and Dongguang have a population of over 13,450,000 in 2000. In view of the

BYD

比亞迪股份有限公司
BYD Company Limited

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1211)

Notice of Extraordinary General Meeting

Notice is hereby given that an extraordinary general meeting (the "EGM") of BYD Company Limited (the "Company") will be held at 11:00 a.m. on 28th February, 2006 at Conference Room, Yan An Road, Kuichong, Longgang District, Shenzhen, Guangdong Province, the People's Republic of China ("PRC") to consider and if thought fit, pass the following *special resolutions:*

"THAT:

1. The Company be and is hereby authorized, subject to the Administrative Measures on Short-term Debentures promulgated by the People's Bank of China (the "PBOC") and such other applicable rules and regulations, if any, to issue short-term debentures on the following principal terms:
   (1) Principal amount of debentures to be issued: up to an aggregate principal amount of 40% of the net asset value as shown in the Company's then latest audited consolidated financial statements prepared in accordance with PRC Generally Accepted Accounting Rules and Regulations or such other limit as may be otherwise prescribed by PBOC in one or multiple tranches;
   (2) Interest payable on the debentures: not higher than the resulting rate of the prevailing basic lending rate of PBOC as downwardly adjusted by not more than 10%;
   (3) Target subscribers: Institutional investors in PRC domestic inter-bank bond market;
   (4) Use of proceeds: subject to the then circumstances of the Group, it is currently contemplated that the issue proceeds will be used to refinance current bank loans and as working capital for handset related business.
2. Mr. Wang Chuanfu, president and director of the Company, be and is authorized to determine and finalise the terms and conditions and any other matters in relation to the issue of short-term debentures based on the then market conditions and requirements of the Group, including the principal amount, interest rate and term of the short term debentures as set out in resolution no. 1 above and to arrange for the preparation and execution of all necessary *documents in connection with the proposed issue.*"

By Order of the Board
Wu Jing-Sheng
Company Secretary

Hong Kong, 13th January, 2006

Notes:

(A) Holders of the Company's overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company's Register of Members which is maintained by Computershare Hong Kong Investor Services Limited at the close of business on 27th January, 2006 (Friday) are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting;

(B) Holders of H shares, who intend to attend the EGM, must complete and return the written replies for attending the EGM to the office of the Secretary of the Board of Directors of the Company no later than 7th February,2006 (Tuesday);

* Shareholders can deliver the written replies in person, by post or by facsimile;

• Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

Yan An Road
Kuichong, Longgang District
Shenzhen
Guangdong Province
PRC
Tel:(86-755)8421 8888
Fax:(86-755)8420 2222

(C) *Each holder of H shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies,* whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. Instrument appointing a proxy of any holder of H Shares (being a body corporate) must be affixed with the corporate seal of such holder of H shares or duly sighed by the chairman of its board of directors or by its authorized attorney. For holders of H shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Computershare Hong Kong Investor Services Limited no less than 24 hours before the time appointed for the holding of the EGM in order for such documents to be valid.

(D) The Company's Register of Members will be closed from 28th January, 2006 to 27th February, 2006, (both days inclusive), during which time no transfer of shares will be registered. Transferees of H shares who wish attend the EGM must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 27th January, 2006 at 4:00 p.m. for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:

Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(E) The EGM is expected to last not more than one day. Shareholders or proxies attending the EGM are responsible for their own transportation and accommodation expenses.

As at the date of the announcement, the executive directors of the Company are: Mr. Wang Chuan-fu and Mr. Xia Zuo-quan; the non-executive directors of the Company is: Mr. Lu Xiang-yang; the independent non-executive directors of the Company are; Mr. Li Guo-xun, Mr. Kang Dian and Lin You-ren.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

CLARIFICATION ANNOUNCEMENT

This announcement is made by the Company pursuant to Rule 13.10 of the Listing Rules. The Board has noted the recent increase in the trading volume of the shares of the Company and wishes to state that, save as disclosed in this announcement, the Board is not aware of any reasons for such increase.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by Techtronic Industries Company Limited (the "Company") pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Reference is made to certain press articles (the "Articles") published recently on various newspapers in relation to the placing by an institutional investor of the shares of the Company for approximately HK$638 million (the "Placing").

Save and except that the board of directors of the Company (the "Board") has become aware of the Placing through the Articles and that the Placing does not involve the directors of the Company nor their respective associates (as defined under the Listing Rules), the Board has no prior knowledge of the Placing nor has the Board received any notification from the shareholders of the Company in respect of the Placing. As at the date of this announcement, the Board has no knowledge of the identity of the institutional investor of the Placing.

The Board has noted the recent increase in the trading volume of the shares of the Company and wishes to state that, save as disclosed in this announcement, the Board is not aware of any reasons for such increase. The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

As at the date of this announcement, the Board comprises four Group Executive Directors, namely Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan and Mr. Frank Chi Chung Chan, one Non-Executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-Executive Directors, namely, Mr. Christopher Patrick Langley, Mr. Joel Arthur Schleicher and Mr. Manfred Kuhlmann.

By Order of the Board
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 12th January, 2006

HCCW 917/2005

NOTICE

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE COMPANIES (WINDING-UP) NO. 917 OF 2005

IN THE MATTER OF LAPAGAYO (HOLDING) LIMITED (拉柏家雅集團有限公司)
and
IN THE MATTER OF THE Companies Ordinance, Chapter 32 of the Laws of Hong Kong

NOTICE is hereby given that a Petition for the winding-up of the above-named Company by the High Court of the Hong Kong Special Administrative Region was on the 16th day of December 2005 presented to the said Court by SHUNDE YOU LIAN KNIT GARMENT FACTORY CO., LTD. whose registered address is situate at No.16, Mai Lang Road, Mai Lang Management Zone Long Jiang, Shun De City, Guang Dong Province, the People's Republic of China AND that the said Petition is directed to be heard before the Court at 9:30 a.m. on the 15th day of February 2006; and any creditor or contributory of the said Company desirous to support or oppose the making of an Order on the said Petition may appear at the time of hearing by himself or his Counsel for that prupose; and a copy of the Petition will be furnished to any creditor or contributory of the said Company requiring the same by the undersigned on payment of the regulated charge for the same.

Dated the 13th day of January 2006.

Y.C. Lee, Pang & Kwok
Solicitors for the Petitioner,
2803, Wing On House,
71 Des Voeux Road Central, Hong Kong.

Note :- Any person who intends to appear on the hearing of the said Petition must serve on or send by post to the above-named, notice in writing of his intention to do so. The Notice must state the name and address of the person, or if a firm, the name and address of the firm, and must be signed by the person or firm, or his or their solicitors (if any), and must be served or if posted, must be sent by post in sufficient time to reach the above-named not later than six o'clock in the afternoon of the 14th day of February 2006.

P&G Outstanding Stores Election Program Lucky Draw Result

Grand Prize (1 Winner) : Luk Fook Jewelleries, HK$100,000

Name	HKID / Tel
鄧美琪	9688

2nd Prize (1 Winner) : Phillips 30" LCD TV, HK$12,990

Name	HKID / Tel
彭德貞	D6434

3rd Prize (1 Winner) : Motorola V3 Mobile Phone, HK$3,400

Name	HKID / Tel
吳靜靜	C6033

Consolation Prize (10 Winners) : Sogo Cash Coupon, HK$500

Name	HKID / Tel
梁啟基	K1722
李惠玲	D0746
陳美仙	9223
Lan Ka Ki	E3777
Wong Kwok Chung	Z5224
Jacob Chen	A8274
Kong Cho Kei, Sunny	K1661
Tsang Kin Wah	K8239
Ng Wai Keung	K8933
Yeung Shiu Kee	K3032

Trade Promotion Competition License No.: 24372

TOWN PLANNING ORDINANCE (Chapter 131)

APPROVAL OF DRAFT PAK SHEK KOK (EAST) *OUTLINE ZONING PLAN*

Pursuant to section 9(5) of the Town Planning Ordinance, it is hereby notified that, in exercise of the powers conferred by that section 9(1)(a), the Chief Executive in Council on 3 January 2006 approved the draft Pak Shek Kok Outline Zoning Plan (renumbered as S/PSK/9 upon approval). The approved plan is printed and exhibited for public inspection at the following locations :

(i) the Secretariat of the Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong;
(ii) the Planning Enquiry Counter, 17th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong;
(iii) the Planning Enquiry Counter, 14th Floor, Sha Tin Government Offices, 1 Sheung Wo Che Road, Sha Tin, New Territories;
(iv) the Tai Po and North District Planning Office, 13th Floor, Sha Tin Government Offices, 1 Sheung Wo Che Road, Sha Tin, New Territories;
(v) the Tai Po District Office, Ground Floor, Tai Po Government Offices Building, 1 Ting Kok Road, Tai Po, New Territories;
(vi) the Sha Tin District Office, 4th Floor, Sha Tin Government Offices, 1 Sheung Wo Che Road, Sha Tin, New Territories;
(vii) the Tai Po Rural Committee, Ground Floor, 1 Heung Sze Wui Street, Tai Po, New Territories; and
(viii) the Sha Tin Rural Committee, No. 248 Pai Tau Village, Sha Tin, New Territories.

Copies of the approved plan are available on payment of a fee at the Survey and Mapping Office, Map Publications Centre (Hong Kong), 23rd Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong and the Survey and Mapping Office, Map Publications Centre (Kowloon), Ground Floor, 382 Nathan Road, Kowloon.

The electronic version of the approved plan is viewable on the Town Planning Board's website (http://www.info.gov.hk/tpb).

LAM Chik-ting, Tony Clerk to the Executive Council

COUNCIL CHAMBER
13 January 2006